

Annual Report

For the 6 month transition period ended
December 31, 2012









pharmacyclics®



Since our last Annual Report, Pharmacyclics has made significant and concrete progress toward our goal of being first-mover in creating an entirely new landscape in the patient-friendly treatment of cancer. Friendly as defined in the American Heritage Dictionary means: "warm, comforting; not antagonistic."

In this pursuit, we are not just breaking new ground in biotechnology, but we are fundamentally redefining treatment protocols that have the potential to change the lives of our patients for the better.

The medicines we develop could become a true ally in the cause and struggle of cancer sufferers all around the world.

This is a great and noble mission. We view it as an obligation. And to fulfill that obligation, we have established the Pharmacyclics **Five Pillars of Performance.**

Purpose. Our purpose is to design, develop, and commercialize novel therapies intended to improve the quality of life, increase duration of life, and resolve serious unmet medical healthcare needs. The measure of our success is not only in the medicines we create, but in the number of lives we improve as a result. This is a patient-centric model, and it ensures that our success is always measured by the standard of patient and societal benefit.

People. People are our most precious asset. It is people who envision our future. It is our people who work hard and deliver what we promise with quality, in quantity and cost effectively. To achieve our mission, we have nearly tripled our number of employees over the last 18 months. We are building a world-class team of professionals who bring years of experience in oncology and biotechnology. They are distinguished not only by their professional credentials, but also by their commitment to making a substantive difference for the betterment of patients in need of our medicines.

Products. Key to accomplishing our purpose is the creation of breakthrough medical therapies. The products we develop are core to our corporate viability.

- ibrutinib is a Bruton's tyrosine kinase (BTK) inhibitor that continues deep into Phase III clinical trials in chronic lymphocytic leukemia and mantle cell lymphoma. It is also in various stages of Phase II trials in other B-cell malignancies. With more than 1,100 patients having already been enrolled in these trials to date, ibrutinib is a once-a-day oral medicine that holds the promise to free patients from the debilitating and toxic effects of traditional radiation and chemotherapies. We postulate that ibrutinib will be a game-changing medicine for cancer patients. We are proud that our partner in the development of this breakthrough medicine is Janssen Biotech Inc, one of the Janssen Pharmaceutical Companies of Johnson & Johnson, without whose support, guidance, and perspective our challenges would be much greater.
- Abexinostat HCL is a histone deacetylase (HDAC) inhibitor that continues into Phase II clinical trials in oncology and is showing good responses.
- PCI-27483 is the code for our Factor VIIa inhibitor which we have partnered with Novo Nordisk A/S, a global healthcare company, which will utilize this small molecule as an excipient to enable the development of a new product formulation within Novo Nordisk's biopharmaceutical unit.

Culture. The culture of Pharmacyclics is unique in the biotechnology industry. We place extraordinary value on it. Everyone on our team, from the most credentialed technical professional to the newest support staff, is dedicated to the principles that have guided this company over the last 4 ½ years. We are driven by these values to achieve excellence not only in our individual efforts, but in our efforts as a dedicated team to achieve the significant results that we know will better the lives of our patients. Among these principles are: High Performance Team and 24 Characteristics of a Genius. We desire to operate 100% to regulatory specifications. We strive to build a factor we call trust both inside our company and importantly with external stakeholders as well.

Future. We have accomplished a great deal in the last 18 months. We are far from finished, much remains to be done. We look forward to discussing and sharing our forward progress throughout this year.

Whether you are a shareholder or an employee, a patient or a physician, an investor or a regulator, we appreciate your participation and support. We look forward to making a significant difference for the betterment of patients around the world for as far into the future as we can see.

Sincerely,

Bob Duggan
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from July 1, 2012 to December 31, 2012

Commission File Number: 000-26658

Pharmacyclics, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**94-3148201**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
995 E. Arques Avenue, Sunnyvale, CA	**94085-4521**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(408) 774-0330**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, $.0001 Par Value	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant was $2,374,664,844 based on the closing sale price of the Registrant's common stock on The NASDAQ Stock Market LLC on that date. Shares of the Registrant's common stock beneficially owned by each executive officer and director of the Registrant and by each person known by the Registrant to beneficially own 10% or more of its outstanding common stock have been excluded, in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The number of outstanding shares of the Registrant's common stock as of February 15, 2013 was 70,539,755.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into Part III of this Form 10-K: the Definitive Proxy Statement for the Registrant's 2013 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's transition period ended December 31, 2012.

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ANNUAL REPORT ON FORM 10-K
FOR THE TRANSITION PERIOD ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

Item 1. Business

Change in Fiscal Year End

On November 14, 2012, the Board of Directors approved a change in the fiscal year end from June 30 to December 31, effective December 31, 2012. All references to "fiscal years", unless otherwise noted, refer to the twelve-month fiscal year, which prior to July 1, 2012, ended on June 30, and beginning on December 31, 2012, ends on December 31, of each year.

Company Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of cancer and immune mediated diseases. Our mission and goal is: To build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious unmet medical healthcare needs; and to identify promising product candidates based on scientific development and administrational expertise, develop our products in a rapid, cost-efficient manner and to pursue commercialization and/or development partners when and where appropriate. We exist to make a difference for the better and these are important times to do that.

Presently, we have three product candidates in clinical development and several preclinical molecules in lead optimization. We are committed to high standards of ethics, scientific rigor, and operational efficiency as we move each of these programs toward potential commercialization. To date, nearly all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not anticipate the generation of any product commercial revenue until we receive the necessary regulatory and marketing approvals to launch one of our products.

During the fiscal year ended June 30, 2012, we exited the development stage, as defined in Financial Accounting Standards Board Accounting Standards Codification Topic 915, "Development Stage Entities" with the signing of our first significant collaboration with Janssen Biotech, Inc. and its affiliates ("Janssen") (See Note 4 to the consolidated financial statements), from which we received our first significant revenue from principal operations, reflective that we are no longer in the development stage.

In 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation—a subsidiary of Quest Diagnostics Incorporated), including technology and intellectual property relating to drugs that target histone deacetylase ("HDAC") enzymes (specific and multiple isoforms), a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas/leukemias, anti-inflammatory and autoimmune diseases. Since that time we have advanced these programs by bringing several product candidates into clinical development.

We are headquartered in Sunnyvale, California and are listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com. Information found on our website is not incorporated by reference into this report.

Our Pipeline

Our clinical development and product candidates are small-molecule enzyme inhibitors designed to target key biochemical pathways involved in human diseases with critical unmet needs. We currently have three proprietary drug candidates under clinical development and several preclinical lead molecules. These include: an inhibitor of Bruton's tyrosine kinase ("BTK") ibrutinib (PCI-32765, hereafter referred to as ibrutinib) currently in multiple Phase III studies in hematologic malignancies, a BTK inhibitor lead optimization program targeting anti-inflammatory and autoimmune indications, an inhibitor of Factor VIIa ("PCI-27483") in a Phase II clinical trial in pancreatic cancer and a HDAC inhibitor, abexinostat (formerly known as PCI-24781), currently in Phase I and II clinical trials in solid tumors and hematological malignancies.

Status of Products in Pre-Clinical and Clinical Development

The table below summarizes our pre-clinical programs and clinical product candidates and their stage of development:

Product Candidates	Disease Indication	Development Status (1)
Ibrutinib (PCI-32765) BTK Inhibitor	B-cell lymphomas: • Treatment naive and relapsed/refractory chronic lymphocytic leukemia • Relapsed/refractory mantle cell lymphoma • Treatment naive and relapsed/refractory diffuse large B-cell lymphoma • Relapsed /refractory follicular lymphoma • Relapsed/refractory Multiple myeloma • Waldenstrom's macroglobulinemia	Multiple trials (Phase I, II, III)
BTK Inhibitor lead optimization program	Autoimmune and anti-inflammatory disease	Lead optimization and preclinical testing
Abexinostat (PCI-24781) HDAC Inhibitor	Relapsed/refractory lymphomas Relapsed solid tumors	Multiple trials (Phase I, II)
PCI-27483 Factor VIIa Inhibitor	Pancreatic cancer	Phase II
HDAC8 Inhibitor Program	Cancer	Lead optimization and preclinical testing

"Phase I" means initial human clinical trials designed to establish the safety, dose tolerance, pharmacokinetics (i.e., absorption, metabolism, excretion) and pharmacodynamics (i.e. biological markers for activity) of a compound. "Phase II" means human clinical trials designed to establish safety, optimal dosage and preliminary activity of a compound in a patient population. "Phase III" means human clinical trials designed to establish the safety and efficacy of a compound. These are the most important trials required by the Food and Drug Administration ("FDA") and are done to rigorously establish the clinical benefit and safety profile of a drug in a particular patient population. "Preclinical" means the stage of drug development prior to human clinical trials in which a molecule is optimized for "drug like" properties and evaluated for efficacy, pharmacokinetics, pharmacodynamics and safety.

Our Drug Development Programs

BTK Inhibitor Program

We are pioneering the development of orally bioavailable inhibitors of BTK, a signaling protein that is critically important for the activity of B-cells (immune cells that can develop into antibody producing cells). B-cell lymphomas and leukemias, which are common blood cancers, result from mutations acquired during B-cell development that lead to uncontrolled B-cell proliferation. Also, when B-cells are overactive, the immune system can produce antibodies that begin to attack the body's own tissue, leading to autoimmune diseases. Both autoimmune diseases and B-cell malignancies are thought to be driven by overactive signaling and activation of the B-cell antigen receptor ("BCR"), a process that is dependent on BTK.

We have developed ibrutinib, which has demonstrated clinical activity and tolerability in Phase I and Phase II clinical trials in a variety of B-cell malignancies, including chronic lymphocytic leukemia ("CLL") and a number of non-Hodgkin's lymphoma ("NHL") subtypes. CLL, mantle cell lymphoma ("MCL"), follicular lymphoma ("FL"), diffuse large B-cell lymphoma ("DLBCL"), multiple myeloma ("MM") and Waldenstrom's macroglobulinemia ("WM") are specific indications of our current or planned Phase Ib/II and Phase III development program. We are currently using a multi-tier preclinical testing strategy to optimize inhibitors of BTK for anti-inflammatory and autoimmune diseases.

Mechanism of Action

Ibrutinib is a potent and selective small molecule inhibitor of BTK, a signaling kinase expressed in B-cells. BTK is an enzyme that functions downstream of the BCR, which is a protein on the surface of B-cells. When engaged, the BCR signaling pathway causes the B-cell to grow and develop. In a study funded entirely by Pharmacyclics, we found that selective inhibition of BTK with ibrutinib blocks B-cell receptor signaling and prevents B-cell activation (Honigberg et al., Proc Natl Acad Sci USA, 2010; 107: 13075-80). Ibrutinib binds covalently to the active site (cysteine-481) of BTK, thereby inhibiting the activity of BTK (IC50 of 0.5 nM). Importantly, BTK is not found in T-cells (a type of white blood cell that plays a key role in the immune system function). In vitro exposure of T-cells to ibrutinib shows that ibrutinib does not affect T-cell receptor signaling. Ibrutinib is a selective inhibitor and does not appear to bind to other cellular proteins, with few exceptions, as strongly and as rapidly as it does to BTK. In humans, the levels of ibrutinib in the blood are reduced by half within 2 to 4 hours of peak exposure. With the combination of irreversible "on-target" kinase inhibition and rapid elimination from the blood, we achieve 24-hour BTK inhibition with once daily dosing while reducing the duration of reversible inhibition of many "off-target" kinases. This has clinical relevance, as off-target kinase interactions can have an adverse effect on drug-safety profiles.

- Achieves full occupancy that is irreversibly sustained for 24 hours
- Rapid clearance prevents off target toxicity


How the Human Body Responds to Ibrutinib
BTK Active-Site Occupancy
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Active-Site Occupancy (left axis) indicates irreversible Btk inhibition at cancer sites
Plasma concentration (right axis) reflects wash-out of drug from body
70
60
50
40
30
20
10
0
Plasma Concentration (ng/mL)
0
4
8
12
16
20
24
28
Time Post-dose (hours)

In CLL, multiple studies have documented evidence of enhanced BCR signaling, especially in patients with immunoglobulin variable heavy chain (IgVH) unmutated disease or those with increased ZAP-70 expression, which are predictors of poor prognosis to cytotoxic chemotherapy. We have published a detailed study demonstrating that ibrutinib promotes apoptosis, inhibits proliferation and also prevents CLL cells from responding to survival stimuli provided by the microenvironment (Herman et al, Blood, 2011; 117:6287-6296). In this study, treatment of activated CLL cells with ibrutinib inhibited the phosphorylation activity of BTK and effectively abrogated BTK-dependent downstream survival pathways including those involving ERK1/2, PI3K and NF-κB. Additionally, ibrutinib inhibited activation-induced proliferation of CLL cells in vitro, effectively blocking survival signals provided externally to CLL cells by components of the microenvironment including soluble factors (CD40L, BAFF, IL-6, IL-4 and TNF-α), fibronectin engagement and stromal cell contact.

Several lines of evidence suggest that signaling through the BCR pathway is necessary to sustain the viability of B-cell lymphomas, and BTK was identified in a siRNA screen as an essential kinase for survival in a subset of diffuse large cell lymphomas driven by activated BCR. In these cells, chronic active BCR signaling drives constitutive NF-κB signaling blocking apoptosis; blocking BTK with ibrutinib was shown to promote apoptosis in these cells (Davis et al., Nature, 2010; 463: 88-94).

Ibrutinib Clinical Development Update

During the calendar year ended December 31, 2012, we provided updates on several of our clinical programs. The following is a summary of the clinical updates:

Ibrutinib (PCI-32765) Clinical Development Update in Mantle Cell Lymphoma (MCL)

At the 2012 American Society of Hematology (ASH) Annual Meeting in December 2012, we presented interim results of our Phase II study in relapse/refractory MCL patients. This presentation showed an overall response rate (ORR) in 110 evaluable MCL patients of 68%, including 22% complete responses (CRs) and 46% partial responses (PRs), with an estimated median progression-free survival ("PFS") of 13.9 months. An analysis of a subset of 51 patients presented last year at ASH 2011 with longer follow up demonstrated an incremental improvement in the response rate over time. The ORR increased in this subset from 69% as reported at ASH in 2011 to an ORR of 75% as reported at ASH in 2012, with the CR rate increasing from 16% to 39% over the same period. The treatment emergent adverse events were consistent with safety data previously reported for ibrutinib monotherapy. The most common non-hematologic events were mild to moderate diarrhea and fatigue. The most common infections were respiratory. Severe adverse events were uncommon.

PCYC-1104 Phase II Relapsed/Refractory Mantle Cell Patients - Subset of Long Term Follow Up as presented at ASH in December 2012:


ASH 2011 (median 3.7 months)
CR PR
Percent of patients (%)
100
80
60
40
20
0
71%
65%
69%
55%
50%
53%
16%
15%
16%
Bortezomib-naïve (n=30)
Bortezomib-exposed (n=21)
Total (n=51)
ASH 2012 (median 14.7 months)
CR PR
Percent of patients (%)
77%
71%
75%
37%
33%
35%
40%
38%
39%
Bortezomib-naïve (n=30)
Bortezomib-exposed (n=21)
Total (n=51)

Ibrutinib (PCI-32765) Clinical Development Update in Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma (CLL/SLL)

Updated data of our single agent Phase Ib/II study in treatment-naive and relapsed/refractory CLL/SLL patients was also presented at ASH 2012. A multicenter, open-label, single agent Phase Ib/II study of ibrutinib monotherapy in either relapsed/refractory (n=85) or 65 years or older treatment-naive (n=31) (65 years of age or older) CLL patients completed enrollment in July 2011. The study was designed to assess safety, tolerability, and efficacy of ibrutinib at two dose levels, 420 mg and 840 mg daily until progression or intolerability. The relapse and refractory population contained a high risk subset (n=24), defined by patients who fail to respond or relapse within 24 months of chemoimmunotherapy. With a maximum follow up of 26 months, it was estimated that 96% of the treatment-naive and 93% of the relapsed-refractory (not including high-risk patients) and 75% of the relapsed-refractory, including high-risk, patients were without progression. Responses were independent of high risk genetic features that would predict poor outcome to standard chemotherapy. Continuous dosing was well tolerated with a reported lack of detrimental impact on immunoglobulins or hematologic parameters. Adverse events were predominantly Grade 2 or less in severity, with the most common being diarrhea, fatigue, upper respiratory tract infection, rash, nausea and arthralgias (joint pain). The majority of events were managed with over the counter medicines and outpatient care. Grade 3 and Grade 4 hematologic events, neutropenia (low white cell counts) and thrombocytopenia (low platelet counts), potentially related to ibrutinib occurred in 12% of patients. Of the 31 treatment-naive patients on the trial at the time of the analysis, there was only 1 patient that had discontinued due to disease progression.

PCYC-1102 Phase II CLL/SLL Patients - Progression Free Survival Probability as presented at ASH in December 2012:

PCYC-1102-CA
Progression-free Survival


Relapsed/Refractory and Treatment Naïve >= 65yrs
1.0
0.8
0.6
0.4
0.2
0.0
PFS Probability
R/R + High-Risk R/R (n=85)
Est. PFS at 26 mo is 75%
Treatment Naïve (n=31)
Est. PFS at 26 mo is 96%
+ Censored
Logrank p=0.0256
Data cut-off of 19OCT2012
0
5
10
15
20
25
Months on Study

Additionally at ASH 2012, findings were presented from a Phase II, single-center trial with 40 high risk CLL patients treated with 420 mg/day ibrutinib in combination with rituximab, an anti-CD20 monoclonal antibody sponsored by the M.D. Anderson Cancer Center. The high risk patients had one of the following characteristics, all predictive of poor outcome to standard chemotherapy: deletion in chromosome 17p, mutation in the tumor suppressor gene TP53, deletion in chromosome 11q or relapse less than 36 months after chemo-immunotherapy. The results after a median follow-up of 4.8 months were notable in these difficult to treat patients, with an overall response rate of 83%. Treatment was well tolerated, no new safety signals were noted, with Grade 3/4 adverse events reported that were largely unrelated to ibrutinib or the combination and transient such as neutropenia (low white blood cell count), fatigue, insomnia, and bone aches. The most common Grade 3/4 infection was pneumonia.

Phase II High-Risk CLL/SLL Patients Ibrutinib plus Rituxan - as presented at ASH in December 2012:



TIME TO FAILURE OF IR VS. CHEMO-IMMUNOTHERAPY
IN PREVIOUSLY TREATED DEL 17P PTS.
All pt. on iR
Del17p on iR
Historic control
(CIT salvage in del17p)*
Pts. Failed Rx
40 2 Ibrutinib + Rituximab (all pts)
20 2 Ibrutinib + Rituximab (17p- only)
122 87 Chemotherapy (17p- Salvage pts)
Median TTF:
4.8 months
*122 pt. from MDACC database
Proportion Failing
1.0
0.8
0.6
0.4
0.2
0.0
0
1
2
3
4
5
6
7
8
Months
Time (months)

We previously reported at the 2012 American Society of Clinical Oncology (ASCO) Annual Meeting in June 2012, results of Phase II studies that included ibrutinib also in combination. The PCYC-1109 study included a total of 27 patients with Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma/Prolymphocytic Leukemia ("CLL/SLL/PLL") (n=24) and Richter's transformation (n=3) treated with ibrutinib (420 mg) was followed by concomitant ofatumumab with continued ibrutinib until progression. The combination was well tolerated, as indicated by reports that the majority of adverse events were Grades 1/2. No new safety signals were identified. At the time of the analysis for the CLL/SLL/PLL patients, the overall response rate, as measured by IWCLL criteria, and the progression free survival probability were both 100% at the median follow-up of 9.8 months. Cohorts evaluating other therapeutic sequences with ofatumumab and ibrutinib are currently underway and enrollment has been completed on this study.

At ASCO in June 2012 we also presented the Phase II Study PCYC-1108 which had enrolled a total of 30 relapsed or refractory CLL patients treated with a combination of bendamustine and rituximab (BR); 37% were considered refractory (treatment free interval ≤ 12 mo) to a purine analog (e.g. fludarabine) containing regimen and 13% refractory to bendamustine. Patients received ibrutinib (420 mg) in combination with bendamustine/rituximab. The combination therapy was well tolerated and there were no discontinuations due to adverse events. At the median follow-up of 8.1 months, the ORR was 93%, progression free survival probability was 90%. This study was further updated during the European Hematology Association Annual Congress in June of 2012 with analysis of a small subset of relapse patients who receive ibrutinib in combination with fludarabine/cyclophosphamide/rituximab (FCR). At the median follow-up of 8.5 months all three patients had achieved an objective response, with two patients achieving minimal residual disease negative ("MRD-Negative") complete responses and at the time of analysis all patients remained progression free.

In relapsed/refractory CLL/SLL patients we initiated RESONATE™ (PCYC-1112), which is a randomized, multi-center, open-label, pivotal Phase III trial of ibrutinib as a monotherapy. The trial is designed to demonstrate superiority of ibrutinib versus ofatumumab. The primary endpoint of the study is to demonstrate a clinically significant improvement in progression-free survival in relapsed or refractory CLL/SLL patients. This global study is open and Pharmacyclics plans to enroll 350 patients worldwide.

In frontline newly diagnosed elderly CLL/SLL patients we initiated a Phase III trial RESONATE™ -2 (PCYC-1115/1116). This trial is a randomized, multicenter, open-label study of ibrutinib as a monotherapy versus chlorambucil in patients 65 years or older with treatment naive CLL/SLL. The study design is in accord with a Special Protocol Assessment (SPA). The study is designed to demonstrate superiority of ibrutinib with the primary endpoint of progression-free survival (PFS) when compared to chlorambucil. This global study is open and Pharmacyclics plans to enroll 272 patients worldwide.

We also initiated the RESONATE™-17 trial (PCYC-1117), which is a single-arm, multicenter, open-label Phase II trial using ibrutinib as a monotherapy in patients who have deletion 17p and who did not respond to or relapsed after at least one prior treatment with chemoimmunotherapy (a high unmet need population). The primary endpoint of the study will be overall response rate. The key secondary endpoints will be duration of response and other measures of clinical benefit. This global study is open and Pharmacyclics plans to enroll 111 patients worldwide.

Ibrutinib (PCI-32765) Clinical Development Update in other B-cell malignancies

At the ASH 2012 Annual Meeting, Pharmacyclics and its investigators gave a multitude of presentations showing research and clinical results of using ibrutinib in a variety of other B-cell malignancies. Preliminary results were reported from a multicenter, open-label, Phase II study of ibrutinib in 70 relapsed / refractory DLBCL patients, which either had the Activated B-cell (ABC) subtype or the Germinal center B-cell (GCB) subtype of DLBCL. The ABC subtype growth and proliferation appears to be more driven by B-cell receptor signaling mechanism than the GCB subtype. The ORR in the heavily pre-treated population was 23% (16 of 70 patients). Responses were primarily in the ABC subtype with 12 of 29 patients (41%) responding (5 complete responses and 7 partial responses). In the 20 GCB patients only 1 patient (5%) had a partial response. This study supports the use of ABC DLBCL molecular subtyping as a biomarker for selection of patients for future ibrutinib studies. The safety profile was consistent with previous studies, with most common Grade 1/2 events gastrointestinal and fatigue; Grade 3 or higher Adverse Events, related and unrelated, reported in 5% - 10% of the patients.

At the ASH 2012 Annual Meeting, long term results on 16 relapsed/refractory evaluable follicular patients dosed with ibrutinib as monotherapy from the Phase I study (PCYC-04753) were presented. Patients were heavily pretreated with a median of 3 prior therapies and 44% had high-risk Follicular Lymphoma International Prognostic Index scores. The ORR in 16 subjects was 44% with 3 CRs and 4 PRs. For those patients with at least 1 tumor response assessment, the media PFS in dose cohorts greater or equal 2.5 mg/kg (n=11) was reported at 13.4 months with an ORR=55%. With patients treated at greater or equal 5 mg/kg (n=9) the median PFS was reported as 19.6 months with an ORR=56%. The drug was well tolerated with no apparent cumulative toxicity upon extended dosing in this study.

At the ASH 2012 Annual Meeting, we also presented clinical results and biomarker studies on 13 multiple myeloma (MM) patients accrued in the first cohort where ibrutinib was dosed as a monotherapy at 420 mg. Patients were heavily pretreated, with a median of 4 prior therapies (range 2 to 10). All patients previously had prior exposure to bortezomib, lenalidomide, and dexamethasone or prednisone and 92% had progressed following stem cell transplant. A total of 39% of the patients had del 17p. Signals of biologic and clinical activity were observed. Reductions in paraprotein of at least 50% were reported in 3 patients on ibrutinib monotherapy, and one patient went on to have a confirmed PR following addition of dexamethasone. As anticipated from pre-clinical studies, decreases of several biomarkers of bone metabolism, angiogenesis and chemotaxis were observed following the start of treatment. The most common treatment related adverse events were Grade 1/2 nausea and diarrhea. We have expanded the study to explore ibrutinib administration of a dose of 560 mg in combination with dexamethasone and a dose of 840 mg as a single agent and in combination with dexamethasone. As we obtain further data from these cohorts over the next 12 months, we will assess the clinical outcome of ibrutinib in this patient population.

Waldenstrom's is a subtype of lymphocytic lymphoma, and is considered an indolent B-cell malignancy. Pharmacyclics evaluated long-term data of Waldenstrom's patients from its Phase I study (PCYC-04753) which the Company initiated in February 2009. The Company observed objective responses in 3 of 4 patients. This early development led to a collaboration with Dr. Treon at the Dana Farber Cancer Institute in Boston. Dr. Treon initiated an investigator sponsored study to further investigate ibrutinib in patients who have relapsed Waldenstrom's disease. A preliminary look at the data demonstrated early onset of activity, and it appears that BTK is a key driver in the pathophysiology of Waldenstrom's disease.

Ibrutinib (PCI-32765) Resistance

Clinically effective cancer therapies are typically associated with escape mechanisms and resistance. Pharmacyclics is committed to understanding the underlying reason for patients who initially respond to ibrutinib, but subsequently progress. Toward this goal, we have studied (1) tumor cell lines that have been selected to become resistant to ibrutinib and (2) blood samples from the few CLL patients who have acquired resistance to ibrutinib over time.

As reported at the ASH annual meeting in December 2012, with a maximum follow up of 24 months in treatment-naive patients and 26 months in relapsed/refractory patients, the estimated median progression-free survival rates in our study PCYC-1102-CA were: 96% for treatment-naive CLL patients (n=31), 93% for relapsed/refractory CLL patients excluding high risk patients with del 17p and del 11q (n=29), and 75% for relapsed/refractory patients including high risk patients (n=85). In patients with CLL, the development of therapeutic resistance has so far been uncommon. Nevertheless, early research has revealed the acquisition of specific point mutations in B-cell receptor pathway genes, including BTK, in several patients with ibrutinib resistance. These mutations may help to explain the therapeutic resistance.

As reported at the ASH annual meeting in December 2012 in our study PCYC-1104-CA, mantle cell patients (n=111) had an estimated median progression-free survival of 13.9 months. In addition, as reported in an abstract at the ASH annual meeting in December PCYC-1106, DLBCL patients (n=70) had an estimated median progression-free survival of 1.6 months. The rate of acquired resistance is higher in mantle cell and DLBCL patients compared to CLL patients. Research using mantle cell lines has revealed several potential mechanisms of resistance that may help explain the resistance, including the activation of alternate B-cell signaling pathways inside the cell.

We do not yet understand the full scope of these mechanisms in cancer patients who relapse, nor do we understand the full breadth of mutations that may underlie acquired resistance to ibrutinib in the different B-cell malignancies; we are and intend to continue actively studying this in 2013 and beyond. We have submitted preliminary findings for consideration to the 2013 meeting of the American Society of Clinical Oncology (ASCO) annual meeting.

Ibrutinib (PCI-32765) Worldwide Collaboration with Janssen Biotech, Inc.

In December 2011, we entered into a worldwide collaboration and license agreement with Janssen Biotech, Inc. and its affiliates ("Janssen"), one of the Janssen Pharmaceutical Companies of Johnson & Johnson, for the development and commercialization of ibrutinib, a novel, orally active, first-in-class BTK inhibitor being developed for the treatment of hematological malignancies, including non-Hodgkin's lymphoma, chronic lymphocytic leukemia and multiple myeloma.

Pharmacyclics and Janssen will collaborate on the development of ibrutinib for oncology and other indications, excluding all immune mediated diseases or conditions and all psychiatric or psychological diseases or conditions. Each company will lead development for specific indications as stipulated in a global development plan. The agreement includes plans to launch multiple Phase III trials of ibrutinib over the next several years.

Following regulatory approval, both Pharmacyclics and Janssen will book revenue and co-commercialize ibrutinib. In the U.S., Pharmacyclics will book sales and take a lead role in U.S. commercial strategy development and both Pharmacyclics and Janssen will share in commercialization activities. Outside the United States, Janssen will book sales and lead and perform commercialization activities. Profits and losses from the commercialization activities will be equally split on a worldwide basis. Development and commercialization activities under the collaboration will be managed through a shared governance structure.

As of December 31, 2012, our partner Janssen has initiated, amongst others, the following studies:

- A randomized, multi-center Phase III, double blinded, placebo controlled, registration trial of ibrutinib in combination with bendamustine and rituximab in relapsed/refractory CLL/SLL patients who received at least one line of prior systemic therapy. The primary endpoint of the study is to demonstrate a clinically significant improvement in progression-free survival when compared to bendamustine and rituximab. The key secondary endpoints include overall response rate, overall survival and other measures of clinical benefit. This global study, conducted by Janssen, is open and Janssen plans to enroll 580 patients worldwide.
- A Phase II study of ibrutinib in patients with mantle cell lymphoma who progress after bortezomib therapy: A single-arm, multi-center Phase II trial of ibrutinib as a monotherapy in relapsed/refractory MCL patients who received at least one prior rituximab-containing chemotherapy regimen and who progressed after bortezomib therapy. The primary endpoint of the study is overall response rate. The key secondary endpoints include duration of response, progression-free survival rate, and other measures of clinical benefit. This global study, conducted by Janssen, is open and Janssen plans to enroll 110 patients worldwide.
- A randomized, Phase III study of ibrutinib versus temsirolimus in patients with relapsed or refractory MCL who have received one prior therapy: A randomized, multi-center Phase III registration trial of ibrutinib as a monotherapy in relapsed/refractory MCL patients who received at least one prior rituximab-containing chemotherapy regimen. The primary endpoint of the study is progression free survival when compared to temsirolimus. The key secondary endpoints include overall response rate, overall survival rate and other measures of clinical benefit. This global study, conducted by Janssen outside the U.S., is open and Janssen plans to enroll 280 patients.
- An open label Phase Ib/II dose escalating study of ibrutinib in combination with rituximab/Cytoxan/Adriamycin/vincristine/prednisone (R-CHOP) in patients with newly diagnosed CD20 positive non-Hodgkin's lymphoma: The purpose of this study is to identify a safe and tolerable dose of ibrutinib in combination with R-CHOP, once a safe dose is established the study will expand and report responses of this combination in patients with newly diagnosed DLBCL. This global, multi-center study, conducted by Janssen, is open and Janssen plans to enroll up to 33 patients.

See "Collaborations and Other Agreements" below for terms of the agreement between Pharmacyclics and Janssen.

Ibrutinib (PCI-32765) Breakthrough, Fast Track and Orphan Drug Designations

In the U.S., the FDA granted orphan drug designation to ibrutinib for the treatment of chronic lymphocytic leukemia on March 27, 2012 and for the treatment of mantle cell lymphoma on December 3, 2012. A U.S. orphan drug designation provides the drug developer with several benefits and incentives related to the orphan drug, including a 7-year period of U.S. marketing exclusivity if the drug is the first of its type approved for the specified indication. The FDA also granted Pharmacyclics with a Fast Track designation for ibrutinib for the treatment of chronic lymphocytic leukemia/small lymphocytic lymphoma on October 29, 2012 and for the treatment of mantle cell lymphoma on December 18, 2012. Fast Track is a process designed to facilitate the development, and expedite the review of drugs to treat serious and life-threatening conditions and address unmet medical needs for the condition.

The European Commission ("EU") has adopted the decision on April 26, 2012 that ibrutinib for the treatment of chronic lymphocytic leukemia is designated as an orphan medicinal product. An EU orphan drug designation provides the drug developer with several benefits and incentives related to the orphan drug, including market exclusivity for 10 years after approval if the drug is the first of its type approved for the specified indication.

On February 12, 2013, we announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation to our investigational oral agent ibrutinib monotherapy for the treatment of patients with relapsed or refractory mantle cell lymphoma (MCL) and to ibrutinib monotherapy for the treatment of patients with Waldenström's macroglobulinemia (WM), both of which are B-cell malignancies.

The Breakthrough Therapy Designation is intended to expedite the development and review of a potential new drug for serious or life-threatening diseases where "preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development." The designation of a drug as a Breakthrough Therapy was enacted as part of the 2012 Food and Drug Administration Safety and Innovation Act.

Ibrutinib (PCI-32765) Patents

Pharmacyclics owns or controls granted patents in the U.S., Europe, Japan and Australia, that claim the ibrutinib compound and related BTK inhibitor compounds as compositions of matter. Pharmacyclics owns or controls pending patent applications covering the ibrutinib compound and related BTK inhibitor compounds as compositions of matter in Canada, Mexico, China, India, South Korea and Brazil. As of December 31, 2012, the duration of the granted patents in the U.S., Europe, Japan and Australia is through December 2026, subject to any patent term extensions that may be obtained in certain territories. Likewise, the projected duration of any patent that may grant on any of the pending patent applications in Canada, Mexico, China, India, South Korea and Brazil is through December 2026, subject to any patent term extensions that may be obtained in certain territories. In addition, in January 2012, the Company announced the United States Patent & Trademark Office issued a patent (8,088,781) entitled "Inhibitors of Bruton's Tyrosine Kinase" and specifically claiming "an inhibited tyrosine kinase comprising an irreversible BTK inhibitor having a covalent bond to a cysteine residue of a Bruton's tyrosine kinase (BTK)".

BTK Inhibitor Market Opportunity

There are significant and distinct areas of unmet medical need across the B-cell malignancies. Within the indolent lymphomas, we believe a need exists for active therapies that avoid the toxicities typically seen with conventional chemotherapies. Such active therapies are needed as part of effective combinations early in the course of treatment, and also as effective single-agent treatments later in the course of disease progression. In particular, drugs which are well tolerated and which do not limit subsequent treatment options because of bone marrow or other organ toxicity are needed. In the aggressive lymphomas, it is our belief that the need exists for agents that can combine with standard therapies to improve cure rate, and for agents that are effective in patients that fail potentially curative therapy.

BTK Inhibitor for Autoimmune Diseases Pre-Clinical Development

In animal models of rheumatoid arthritis, we have observed that once daily oral administration of our proprietary BTK inhibitors leads to regression of established disease. Based on data from a study funded entirely by Pharmacyclics, we reported that our BTK inhibitors reduce cytokine releases from human monocytes in cell culture and reduced inflammatory synovitis, pannus formation, synovial fluid cytokines, cartilage damage and bone erosion in mice with collagen-induced arthritis (Chang et al., ACR Annual Meeting Abstracts, 2010). Currently we are working on a series of BTK inhibitors which are being optimized preclinically for eventual treatment of patients with anti-inflammatory and autoimmune diseases, including rheumatoid arthritis.

Factor VIIa Inhibitor Program

Tissue Factor (TF) up-regulation is associated with increased tumor invasiveness and progression, worsened prognosis and increased thromboembolism(VTE). Factor VII is an enzyme that becomes activated ("FVIIa") by binding to the cell surface protein tissue factor ("TF"), a protein found in the body that helps to trigger the process of blood clotting in response to injury. TF is over expressed in many cancers including gastric, breast, colon, lung, prostate, ovarian and pancreatic cancers. Activation of protease activated receptors by TF:FVIIa complex leads to increases in IL-8, VEGF and other invasiveness promoting factors.

PCI-27483 Factor VIIa Inhibitor

Our Factor VIIa inhibitor PCI-27483 is a novel first-in-human small molecule inhibitor that selectively targets FVIIa. As an inhibitor of FVIIa, PCI-27483 has two potential mechanisms of action: 1) inhibition of intracellular signaling involved in tumor growth and metastases and 2) inhibition of early coagulation processes associated with thromboembolism. PCI-27483 reduced pancreatic adenocarcinoma (PaCa) xenograft growth in mice at doses producing 2.5 - 3.0x change in prothrombin time.

PCI-27483 Factor VIIa Clinical Development Update

A multicenter Phase I/II of PCI-27483 in patients with locally advanced or metastatic pancreatic cancer that are either receiving or are planned to receive gemcitabine therapy has completed enrollment. The Phase II portion of the study randomized patients to receive either gemcitabine alone or gemcitabine plus PCI-27483 (1.2 mg/kg twice daily). The objectives are to assess the safety of FVIIa Inhibitor PCI-27483 at pharmacologically active dose levels, to assess potential inhibition of tumor progression and to obtain initial information of the effects on the incidence of thromboembolic events. Data from initial efficacy analysis is expected to be reported at a scientific event during 2013. Due to a paradigm shift away from the use of gemcitabine alone for the treatment of pancreatic cancer, enrolling patients in this randomized study has been challenging. PCYC is evaluating other alternatives for development of this agent.

PCI-27483 Factor VIIa Patents

PCI-27483 is covered by granted patents in the U.S., Canada, Japan, China and India. We have pending patent applications covering PCI-24783 in Europe, Mexico, South Korea, Australia and Brazil. As of December 31, 2012, the duration of the granted patents in the U.S., Canada, Japan, China and India is through December 2023, subject to any patent term extensions that may be obtained in certain territories. Likewise, the projected duration of any patent that may grant on any of the pending patent applications in Europe, Mexico, South Korea, Australia and Brazil is through December 2023, subject to any patent term extensions that may be obtained in certain territories.

Histone Deacetylase Inhibitor Program

Histone deacetylases ("HDACs") are well-validated drug targets in a number of disease areas including cancer. These enzymes control several vital cellular processes, such as transcription, cell cycle progression, protein transport and degradation etc, and their activity is often dysregulated in cancer. Classically, the major function of these enzymes is controlling the expression of genes, i.e. whether genes are turned "on" or "off" via epigenetic mechanisms. In cancer, HDACs are often differentially expressed from normal cells, resulting in gene expression changes that favor a tumor's ability to multiply, to avoid apoptosis (i.e. programmed cell death) or to become resistant to chemotherapy. Treatment with HDAC inhibitors reverses these changes, resulting in cancer cell death in vitro (i.e. in cultured cells) and tumor growth inhibition in vivo (i.e. in animals) at non-toxic concentrations.

Abexinostat (PCI-24781) Pan-HDAC Inhibitor

Abexinostat is an orally dosed, broad spectrum, hydroxamic acid-based small molecule HDAC inhibitor that is under evaluation in Phase I and II clinical trials for refractory solid tumors and lymphoma by Pharmacyclics and its ex-U.S. partner, Les Laboratoires Servier of Paris, France ("Servier"). Abexinostat has shown promising anti-tumor activity in vitro and in vivo (Buggy et al, Mol Cancer Ther 2006; 5: 1309-17).

Abexinostat treatment leads to synergistic efficacy in tumor cells in combination with many cancer therapeutics, such as bortezomib, as well as DNA-damaging agents such as radiation (Banuelos et al Clin Cancer Res 2007 13:6816-26) and chemotherapy agents such as doxorubicin (Lopez et al, Clin Cancer Res 2009 15:3472-83, Yang et al, Anticancer Res. 2011 31:1115-23). In lymphoma cells, abexinostat together with bortezomib greatly enhances proteasome and NF-κB inhibition, increases oxidative stress, causes cell cycle arrest and results in increased cell death (Bhalla et al Clin Cancer Res 2009 15:3354-65). In solid tumor cells, we have shown that abexinostat inhibits DNA repair following damage by radiation or chemotheraputic agents, thereby enhancing the efficacy of these anti-cancer agents. The mechanism of the synergy may involve inhibition of the homologous recombination pathway, a major double-strand break ("DSB") repair pathway. In a study funded entirely by Pharmacyclics, we showed that abexinostat also effectively synergizes with inhibitors of single-strand break repair such as poly ADP ribose polymerase inhibitors (PARP is a protein important for repairing single-strand breaks in DNA) (Adimoolam et al 2007). Furthermore, abexinostat demonstrated highly synergistic growth inhibition of chemotherapy-resistant tumors in combination with chloroquine (an inhibitor of autophagy, a protective mechanism in cells under stress), particularly in certain subtypes of sarcoma (Lopez et al. Cancer Res 2010 71:185-96). In a model of epigenetic regulation of cancers, abexinostat showed synergistic cell death in glioblastoma cells when combined with a demethylase inhibitor (Singh et al 2011 13:894-903). Other recent preclinical publications have also demonstrated activity of abexinostat in a mouse model of gallbladder carcinoma (Kitamura et al J Hepatology 2012 57:84-91) and in combination with radiation on breast cancer stem cells (Al-Assar et al Cancer Biol & Ther 11: 1028-36, 2011).

Abexinostat (PCI-24781) Clinical Development Update

Abexinostat has been tested in several clinical trials in the U.S. by Pharmacyclics and globally by our partner Servier. In the U.S., Pharmacyclics has completed two Phase I studies using abexinostat as a single agent in patients with advanced solid tumors, a Phase I/II trial testing abexinostat single agent in patients with relapsed or refractory NHL and a Phase I trial in soft-tissue sarcoma patients (in combination with doxorubicin, an anti-tumor agent) co-sponsored by the Massachusetts General Hospital and Dana-Farber Cancer Institute. The results from the Phase II portion of the single agent NHL trial were presented recently in an oral presentation at ASH 2012 Annual Meeting in Atlanta. In this trial,16 patients in multiple relapsed follicular lymphoma and 14 patients in relapsed mantle cell lymphoma were enrolled. Of the 14 evaluable patients in the follicular arm, one CR and 8 PRs were recorded for an ORR of 64%. 12 of the 14 patients (86%) had reductions in tumor burden with 5 patients achieving >75% reduction in tumor size. The responses were durable, with 89% of the follicular patients on study >8 months and 4 patients for >17 months. The median duration of response was 13 months and the median progression-free survival has not yet been reached. In the mantle cell arm, 3 PRs were seen for an ORR of 27%. The overall response rate across both arms was 48%. Abexinostat was well tolerated, with a safety profile consistent with this class of agents, < 20% Grade 3 or greater cytopenia (primarily platelets) reported. The results from the sarcoma trial were presented at the annual meeting of the Connective Tissue Oncology Society in November 2012 in Prague, Czech Republic. In this trial, the Phase I dose escalation has been completed with 22 patients enrolled. In the 17 patients evaluable for radiological response, 1 PR and 11 SD were noted. The clinical benefit was durable with seven patients completing 5 or more cycles and 2 completing 10 cycles (each cycle is 21 days). The toxicities for the combination were manageable and consistent for these agents, and the maximum tolerated dose in combination with doxorubicin was established. A Phase I dose escalation Investigator-sponsored trial of abexinostat in combination with the multi-targeted tyrosine kinase inhibitor pazopanib has been initiated at the University of California, San Francisco. Our collaboration partner for ex-U.S. markets, Servier, has initiated nine Phase I/II trials in Europe and Asia in lymphomas and solid tumors with abexinostat as single agent and in combination with other chemotherapeutic agents including cisplatin, liposomal doxorubicin and FOLFOX. Data on single agent abexinostat in NHL was presented as a poster at ASH. Further analysis of these trials and any updates may be released by Servier.

Abexinostat (PCI-24781) Ex-US Collaboration with Servier

In April 2009, we entered into a collaboration agreement with Servier, pursuant to which we granted Servier an exclusive license for our pan-HDAC inhibitors, including abexinostat, for territories throughout the world excluding the United States and its possessions. Under the terms of the agreement, Servier will pay us for reaching various development and regulatory milestones and a royalty on sales outside of the United States. We will continue to own all rights within the United States.

Patents

Abexinostat and pan-HDAC inhibitors are covered by granted patents in the U.S., Europe, Canada, Mexico, Japan and India, that claim such compounds as compositions of matter. We have pending applications covering abexinostat and pan-HDAC inhibitors as compositions of matter in China and Brazil. As of December 31, 2012, the duration of the granted patents in Europe, Canada, Mexico, Japan and India is through 2024, and in the U.S. through 2025 due to a Patent Term Adjustment. The projected duration of any patent that may grant on any of the pending patent applications in China and Brazil is through 2024. The durations of the granted patents and the projected duration of any patent that may be granted on any of the pending patent applications are subject to any patent term extensions that may be obtained in certain territories.

HDAC8-specific Inhibitor Program

Our scientists have been at the forefront of research into inhibitors for specific HDAC enzymes beginning with the cloning of the human HDAC8 in 2000 (Buggy et al., Biochem.J 2000; 350(1):199-205). Since then, we were the first to publish the crystal structure of a human HDAC ("HDAC8") in 2004 (Somoza et al., Structure 2004;12:1325-34), the first to publish the most selective inhibitor of human HDAC8 ("PCI-34051") in 2008 (Balasubramanian et al., Leukemia 2008, 22:1026-34), and the first to discover a novel anti-inflammatory activity of a HDAC8 inhibitor (Balasubramanian et al., Blood [ASH Annual Meeting Abstracts], Nov 2008; 112: 2581), all of which studies were funded entirely by Pharmacyclics.

HDAC8 inhibitors possess certain unique activities across a range of clinical indications, including T-cell malignancies, neuroblastoma and inflammation. Currently we are working on a series of HDAC8 Inhibitors that are being optimized in preclinical models.

Our Business Strategy

Our mission is to build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious medical healthcare needs. The key elements of our business strategy include:

- *Focusing on creating novel, patentable, differentiated biopharmaceutical products.* We are leveraging our expertise in chemistry, biology and clinical development to create multiple novel drug candidates.
- *Focusing on proprietary drugs that address large markets of unmet medical need for the treatment of oncology and immune mediated diseases.* Although our versatile technology platform can be used to develop a wide range of pharmaceutical agents, we have focused most of our initial efforts in oncology and immune mediated diseases where we have established strength in preclinical and clinical development.
- *Utilize biomarkers and predictive pharmacodynamic assays wherever possible.* Targeting the right drug to the right patient at the right time with the right dose has the potential to greatly expedite intelligent clinical development and reduce the time, cost and risk of clinical programs.
- *Leverage development with outsourcing.* We utilize outside vendors with expertise and capability in manufacturing and clinical development to more efficiently develop our multiple product candidates.
- *Create a large clinical pipeline.* We improve our probability of success by taking multiple "shots on goal."

We are subject to risks common to pharmaceutical companies developing products, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, uncertainty of market acceptance of our products, history of and expectation of future operating losses, reliance on collaborative partners, enforcement of patent and proprietary rights and the need for future capital. In order for a product to be commercialized, we must conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, build U.S. commercial capability, obtain market acceptance and, in many cases, obtain adequate coverage of and reimbursement for our products from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

Collaborations and Other Agreements

Collaboration and License Agreement with Janssen Biotech, Inc.

In December 2011, we entered into a worldwide collaboration and license agreement (the "Agreement") with Janssen Biotech, Inc. and its affiliates ("Janssen"), one of the Janssen Pharmaceutical Companies of Johnson & Johnson for the development and commercialization of ibrutinib, a novel, orally active, BTK inhibitor, and certain compounds structurally related to ibrutinib, for oncology and other indications, excluding all immune mediated diseases and inflammatory or conditions and all psychiatric or psychological diseases or conditions, in the U.S. and outside the U.S.

The collaboration provides Janssen with an exclusive license to exploit the underlying technology outside of the U.S. (the "License Territory") and co-exclusively with Pharmacyclics in the U.S.

The collaboration has no fixed duration or expiration date and provided for payments by Janssen to us of a $150,000,000 non-refundable upfront payment upon execution, as well as potential future milestone payments of up to $825,000,000 based upon continued development progress ($250,000,000), regulatory progress ($225,000,000) and approval of the product in both the U.S. and the License Territory ($350,000,000). As of December 31, 2012, we have received total payments of $300,000,000 from Janssen in connection with the collaboration and license agreement, of which $150,000,000 was received for the upfront payment in December 2011 and $150,000,000 was received during the six months ended December 31, 2012 due to our achievement of three development milestones of $50,000,000 each.

The agreement includes a cost sharing arrangement for associated collaboration activities. Except in certain cases, in general Janssen is responsible for approximately 60% of collaboration costs and we are responsible for the remaining 40% of collaboration costs. In general, costs associated with commercialization will be included in determining pre-tax profit or pre-tax loss, which are to be shared by the parties 50/50.

The collaboration with Janssen provides us with an annual cap of our share of collaboration costs and pre-tax commercialization profits/losses for each calendar year until the third profitable calendar quarter for the product, as determined in the agreement. In the event that our share of aggregate development costs in any given calendar year, together with any other amounts that become due from us, plus our share of pre-tax loss (if any) for any calendar quarter in such calendar year, less our share of pre-tax profit (if any) for any calendar quarter in such calendar year, exceeds $50,000,000, then amounts that are in excess of $50,000,000 (the "Excess Amounts") are funded by Janssen. The total Excess Amounts plus interest may not exceed $225,000,000. Interest shall be accrued on the outstanding balance with interest calculated at the average annual European Interbank Offered Rate ("EURIBOR") for the EURO or average annual London Interbank Offered Rate ("LIBOR") for U.S. Dollars as reported in the Wall Street Journal, plus 2%, calculated on the number of days from the date on which our payment would be due to Janssen. The interest rate on outstanding Excess Amounts shall not exceed 5% per annum, and shall not in the aggregate exceed an outstanding balance of $25,000,000.

In the event the Excess Amounts reach a maximum of $225,000,000, we shall be responsible for our share of development costs, together with any other amounts that become due from us, plus our share of any pre-tax loss beyond such maximum.

For all calendar quarters following the third profitable calendar quarter for the product, as determined in the agreement, we can no longer add to Excess Amounts and shall be responsible for our own share of development costs along with our share of pre-tax losses incurred in such quarters. Janssen may recoup the Excess Amounts, together with interest from our share of pre-tax profits (if any) in subsequent calendar quarters until the Excess Amounts and applicable interest has been fully repaid.

The Company has recognized the Excess Amounts as a reduction to operating expenses in the current year as the Company's repayment of Excess Amounts to Janssen is contingent and would become payable only after the third profitable calendar quarter for the product. Further, Excess Amounts shall be reimbursable only from the Company's share of pre-tax profits (if any) after the third profitable calendar quarter for the product.

For the calendar year ended December 31, 2012, our total share of collaboration expenses under the collaboration agreement with Janssen was $68,125,000. For the six months ended December 31, 2012, total amounts associated with the Excess Amounts portion of the agreement of $18,125,000 were accounted for as a reduction to expense as follows:

	Six Months Ended December 31, 2012
Research and development	$ 17,306
General and administrative	819
Total Excess Amounts	$ 18,125

The agreement also provides for 50/50 sharing of pre-tax profit or pre-tax loss from commercialization of any products resulting from the collaboration. Both parties have responsibilities for the development, manufacturing and marketing of products resulting from this agreement. Janssen has the sole responsibility and exclusive rights to commercialize the products in the License Territory. The parties hold joint responsibility and co-exclusive rights to commercialize the products in the U.S., and Pharmacyclics will serve as the lead party in such effort. We continue to work with Janssen on protocols and the design, schedules and timing of trials.

Collaboration and License Agreement with Servier

In April 2009, we entered into a collaboration and license agreement with Servier to research, develop and commercialize abexinostat, an orally active, novel, small molecule inhibitor of pan-HDAC enzymes. Servier is one of the leading independent pharmaceutical companies in France. Under the terms of the agreement, Servier acquired the exclusive right to develop and commercialize the pan-HDAC inhibitor product worldwide except for the United States and its possessions. Pharmacyclics will continue to own all rights within the United States.

In May 2009, we received an upfront payment of $11,000,000 ($10,450,000 net of withholding taxes) from Servier and received an additional $4,000,000 for research collaboration which was paid over a twenty-four month period through April 2011. In April 2011, we also received a $7,000,000 advance development milestone payment from Servier. Under the agreement, we could receive an additional amount of approximately $17,500,000 upon the achievement of certain future development and regulatory milestones, as well as royalty payments. Servier is solely responsible for conducting and paying for all development activities outside the United States.

The collaboration and license agreement continues until the later of the expiration of any patent rights licensed under the license agreement and the expiration of all periods of market exclusivity with respect to licensed compounds. Either Servier or we can terminate the agreement under certain circumstances, including material breach and insolvency.

License agreement with Novo Nordisk A/S

In October 2012, we entered into a license agreement with Novo Nordisk A/S ("Novo Nordisk"). Under the terms of the agreement, Novo Nordisk acquired the exclusive worldwide rights for the Company's small molecule Factor VIIa inhibitor, PCI-27483, in a restricted disease indication outside of oncology. Novo Nordisk will utilize PCI-27483 as an excipient in a product within Novo Nordisk's biopharmaceutical unit. Novo Nordisk is solely responsible for all further research and development activities within the restricted disease indication outside of oncology.

In connection with entering into the license agreement with Novo Nordisk, we received an upfront payment of $5,000,000 in October 2012. The $5,000,000 upfront payment was for the license delivered by us to Novo Nordisk and we have no additional obligation related to the delivery of the license. In addition to the upfront payment, we may receive up to $55,000,000 based on the achievement of certain development, regulatory and sales milestones. Upon commercialization, we will also receive low single digit tiered royalties on Novo Nordisk's net sales of biopharmaceutical formulations utilizing the addition of PCI-27483.

Cooperative Research and Development Agreement ("CRADA") with the National Cancer Institute ("NCI")

In August 2011, we entered into a five-year CRADA with the NCI to collaborate on the development of ibrutinib. Under the Agreement, the NCI's Division of Cancer Treatment and Diagnosis plans to sponsor Phase I and Phase II trials of ibrutinib in various hematologic malignancies. In addition, we are participating in several other investigator sponsored trials.

The University of Texas License

In 1991, we entered into a license agreement with the University of Texas under which we received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins (e.g. motexafin gadolinium) and other porphyrin-like substances covered by their patents. In consideration for the license, we have paid a total of $300,000. We are obligated to pay royalties based on net sales of products that utilize the licensed technology. The term of the license agreement ends upon the last to expire of the patents covered by the license. We have royalty obligations under the license as long as valid and unexpired patents covering the licensed technology exist. Currently, the dates the last United States and ex-United States (international) patents covered by the agreement expire are 2020 and 2014, respectively. Under this agreement, we must be attempting to commercialize one or more products covered by the licensed technology. In the event we fail to attempt to commercialize one or more products covered by the licensed technology, the University of Texas may convert the exclusive license into a non-exclusive license.

Acquired Products

Celera Corporation

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation - a subsidiary of Quest Diagnostics Incorporated). Future milestone payments under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to our HDAC inhibitor program and approximately one-third relates to our Factor VIIa inhibitor program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There were no milestone payments triggered either during the six months ended December 31, 2012 or for the years ended June 30, 2012, 2011 and 2010 related to our HDAC inhibitor or Factor VIIa inhibitor programs. In addition to the milestone payments, Celera will be entitled to single-digit royalty payments based on annual sales of drugs commercialized from our HDAC inhibitor, Factor VIIa inhibitor and certain BTK inhibitor programs including ibrutinib.

For any BTK inhibitor product or Factor VIIa inhibitor product obtained from Celera, the agreement with Celera expires on a product-by-product and country-by-country basis. The term of the agreement for a given BTK inhibitor product shall expire in a given country upon the expiration of the last-to-expire Celera patent assigned to us that covers the manufacture, use, sale, offer for sale, or importation of such product in such country. For any HDAC inhibitor product obtained from Celera, the agreement with Celera expires on a product-by-product and country-by-country basis. The term of the agreement for a given HDAC inhibitor product shall expire in a given country upon the expiration of the last-to-expire Celera patent assigned to us that covers the sale of such product in such country.

We may terminate the agreement with Celera in its entirety, or with respect to one or more of the three classes of products (BTK inhibitor products, HDAC inhibitor products and Factor VIIa inhibitor products) obtained from Celera, at any time by giving Celera at least 60 days' prior written notice. If we terminate the agreement with respect to a particular class of products, ownership of the Celera intellectual property assigned to us relating to the products in the terminated product class will revert to Celera. If we terminate the agreement in its entirety, ownership of all of the Celera intellectual property assigned to us will revert to Celera.

The agreement with Celera may be terminated effective immediately upon a party's written notice to the other party for a breach by the other party that remains uncured for 90 days after notice of the breach is given to the breaching party. If we breach the agreement only with respect to one or two of the three classes of products obtained from Celera, but not with respect to all three classes of products, and if our breach remains uncured for 90 days after we have received notice of breach from Celera, Celera may terminate the agreement solely with respect to the class or classes of products affected by our breach, but may not terminate the agreement with respect to the class or classes of products unaffected by our breach.

Patents and Proprietary Technology

We believe our success depends in part on our ability to protect and defend our proprietary technology and product candidates through patents and trade secret protection. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology. The evaluation of the patentability of United States and foreign patent applications can take years to complete and can involve considerable expense.

We have a number of patents and patent applications related to our compounds but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will issue as patents. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

Our patents, patent applications, and licensed patent rights cover various compounds, pharmaceutical formulations and methods of use. As of February 8, 2013, Pharmacyclics owns or holds licenses to:

- 51 issued U.S. patents; and
- 78 other pending U.S. patent applications.

These issued U.S. patents expire at various times depending on product programs (see above program sections). In addition, Pharmacyclics owns or holds licenses to approximately 129 issued foreign patents, 4 Patent Cooperation Treaty ("PCT") patent applications, and more than 170 pending non-U.S. patent applications filed with the European Patent Office, and nationally in Canada, Japan, China, Australia and other international territories.

Some of these issued patents would be subject to potential patent term extensions in the U.S. and certain non-U.S. territories.

We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require all of our employees, consultants, advisors and the like to execute appropriate confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances, and that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property.

Research and Development

The majority of our operating expenses to date have been related to research and development, or R&D. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D. R&D expenses were $29,333,000 for the six months ended December 31, 2012 (net of $17,339,000 offset from the Janssen cost sharing arrangement and $17,306,000 for Excess Amounts which were recorded as a reductions to R&D expense). For the six months ended December 31, 2011, R&D expenses were $23,324,000 (net of $1,053,000 offset from the Janssen cost sharing arrangement). See "Collaboration and License Agreement with Janssen" above.

For the R&D expenses were $54,537,000 in fiscal year 2012 (net of $18,381,000 offset from the Janssen cost sharing arrangement), $34,482,000 in fiscal year 2011 and $17,358,000 in fiscal year 2010.

Marketing and Sales

During the six months ended December 31, 2012, we continued to expand our marketing and sales activities. Marketing and sales expenses are included in General and administrative expense in our consolidated statements of operations. Marketing and sales expenses were $1,470,000 and $0 for the six months ended

December 31, 2012 and 2011, respectively. Marketing and sales expenses were $236,000 for the fiscal year ended June 30, 2012 and $0 for the fiscal years ended June 30, 2011 and June 30, 2010.

Manufacturing

We use third parties to manufacture various components of our products under development. We have entered into several clinical supply agreements with manufacturers.

Competition

We face intense competition for each of our drug targets from pharmaceutical companies, universities, governmental entities and others in the development of therapeutic and diagnostic agents for the treatment of diseases which we target. See "Risk Factors — Risks Related to Our Industry – We face rapid technological change and intense competition."

Government Regulation and Product Approval

The FDA and applicable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our product candidates. Failure to comply with FDA requirements, both before and after product approval, may subject us to administrative or judicial sanctions, including but not limited to, FDA refusal to approve pending applications, warning letters, product recalls, product seizures, or total or partial suspension of production or distribution, fines, injunctions, or civil or criminal penalties.

The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

- completion of preclinical laboratory and animal tests;
- submission of an Investigational New Drug ("IND") application, which must become effective before clinical trials may begin;
- performance of adequate and well-controlled human clinical trials to establish the safety and efficacy for each intended use;
- submission to the FDA of a New Drug Application ("NDA"); and
- satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the product candidate is made to assess compliance with the FDA's current good manufacturing practice ("cGMP") regulations.

The testing and approval process requires substantial time, effort, and financial resources; and we cannot be certain that any approval will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board/Ethics Committee responsible for the medical center proposing to conduct the clinical trials must review and approve any clinical study.

Human clinical trials are typically conducted in three sequential phases which may overlap:

- ***Phase I:*** The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.
- ***Phase II:*** Involves studies in a limited patient population to identify possible adverse effects and safety risks, to evaluate preliminarily the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage/schedule.
- ***Phase III:*** When Phase II evaluations demonstrate that a dosage range of the product may be effective and has an acceptable safety profile, Phase lll trials are undertaken to evaluate clinical efficacy and safety in the patient population intended for registration at geographically dispersed clinical study sites.

In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and thus these trials are frequently referred to as Phase I/II trials. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA/applicable agencies, the relevant Institutional Review Board/Ethics Committee or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a New Drug Application, or NDA, for approval of the product allowing commercial shipment and marketing of the product. The FDA may not accept the NDA for review if the applicable regulatory criteria are not satisfied or may require additional data. Even if such data are accepted for filing, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. In addition, before approving an NDA, the FDA will inspect the facilities at which the product is manufactured to ensure compliance with all cGMP regulations. Once issued, the FDA/applicable regulatory agencies may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA/applicable regulatory agency may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the authority to prevent or limit further marketing of a product based on the results of these post-marketing studies or evaluations.

Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with Good Manufacturing Practice regulations, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the current Good Manufacturing Practice, or cGMP, regulations and other FDA regulatory requirements.

The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. The Company, our partners, and our products are also subject to a variety of federal, state and foreign laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state, local and foreign laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Employees

As of December 31, 2012, we had 224 employees, all of whom were full-time employees. 174 of our employees are engaged in research, development, preclinical and clinical testing, manufacturing, quality assurance and quality control and regulatory affairs and 50 are in human resources, procurement, finance and administration. Twenty-five of our employees have an M.D. or Ph.D. degree. Our future performance depends in significant part upon the continued service of our key scientific, technical and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business. None of our employees are represented by a labor union. We consider our relations with our employees to be good.

Available Information

We were incorporated in Delaware in 1991 and commenced operations in 1992.

We file electronically with the Securities and Exchange Commission, or SEC, our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We maintain a site on the worldwide web at www.pharmacyclics.com; however, information found on our website is not incorporated by reference into this report. We make our SEC filings available free of charge on or through our website, including our annual report on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Further, a copy of this annual report on Form 10-K is located at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

In 2004, we adopted a code of ethics that applies to our officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted the text of our code of ethics on our website at www.pcyc.com in connection with "Investor" materials. In addition, we intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Item 1A. Risk Factors

An investment in our securities involves a high degree of risk. Anyone who is making an investment decision regarding our securities should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this report. The risks and uncertainties described below are those that we currently believe may materially affect our company or your investment. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that adversely affect our security holders or us in the future. If any of the risks discussed below actually materialize, then our business, financial condition, operating results, cash flows and future prospects, or your investment in our securities, could be materially and adversely affected, resulting in a loss of all or part of your investment.

Risks Relating to Pharmacyclics

We may need substantial additional financing and we may have difficulty raising needed capital in the future.

We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We may be unable to entirely fund these efforts with our current financial resources. We may also raise additional funds through the public or private sale of securities, bank debt, collaborations or otherwise. If we are unable to secure additional funds, whether through additional partnership collaborations, bank debt financings, or sale of our securities, we may have to delay, reduce the scope of or discontinue one or more of our product development programs. Based upon the current status of our product development plans, we believe that our cash, cash equivalents and marketable securities, will be adequate to satisfy our capital needs for at least the next twelve months. We may, however, choose to raise additional funds before then. Our actual capital requirements will depend on many factors, including:

- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- the timing of marketing authorization of any of our products granted by the FDA or other regulatory authority;
- the timing of market launch of any of our products after grant of marketing authorization by the FDA or other regulatory agency;
- the speed of market uptake and the timing and extent of demand for any of our products after grant of marketing authorization by the FDA or other regulatory agency;
- continued progress of our research and development programs;
- our ability to establish and maintain collaborative arrangements with third parties;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases; and
- competing technological and market developments.

We also expect to raise any necessary additional funds through the public or private sale of securities, bank debt financings, collaborative arrangements with corporate partners or other sources that may be highly dilutive, or otherwise disadvantageous, to existing stockholders or subject us to restrictive covenants. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves. Additional funds may not be available on acceptable terms, if at all. Our failure to raise capital when needed and on acceptable terms would require us to reduce our operating expenses, delay or reduce the scope of or eliminate one or more of our research or development programs and would limit our ability to respond to competitive pressures or unanticipated requirements and to continue operations. Any one of the foregoing would have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain product approvals or comply with ongoing governmental regulations could adversely affect our business.

The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA approval to market a product, we will have to demonstrate to the satisfaction of the FDA that the product is safe and effective for the patient population and for the diseases that will be treated. Clinical trials, and the manufacturing and marketing of products, are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources. Data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals.

In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. Our trials may be placed on clinical hold or otherwise suspended and we may be unable to complete such trials. Additionally, we may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities and even if obtained, such approvals may not be received on a timely basis, or they may not cover the clinical uses that we specify.

Furthermore, regulatory approval may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

- failure to obtain and thereafter maintain requisite governmental approvals;
- failure to obtain approvals for specific indications of our products under development;
- a recurrence of serious and unanticipated adverse side effects;
- identification of serious and unanticipated long-term adverse side effects in our products under development, that may not have been identified prior to approval; or
- identification of previously unknown problems with the manufacturing or manufacturing processes for our products.

Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising and promotion of the product will be subject to extensive regulatory requirements. We and the manufacturers of our product candidates must also comply with the applicable FDA Good Manufacturing Practice ("GMP") regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We or our present or future suppliers may be unable to comply with the applicable GMP regulations and other FDA regulatory requirements. Failure of our suppliers to follow current GMP practice or other regulatory requirements may lead to significant delays in the availability of products for commercial or clinical use and could subject us to fines, injunctions and civil penalties.

Fast Track designations for development of ibrutinib for the treatment of chronic lymphocytic leukemia/ small lymphocytic lymphoma and for the treatment of mantle cell lymphoma or any other potential product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. Marketing applications filed with the FDA by sponsors of products in Fast Track development are intended to facilitate the development, and expedite the review of such drugs, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. The previous receipt of Fast Track designation for the development of ibrutinib for the treatment of chronic lymphocytic leukemia/small lymphocytic lymphoma and for the treatment of mantle cell lymphoma and any future designation for any other potential product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures. In addition, the FDA may withdraw any Fast Track designation at any time. We may seek Fast Track designation for other of our product candidates, but the FDA may not grant this status to any of our proposed product candidates.

Breakthrough Therapy Designation for our investigational oral agent ibrutinib monotherapy for the treatment of patients with relapsed or refractory mantle cell lymphoma (MCL) and to ibrutinib monotherapy for the treatment of patients with Waldenström's macroglobulinemia (WM) or any other potential product candidate may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

If a drug is intended for the treatment of a serious or life-threatening condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development, the FDA may grant a Breakthrough Therapy Designation. Marketing applications filed with the FDA by sponsors of products with a Breakthrough Therapy Designation are intended to facilitate the development, and expedite the review of such drugs, but the Breakthrough Therapy Designation does not assure any such qualification or ultimate marketing approval by the FDA. The previous receipt of a Breakthrough Therapy Designation for the development of our investigational oral agent ibrutinib monotherapy for the treatment of patients with relapsed or refractory mantle cell lymphoma (MCL) and to ibrutinib monotherapy for the treatment of patients with Waldenström's macroglobulinemia (WM) and any future designation for any other potential product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures. In addition, the FDA may withdraw any Breakthrough Therapy Designation at any time. We may seek a Breakthrough Therapy Designation for other of our product candidates, but the FDA may not grant this status to any of our proposed product candidates.

All of our drug candidates remain subject to clinical testing and regulatory approval. If we are unable to successfully develop and test our drug candidates, we will not be successful.

The success of our business depends primarily upon our ability, and the ability of our collaborators, if any, to develop and commercialize our drug candidates, including our BTK inhibitor ibrutinib (PCI-32765), successfully. Our drug candidates are in various stages of development and must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA or comparable foreign regulatory authorities for sale. To satisfy these standards, we and/or our collaborators must allocate resources among our various development programs and must engage in expensive and lengthy testing of our drug candidates. Despite our efforts, our drug candidates may:

- cause, or may appear to have caused, serious adverse side effects (including death) or potentially dangerous drug interactions;
- have dose limiting toxicities;
- not show signs of efficacy in any disease as a single agent or in combination, or may only work in combination with other drugs;

- cause resistance in patients that may diminish the clinical benefit;
- not offer therapeutic or other improvement over existing competitive drugs; or
- not be proven safe and effective in clinical trials.

The strength of our Company's pipeline of drug candidates and potential drug candidates will depend in large part upon the outcomes of our ongoing and planned Phase II and Phase III clinical trials. Findings, including toxicology findings, in nonclinical studies conducted concurrently with clinical trials as well as results of our clinical trials could lead to abrupt changes in our development activities, including the possible cessation of development activities associated with a particular drug candidate or program, including our BTK inhibitor ibrutinib (PCI-32765). Furthermore, results from our clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval of a drug candidate.

We and many other companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier-stage clinical trials. Accordingly, the results from the completed preclinical studies and clinical trials, positive results in preclinical studies and early clinical trials may not be replicated in later clinical trials, and ongoing clinical trials for our drug candidates may not be predictive of the results we may obtain in later–stage trials or of the likelihood of approval of a drug candidate for commercial sale. In addition, from time to time we report interim data from our clinical trials, including our BTK program and its effects on various types of cancers. Interim data are subject to change, and there can be no assurances that interim data will be confirmed upon the analysis of final data.

Serious adverse events may force us to limit or discontinue any of our drug development and commercialization programs.

Our ability to develop and commercialize any of our drug candidates or products may be adversely impacted by any serious adverse events that patients may experience when treated with our drug candidate or product. Severe bleeding events, including such events affecting the gastrointestinal tract or the central nervous system, have been reported in patients exposed to ibrutinib. To date these severe bleeding events have been uncommon and consistent with the expected rate in a patient population suffering from a blood cell malignancy, a population that often requires treatment with anti-platelet and anti-coagulant drugs. Although we have a monitoring plan in place should these events occur and although they are generally managed by temporary withdrawal of ibrutinib therapy, we cannot guarantee that severe bleeding events will not cause us to cease development of ibrutinib or withdraw the product from the market following any grant of marketing authorization by the FDA or other regulatory authority.

All of our product candidates are in development, and we cannot be certain that any of our products under development will be commercialized.

To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate to the satisfaction of the FDA and regulatory authorities in foreign markets through the submission of nonclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted disease. We have conducted and plan to continue to conduct extensive and costly clinical trials to assess the safety and effectiveness of our potential products. We cannot be certain that we will be permitted to begin or continue our planned clinical trials for our potential products, or if permitted, that our potential products will prove to be safe and produce their intended effects.

The completion rate of our clinical trials depends upon, among other factors, the rate of patient enrollment, the adequacy of patient follow-up and the completion of required clinical evaluations. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs or procedures used for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or are likely to seek patients with the same diseases that we are studying. We may experience delays in reaching planned level of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, and delays or termination of clinical trials, which could have a material adverse effect on us. Many factors can affect the adequacy of patient follow-up and completion of required clinical evaluations, including failure of patients to return for scheduled visits or failure of clinical sites to complete necessary documentation. Delays in or failure to obtain required clinical follow-up and completion of clinical evaluations could also have a material adverse effect on the timing and outcome of our clinical trials and product approvals.

Additionally, clinical trials require substantial administration and monitoring. We may fail to effectively oversee and monitor the various trials we have underway at any particular time, which would result in increased costs or delays of our clinical trials or compromise our ability to obtain product approvals.

Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, data from clinical trials we are conducting are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could limit or prevent regulatory approval of the potential product and would materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products.

We have a history of operating losses and we expect to continue to have losses in the future.

We have incurred significant operating losses since our inception in 1991 and, as of December 31, 2012, had an accumulated deficit of $283,606,000. We expect to continue to incur substantial additional operating losses until such time, if ever, as the commercialization of our products generates sufficient revenue to cover our expenses. Our product candidates are in various stages of development and the commercialization of those products may not occur. While during the six months ended December 31, 2012 we had net income of $117,533,000, we have not generated any commercial revenue from the sale of our products. Our sustaining profitability depends upon our ability, alone or with others, to successfully complete the development of our product candidates, and to obtain required regulatory approvals and to successfully manufacture and market our proposed product.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

- the receipt of regulatory approvals for the indications that we are studying, and the acceptance by physicians and patients of the clinical benefits that our products may offer;
- the establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our products and their potential advantages over existing therapeutic products;
- marketing and distribution support;
- the introduction, market penetration and pricing strategies of competing and future products;
- coverage and reimbursement policies of governmental and other third- party payers such as insurance companies, health maintenance organizations and other plan administrators; and
- physicians, patients, payers or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may fail to adequately protect or enforce our intellectual property rights or secure rights to third-party patents.

Our success depends in part upon our ability to protect and defend our proprietary technology and product candidates through patents and trade secret protection. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology. The evaluation of the patentability of United States and foreign patent applications can take years to complete and can involve considerable expense and uncertainty.

We have a number of patents and patent applications related to our compounds but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will issue as patents. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may be held invalid and unenforceable against third parties.

We face risks and uncertainties related to our intellectual property rights. For example:

- we may be unable to obtain or maintain patent or other intellectual property protection for any products or processes that we may develop;
- third parties may obtain patents covering the manufacture, use or sale of these products, which may prevent us from commercializing any of our products under development globally or in certain regions; and
- any future patents that we may obtain may not prevent other companies from competing with us by designing their products or conducting their activities so as to avoid the coverage of our patents.

The actual protection afforded by a patent varies depending on the product candidate and country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents under existing and future laws. Our ability to maintain or enhance our proprietary position for our product candidates will depend on our success in obtaining effective claims and enforcing those claims once granted. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages against competitors with similar products. Due to the extensive amount of time required for the development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Although we take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants, and in our academic and commercial relationships, these steps may be inadequate, these agreements may be violated, or there may be no adequate remedy available for a violation. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Furthermore, our trade secrets may become known to our competitors even in the absence of any violation of our rights. Our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in unpatented proprietary technology.

Our success depends in large part on our ability to operate without infringing upon the patents or other proprietary rights of third parties.

If we infringe the patents of others, we may be prevented from commercializing our products or may be required to obtain licenses from these third parties. We may not be able to obtain alternative technologies or any required license on reasonable terms or at all. If we fail to obtain these licenses or alternative technologies, we may be unable to develop or commercialize some or all of our products. We own patents that claim our BTK inhibitor ibrutinib as a chemical entity. However, the existence of issued patents does not guarantee our right to practice the patented technology or commercialize the patented product. Third parties may have or obtain rights to patents which they may claim could be used to prevent or attempt to prevent us from commercializing our patented product candidates. If these other parties are successful in obtaining valid and enforceable patents, and establishing our infringement of those patents, we could be prevented from selling our BTK inhibitor ibrutinib or any of our other products unless we were able to obtain a license under such patents. If any license is needed it may not be available on commercially reasonable terms or at all.

Furthermore, we use significant proprietary technology and rely on unpatented trade secrets and proprietary know-how to protect certain aspects of our production and other technologies. Our trade secrets may become known or independently discovered by our competitors.

We are dependent on our collaboration agreement with Janssen to further develop and commercialize our BTK inhibitor ibrutinib (formerly PCI-32765) globally. The failure to maintain this agreement or the failure of Janssen to perform its obligations under this agreement, could negatively impact our business.

Pursuant to the terms of our collaboration and licensing agreement with Janssen, we granted Janssen a license to co-develop (with us) our BTK Inhibitor ibrutinib globally, to co-commercialize it (with us) in the U.S., and to exclusively commercialize it outside of the U.S., in each case for all non-immunology related indications. Under a global development plan, each party will be responsible for conducting certain clinical trials. The agreement includes a cost sharing arrangement for associated development activities. Except in certain cases, in general Janssen is responsible for approximately 60% of collaboration costs and we are responsible for the remaining 40% of collaboration costs. Upon commercialization, profits and losses will be shared 50/50.

The collaboration with Janssen provides us with an annual cap of our share of collaboration costs and pre-tax commercialization profits/losses for each calendar year until the third profitable calendar quarter for the product, as determined in the agreement. In the event that our share of aggregate development costs in any given calendar year, together with any other amounts that become due from us, plus our share of pre-tax loss (if any) for any calendar quarter in such calendar year, less our share of pre-tax profit (if any) for any calendar quarter in such calendar year, exceeds $50,000,000, then amounts that are in excess of $50,000,000 (the "Excess Amounts") are funded by Janssen. Under the Agreement, total Excess Amounts plus interest may not exceed $225,000,000. As of December 31, 2012, total Excess Amounts associated with the Janssen agreement were $18,125,000 (see Note 4 to the consolidated financial statements). We cannot reasonably predict the amount and timing of potential future commitments under the Janssen collaboration and license agreement, including Excess Amounts, as the payments are contingent upon future events.

We have limited control over the development or commercialization costs incurred by Janssen, and limited control over the implementation of development and commercial activities performed by them. Our costs and revenue are therefore tied to efforts made by ourselves and Janssen in developing and marketing our product. We have limited control over the amount of time and effort Janssen will devote to the development, manufacturing and commercialization of our BTK Inhibitor ibrutinib, and very limited control over the manner in which Janssen conducts its business with regard to obtaining regulatory and other approvals and commercializing the product, especially outside the U.S. Accordingly, our revenue and financial position may be adversely affected if Janssen does not dedicate sufficient time to the development and commercialization of the BTK Inhibitor ibrutinib, fails to obtain regulatory approvals, or otherwise fails to comply with its obligations under the agreement.

We are subject to a number of other risks associated with our dependence on our collaboration and license agreement with Janssen, including:

- We and Janssen could disagree as to future development plans and Janssen may delay future clinical trials or stop a future clinical trial;
- There may be disputes between us and Janssen, including disagreements regarding the collaboration and license agreement, that may result in (1) the delay of or failure to achieve regulatory and commercial objectives that would result in milestone or profit share payments, (2) the delay or

termination of any future development or commercialization of ibrutinib, and/or (3) costly litigation or arbitration that diverts our management's attention and resources;

- Janssen may not provide us with timely and accurate information regarding supply forecasts, which could adversely impact our ability to comply with our supply obligations to Janssen and manage our own inventory of ibrutinib, as well as our ability to generate accurate financial forecasts;
- Business combinations or significant changes in Janssen's business strategy may adversely affect Janssen's ability or willingness to perform its obligations under our collaboration agreement;
- If Janssen is unsuccessful in performing clinical trials, or in obtaining regulatory approvals for or commercializing ibrutinib outside the U.S., we may not receive certain additional milestone payments or any profit payments under the collaboration and license agreement and our business prospects and financial results may be materially harmed;
- Janssen may not comply with applicable regulatory requirements or guidelines with respect to developing or commercializing ibrutinib, which could adversely impact future development or sales of ibrutinib globally.

The collaboration and license agreement is subject to early termination, including through Janssen's right to terminate without cause upon advance notice to us. If the agreement is terminated early, we may not be able to find another collaborator for the further development and commercialization of ibrutinib on acceptable terms, or at all, and we may be unable to pursue continued development and commercialization of ibrutinib on our own.

If our collaboration is unsuccessful or is terminated by Janssen, we might not effectively develop and market our BTK Inhibitor ibrutinib.

Integral to the success of our collaboration with Janssen is our ability to timely achieve certain milestones and obtain regulatory approvals. Our collaboration with Janssen may be unsuccessful. Under the terms of our agreement, Janssen may terminate its agreement with us without cause and upon short notice. Termination of our agreement would hinder our efforts to effectively develop and commercialize the BTK Inhibitor ibrutinib. There would be a delay in getting our product to market. Such delay would likely result in higher costs for us and could adversely affect any progress we have made in clinical trials.

We may have difficulty finding another collaboration partner on favorable terms if Janssen terminates our agreement. We might not be able to raise capital on our own. We do not have sufficient skilled personnel to fully assist in global development or marketing endeavors. As we currently lack the resources to properly develop, market and commercialize the BTK Inhibitor ibrutinib, we may be unable to continue to develop the BTK Inhibitor ibrutinib without the continued assistance of Janssen.

We rely heavily on third parties for product and clinical development of our products.

We currently depend heavily and will continue to depend heavily in the future on third parties for support in product development and clinical development of our products. The termination of a significant number of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements could have a material adverse effect on our ability to complete clinical development of our products. Given our limited resources, it may be necessary to establish partnerships with other pharmaceutical companies that have greater financial and technical resources in order to successfully develop and commercialize our products. Although we have entered into a global strategic alliance with Servier related to the research, development, and commercialization of abexinostat (formerly known as PCI-24781), there is no assurance that any additional partnerships can be obtained, and if obtained, such partnership may require us to relinquish product rights that could affect the financial success of these products.

We engage clinical investigators and medical institutions to enroll subjects in our clinical trials and contract clinical research organizations, or CROs, for various aspects of our clinical development activities including clinical trial monitoring, data collection, safety monitoring and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct some of our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection, safety monitoring and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternate service provider. However, making such changes may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

We lack the resources, capability and experience necessary to manufacture pharmaceuticals and thus rely heavily upon contract manufacturers.

We have no manufacturing facilities and we currently rely on third parties for manufacturing and storage activities related to all of our products in development. Our manufacturing strategy presents the following risks:

- delays in scale-up to quantities needed for multiple clinical trials, or failure to manufacture such quantities to our specifications, or deliver such quantities on the dates we require, could cause delay or suspension of clinical trials, regulatory submissions and commercialization of our products in development;

- there is no guarantee that the supply of clinical materials can be maintained during the clinical development of our product candidates;

- our current and future manufacturers are subject to ongoing periodic unannounced inspections by the FDA and corresponding regulatory agencies for compliance with strictly enforced GMP and similar standards in other countries. Failure to pass these inspections could have a material adverse effect on our ability to produce our products to support our operations;

- if we need to change to other commercial manufacturing contractors, there is no guarantee that we will be able to locate a suitable replacement contractor. The FDA and comparable foreign regulators must approve material manufactured by these contractors prior to our use. This would require new testing and compliance inspections. The new manufacturers would have to practice substantially equivalent processes for the production of our products;

- our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and

- any disruption of the ability of our manufacturing contractors to supply necessary quantities of our products could have a material adverse effect on our ability to support our operations.

Any of these factors could delay clinical trials or commercialization of our products under development and entail higher costs.

We face risk of harm caused by hazardous materials used in the manufacturing of our products.

The manufacturing processes for our products involve the use of hazardous, volatile and flammable materials capable of igniting and/or exploding if not handled properly. Although our manufacturing processes incorporate safety procedures designed to prevent or avoid the creation of conditions under which the materials could ignite and/or explode, we cannot be certain that such safety procedures will be followed or if followed will be adequate to mitigate or eliminate the risk of harm caused by fire and/or explosion during the manufacturing of any of our products. Any such event may incapacitate the manufacturing capability of any of our contract manufacturing organizations (CMOs). We have no assurance that we will avoid liability for harm caused by any such event. If we are found liable for damages or agree to pay damages in settlement of a claim against us for any harm caused by any such event, our insurance coverage may be inadequate or may not cover part or all of such damages. In addition, we do not have an alternate or back-up supply chain for the manufacturing and supply of any of our products. If such an event causes us to lose the operational capacity of any manufacturing element in the supply chain for any of our products, our ability to manufacture and supply the product will be substantially impaired or prevented, and we may be unable to supply enough product to support our development and/or commercialization programs, which may force us to curtail or discontinue our business operations.

We lack marketing, distribution and sales experience.

Although we intend to develop our marketing, sales and distribution functions, we currently lack the internal capability to commercialize our products. If any of our product candidates are approved by the FDA, we will need a drug sales force with technical expertise prior to the commercialization of any of our product candidates. We will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenue, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against those of such other companies. We may need to enter into co-promotion or other licensing arrangements with larger pharmaceutical or biotechnology firms in order to increase the commercial success of our products. To the extent we enter into co-promotion or other licensing agreements, our product revenues are likely to be lower than if we directly marketed and sold our products, and some or all of the revenues we receive will depend upon the efforts of third parties, which may not be successful and may not be within our control. If we are unable to enter into co-promotion or other licensing agreements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future product candidates. If we are not successful in commercializing our existing and future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant losses or become unable to continue the operation of our business.

If we lose or are unable to hire and retain qualified personnel, then we may not be able to develop our products or processes and obtain the required regulatory approvals.

We are highly dependent on qualified scientific and management personnel. We will need to expand and effectively manage our managerial, operational, financial, development and other resources in order to successfully pursue our research, development and commercialization efforts for our existing and future product candidates. Our success depends on our continued ability to attract, retain and motivate highly qualified management and personnel with pre-clinical and clinical experience. We will need to hire additional personnel as we continue to expand our research and development and partnering activities.

We face intense competition from other companies and research and academic institutions for qualified personnel. We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Francisco, California area. We are highly dependent on our senior executives. If any of our senior executives were to terminate their position with us, or we were to lose an additional senior executive officer, any of our senior scientists, a manager of one of our programs, or a significant number of any of our staff or we are unable to hire and retain qualified personnel, then our ability to develop and commercialize our products and processes, raise additional capital or implement our business strategy may be adversely affected or rendered impractical and our business may be harmed as a result.

Our business is subject to risks associated with international operations and collaborations.

The laws of foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. In countries where we do not have and/or have not applied for patents on our products, we will be unable to prevent others from developing or selling similar products. In addition, in jurisdictions outside the United States where we acquire patent rights, we may be unable to prevent unlicensed parties from selling or importing products or technologies derived elsewhere using our patented technology.

Until we or our licensees obtain the required regulatory approvals for pharmaceuticals in any specific foreign country, we or our licensees will be unable to sell these products in that country. International regulatory authorities have imposed numerous and varying regulatory requirements and the approval procedures can involve additional testing. Approval by one regulatory authority does not ensure approval by any other regulatory authority.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based on our corporate operating structure, including the manner in which we develop, value, and use our intellectual property and the scope of our international operations. The tax laws applicable to our international business activities, including the laws of the United States and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, or accounting principles. We are subject to regular review and audit by both U.S. federal and state and foreign tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially affect our financial position, cash flows and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed a wide variety of potential changes. Certain changes to U.S. tax laws, including limitations on the ability to defer U.S. taxation on earnings outside of the United States until those earnings are repatriated to the United States, could affect the tax treatment of our foreign earnings, as well as cash and cash equivalent balances we currently maintain outside of the United States. Due to the expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

We are exposed to fluctuations in foreign currency exchange rates, and an adverse change in foreign currency exchange rates could have a material adverse impact on our business, financial condition, cash flows and results of operations.

All of our revenues and the majority of our expenses are denominated in U.S. dollars and as a result, we have not experienced significant foreign currency transaction gains and losses to date. We conduct some transactions in foreign currencies, primarily related to ex-U.S. clinical trial activities, and we expect to continue to do so. We have not entered into any agreements or transactions to hedge the risk associated with potential fluctuations in currencies; accordingly, we are subject to foreign currency exchange risk related to these ex-U.S. clinical trial activities. While we may enter into hedge or other agreements in the future to actively manage this risk, we do not believe this risk is material to our financial statements.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these or other claims. If we fail in defending such claims, in addition to paying monetary damages, we may face injunctions that restrict or preclude our access to important markets, intellectual property, or personnel. Any restriction or loss of access to markets, intellectual property, research personnel or work product that are key to our operations could hamper or negate our ability to commercialize certain potential drugs, which could severely harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We may be subject to damages or injunctions resulting from employment discrimination or harassment claims that our employees or former employees bring against us.

Although we have developed and are in the process of implementing a program for compliance with federal and state civil rights laws and employment laws, including laws prohibiting any harassment or discrimination in the hiring, promotion, firing, or treatment of employees on the basis of age, race, color, ancestry, national origin, disability, medical condition, marital status, sexual orientation, gender, gender identity, religious denomination, pregnancy status, other classification, or any retaliation against employees for engaging in protected activity, we cannot guarantee that our compliance program will be sufficient or effective, that our employees will comply with our policies, that our employees will notify us of any violation of our policies, that we will have the ability to take appropriate and timely corrective action in response to any such violation, or that we will make decisions and take actions that will necessarily limit or avoid liability with respect to any employment discrimination, harassment or retaliation claim our employees may bring against us, including any claim under the federal Civil Rights Act of 1964 and 1991 (as amended), the California Fair Employment and Housing Act ("FEHA"), as amended, Section 1981 of the Civil Rights Acts of 1866, the federal Age Discrimination in Employment Act of 1967 (as amended) ("ADEA"), the Older Workers Benefits Protection Act, the Employee Retirement Income and Securities Act ("ERISA"), the Family and Medical Leave Act ("FMLA"), the California Family Rights Act ("CFRA"), the federal Americans with Disabilities Act of 1990 ("ADA"), the Lilly Ledbetter Fair Pay Act, the Immigration Reform and Control Act of 1986, the Equal Pay Act, of 1963, as amended, California Business and Professions Code 17200, any and all protections pursuant to California's Labor Code or the Fair Labor Standards Act ("FLSA"), Section 806 of the Sarbanes Oxley Act of 2002, and any federal or state constitutional rights and protections. Discrimination, harassment or retaliation claims brought by employees or former employees against their employers or former employers have increased substantially in recent years. In addition, the enactment of new federal and state laws, the amendment of existing federal and state laws, and the interpretation of existing or future laws by court decision could further expand the grounds on which employees and former employees may pursue claims of employment discrimination, harassment or retaliation. We cannot adequately predict whether our compliance program will effectively protect us from liability under present or future federal or state laws against employment discrimination, harassment or retaliation. If one or more of our employees brings a claim of employment discrimination, harassment or retaliation against us and if we are found liable for damages and/or an injunction is imposed on us or we agree to pay damages and/or accept an injunction in settlement of the claim, the payment of the damages amount or the curtailment of our activities consequent to the injunction could have a material adverse effect on our financial condition and impair or prevent us from continuing our business.

We may be subject to damages or injunctions resulting from qui tam or "whistleblower" actions that our employees or former employees bring against us.

Although we have developed and are in the process of implementing a program for compliance with all federal and state laws and regulations, we cannot guarantee that our compliance program will be sufficient or effective, that our employees will comply with our policies, that our employees will notify us of any violation of our policies, that we will have the ability to take appropriate and timely corrective action in response to any such violation, or that we will make decisions and take actions that will necessarily limit or avoid liability for qui tam or federal "whistleblower" claims that our employees or former employees may bring against us or that governmental authorities may prosecute against us based on information provided by our employees or former employees. Qui tam or "whistleblower" claims against employers brought by employees or former employees or governmental authorities based on information from employees or former employees have increased substantially in recent years. In any qui tam or "whistleblower" action that results in the payment of a fine imposed by a court or a settlement, the employee or former employee who brought the claim or furnished information allowing the governmental authority to prosecute the claim is rewarded with a percentage of the fine or settlement amount collected from the employer. The prospect of sharing in the proceeds of any fine collected from the employer motivates employees and former employees to bring qui tam or "whistleblower" claims or to furnish information to a governmental authority for the prosecution of such claims. In addition, the enactment of new federal and state laws, the amendment of existing federal and state laws, and the interpretation of existing or future laws by court decision could further expand the grounds on which employees and former employees may pursue qui tam or "whistleblower" claims. We cannot adequately predict whether our compliance program will effectively protect us from liability under present or future federal or state laws relating to qui tam or "whistleblower" claims that our employees or former employees may bring against us or that governmental authorities may prosecute against us on the basis of information provided by our employees or former employees. If one or more of our employees brings a qui tam or "whistleblower" claim against us or if a governmental authority prosecutes a claim against us on the basis of information provided by one or more of our employees or former employees, and if we are found liable and a fine and/or an injunction is imposed on us or we agree to pay a fine and/or accept an injunction in settlement of the claim, the payment of the fine and/or the curtailment of our activities consequent to the injunction could have a material adverse effect on our financial condition and impair or prevent us from continuing our business.

Our investments in marketable securities are subject to risks which may cause losses and affect the liquidity of these investments.

We invest funds in excess of those needed for working capital and operating expenses in marketable securities which may include corporate notes, certificates of deposit, government securities and other financial instruments. Significant declines in the value of these investments due to the operating performance of the companies we invest in or general economic or market conditions may result in the recognition of realized or impairment losses which could be material.

We may need to implement additional finance and accounting systems, procedures and controls to satisfy reporting requirements.

As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002, including Section 404, and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 and other requirements will increase our costs and require additional management resources. We may need to continue to implement additional finance and accounting systems, procedures and controls to satisfy reporting requirements. While we were able to complete an unqualified assessment as to the adequacy of our internal control over financial reporting as of December 31, 2012, there is no assurance that future assessments of the adequacy of our internal control over financial reporting will be unqualified. If we are unable to obtain future unqualified reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could adversely affect our stock price.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and are implementing a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, disqualification or debarment from participation in federally-funded health care programs or other sanctions or litigation, any of which events may have a significant adverse impact on our business.

Our facility in California is located near an earthquake fault, and an earthquake or other types of natural disasters or resource shortages could disrupt our operations and adversely affect results.

Important documents and records, such as hard copies of our laboratory books and records for our drug candidates and compounds, are located in our corporate headquarters at a single location in Sunnyvale, California, which is near active earthquake zones. We do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption in the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Future shortages and conservation measures could disrupt our operations and cause expense, thus adversely affecting our business and financial results.

Risks Related to Our Common Stock

If our results do not meet our and analysts' forecasts and expectations, our stock price could decline.

Analysts who cover our business and operations provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts' valuations and recommendations are based primarily on our reported results and our and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed our and analysts' forecasts and expectations as a result of a number of factors, including those discussed under the section entitled "Risks Related to Pharmacyclics" above. If our results do not meet our and analysts' forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

Future equity issuances or a sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Because we may need to raise additional capital in the future to continue to expand our business and our research and development activities, among other things, we may conduct additional equity offerings. If we or our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of options and warrants) in the public market, the market price of our common stock could fall. A decline in the market price of our common stock could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

If our officers, directors and largest stockholders choose to act together, they are able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

Our directors, executive officers and principal stockholders and their affiliates collectively have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control.

Our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. In addition, provisions of the Delaware General Corporation Law also restrict certain business combinations with interested stockholders. These provisions are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, these prohibitions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

The price of our common stock is volatile.

The market prices for securities of biotechnology companies, including ours, have historically been highly volatile. Our stock, like that of many other companies, has from time to time experienced significant price and volume fluctuations sometimes unrelated to operating performance. For example, during the period beginning January 1, 2011 and ending December 31, 2012, the sales price for one share of our common stock reached a high closing price of $69.80 per share and a low closing price of $4.88 per share. The market price of our common stock may fluctuate significantly due to a variety of factors, including:

- the progress and results of our preclinical testing, clinical trials, product development and partnering activities;
- quarterly fluctuations in our financial results;
- the development of technological innovations or new therapeutic products by us, our competitors or others;
- changes in governmental regulation;
- the success or failure of our efforts to obtain marketing authorization for any of our products from the FDA or other regulatory authority;
- our ability to satisfy regulatory requirements for the maintenance of any marketing authorization granted by FDA or other regulatory authority for any of our products;
- the emergence of drug safety issues that require us to add restrictions or warnings to the label or withdraw from the market any of our products after approval by the FDA or other regulatory authority;
- developments in patent or other proprietary rights by us, our competitors or others;
- developments and/or announcements by us, our competitors or others;
- litigation;
- public concern as to the safety of products developed by us, our competitors or others;
- departure of key personnel;
- ability to manufacture our products to commercial standards;
- changes in the structure of healthcare payment systems and the coverage and reimbursement policies of governmental and other third-party payers;
- our ability to successfully commercialize our products if they are approved;
- comments by securities analysts; and
- general market conditions in our industry.

In addition, if any of the risks described in this section entitled "Risk Factors" actually occur, there could be a dramatic and material adverse impact on the market price of our common stock.

Risks Related to Our Industry

We face rapid technological change and intense competition.

The pharmaceutical industry is subject to rapid and substantial technological change. Therapies designed by other companies to treat the conditions that are the focus of our products are currently in clinical trials. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, sales, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources. In addition, we may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions that compete with our products. We are engaged in the development of novel therapeutic technologies. Our resources are limited and we may experience technical challenges inherent in such novel technologies.

Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects than our products. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings. Our competitors may price their products below ours, may receive better coverage and/or reimbursement or may have products that are more cost effective than ours.

The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation, biologics and chemotherapy. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized. We may be unable to demonstrate any pharmacoeconomic advantage for our products compared to established or standard-of-care therapies for our target patient populations. In addition, many of our target patient populations can present with indolent, or slowly progressing, disease. It may be difficult for us to show that treatment with our products provides a significant improvement in clinical outcome compared to the avoidance of treatment, or watching for the progression of disease, in such patients. Payers may decide that the potential improvement our products provide to clinical outcomes in our target patient populations is not adequate to justify the costs of treatment with our products. If payers do not view our products as offering a better balance between clinical benefit and treatment cost compared to standard-of-care therapies, the profitability of our products may be severely reduced.

If our products are not accepted by the market or if users of our products are unable to obtain adequate coverage of and reimbursement for our products from government and other third-party payers, our revenue and profitability will suffer.

Our ability to commercialize our products successfully will depend in significant part on the extent to which appropriate coverage of and reimbursement for our products and related treatments are obtained from governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payers are increasingly challenging the prices charged for medical products and services. We cannot provide any assurances that third- party payers will consider our products cost-effective or provide coverage of and reimbursement for our products, in whole or in part.

Uncertainty exists as to the coverage and reimbursement status of newly approved medical products and services and newly approved indications for existing products. Third-party payers may conclude that our products are less safe, less clinically effective, or less cost-effective than existing products, and third-party payers may not approve our products for coverage and reimbursement. If we are unable to obtain adequate coverage of and reimbursement for our products from third-party payers, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in use of our products could cause our sales to suffer. Even if third-party payers make reimbursement available, payment levels may not be sufficient to make the sale of our products profitable.

Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of medical services and products, may result in inadequate coverage of and reimbursement for our products. Many third- party payers, including in particular HMOs, are pursuing various ways to reduce pharmaceutical costs, including, for instance, the use of formularies. The market for our products depends on access to such formularies, which are lists of medications for which third-party payers provide reimbursement. These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on formularies of HMOs and other third-party payers. This increased competition has led to a downward pricing pressure in the industry. The cost containment measures that third-party payers are instituting could have a material adverse effect on our ability to operate profitably.

Current health care laws and regulations, including the recently enacted health care reform, as well as future legislative or regulatory changes to the healthcare system, may affect our ability to sell our products profitably.

In the United States, there has been recent legislation, as well as legislative and regulatory proposals, changing the healthcare system in ways that may affect our future revenue and profitability, and the future revenue and profitability of our potential customers, suppliers and collaborative partners, and the availability of capital. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system and, in particular, that are intended to contain or reduce the costs of medical products and services.

The most significant recent health care legislation is the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the "Healthcare Reform Act", which President Obama signed into law in March 2010. This law substantially changes how health care is funded by the state and federal government as well as private insurers, and significantly impacts the pharmaceutical industry. Though the full effect of the Healthcare Reform Act on pharmaceutical companies has yet to be seen, the changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, new governmental programs, and fraud and abuse enforcements. The Healthcare Reform Act takes effect in stages through 2018.

Certain aspects of the Health Care Reform Act are likely to adversely affect pharmaceutical manufacturers in particular. For example, in 2011, the Healthcare Reform Act imposed non-deductible annual flat fees on pharmaceutical manufacturers and importers based upon relative market share. Furthermore, as part of the Healthcare Reform Act closing a funding gap in the Medicare Part D prescription drug program, certain pharmaceutical manufacturers will be required to provide a 50% discount on drugs dispensed to beneficiaries within this funding gap.

There also have been and likely will continue to be legislative and regulatory proposals at the state and federal levels that could bring about significant changes to the Medicaid drug rebate program and other federal pharmaceutical pricing and rebate programs. Given these and other recent federal and state government initiatives directed at lowering the total cost of health care, federal and state lawmakers will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid programs. These efforts could adversely affect our business by, among other possibilities, limiting the prices that can be charged for drugs we develop or the amount of reimbursement available for these products from governmental agencies or third-party payers, limiting the profits that pharmaceutical companies may earn on certain sales, increasing the tax obligations on pharmaceutical companies, increasing our rebate liability, or limiting our commercial opportunity. We cannot predict the impact on our business of any legislation or regulations that may be adopted in the future. Any cost containment measures and other healthcare system reforms that are adopted could have a material adverse effect on our ability to operate profitably.

We may need to change our business practices to comply with health care fraud and abuse regulations, and our failure to comply with such laws could adversely affect our business, financial condition and results of operations.

Our operations will be directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs.

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Department of Health and Human Services, Office of Inspector General ("OIG") to issue a series of regulations, known as the "safe harbors." These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. The frequency of filing of qui tam actions has increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a False Claim action. In addition, under current case law of the federal courts, the False Claims Act prohibits as a false claim any claim for payment submitted to or paid by the federal government for utilization of a prescription drug consequent to off-label promotion of the drug in violation of the Food, Drug and Cosmetics Act (FDCA). When an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim, and face exclusion from Medicare, Medicaid, and other federal health programs. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

If our operations are found to be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

Our business exposes us to product liability claims.

The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. We face the risk that the use of our products in human clinical trials will result in adverse effects. If we complete clinical testing for our products and receive regulatory approval to market our products, we will mark our products with warnings that identify the known potential adverse effects and the patients who should not receive our product. We cannot ensure that physicians and patients will comply with these warnings. In addition, unexpected adverse effects may occur even with use of our products that receive approval for commercial sale. Although we are insured against such risks in connection with clinical trials, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical products. A product liability claim or recall would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business involves environmental risks.

In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate offices are located in Sunnyvale, California, where, as of December 31, 2012, we lease 100,176 square feet. Of the total square footage leased as of December 31, 2012, 79,776 square feet are leased under an operating lease that expires in November 2017, with an option to extend the term for an additional 5 years. In October 2012, we entered into an agreement to lease an additional 20,400 square feet of office space in a property adjacent to our existing corporate offices in Sunnyvale, California under an operating lease that expires in February 2023. The lease agreement entered into in October 2012 includes an option to extend the term for an additional 5 years. Our facilities include administrative and research and development space. We believe our existing facilities are adequate to meet our current needs and that suitable additional space will be available as needed.

Item 3. *Legal Proceedings*

We may be involved, from time to time, in legal proceedings and claims arising in the ordinary course of our business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue amounts, to the extent they can be reasonably estimated, that we believe are adequate to address any liabilities related to legal proceedings and other loss contingencies that we believe will result in a probable loss. While there can be no assurances as to the ultimate outcome of any legal proceeding or other loss contingency involving us, management does not believe any pending matter will be resolved in a manner that would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the NASDAQ Stock Market under the symbol "PCYC." The following table sets forth the range of high and low closing prices for our common stock for the periods indicated.

	HIGH	LOW
Six Months Ended December 31, 2012	$ 69.80	$ 47.87
Three Months Ended September 30, 2012	69.80	49.35
Three Months Ended December 31, 2012	69.78	47.87
FISCAL YEAR ENDED June 30, 2012		
First Quarter	$ 12.81	$ 9.04
Second Quarter	15.63	11.10
Third Quarter	28.68	14.99
Fourth Quarter	54.61	25.33
FISCAL YEAR ENDED June 30, 2011		
First Quarter	$ 8.42	$ 6.36
Second Quarter	8.22	5.29
Third Quarter	6.52	4.88
Fourth Quarter	10.63	5.66

As of February 15, 2013, there were 100 holders of record of our common stock. We have not paid cash dividends on our common stock since our inception and we do not anticipate paying any in the foreseeable future.

Performance Graph (1)

The following graph compares our total stockholder returns for the past 5.5 years to two indices: the Nasdaq Composite Index and the Nasdaq Biotechnology Index. The total return for each index assumes the reinvestment of all dividends, if any, paid by companies included in these indices.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.


Comparison of Cumulative Total Return on Investment for the Past 5.5 Years(2)
$2,500
$2,000
$1,500
$1,000
$500
$-
6/30/07
6/30/08
6/30/09
6/30/10
6/30/11
6/30/12
12/31/12
Pharmacyclics
Nasdaq Composite Index
Nasdaq Biotechnology Index

(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) Shows the cumulative return on investment assuming an investment of $100 in our common stock, the Nasdaq Composite Index and the Nasdaq Biotechnology Index at June 30, 2007.

Sales of Unregistered Securities

Not Applicable.

Stock Repurchases during the three months ended December 31, 2012

Not Applicable.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information with respect to our compensation plans under which equity securities are authorized for issuance.

Item 6. *Selected Financial Data*

On November 14, 2012, the Board of Directors approved a change in the fiscal year end from June 30 to December 31, effective December 31, 2012. All references to "fiscal years", unless otherwise noted, refer to the twelve-month fiscal year, which prior to July 1, 2012, ended on June 30, and beginning on December 31, 2012, ends on December 31, of each year.

The following table sets forth selected historical financial data for the six-month transition period ended December 31, 2012 and the previous five fiscal years. The financial data presented below is derived from our audited consolidated financial statements and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere herein.

Selected Consolidated Financial Data

(in thousands, except share and per share data)

Statement of Operations Data:

	Six Months Ended December 31, 2012	Fiscal Years Ended June 30,				
		2012	2011	2010	2009	2008
Revenue [1]:						
License and milestone revenue	$ 155,000	$ 77,605	$ 4,355	$ 6,645	$ —	$ —
Collaboration services revenue	5,658	4,385	3,878	2,662	—	—
Total revenue	160,658	81,990	8,233	9,307	—	—
Operating expenses [2]:						
Research and development	46,639	54,537	34,482	17,358	13,954	18,180
Less: Excess Amounts related to Research and development [3]	(17,306)	—	—	—	—	—
Research and development, net	29,333	54,537	34,482	17,358	13,954	18,180
General and administrative	12,093	15,575	9,125	7,561	8,474	7,332
Less: Excess Amounts related to General and administrative [3]	(819)	—	—	—	—	—
General and administrative, net	11,274	15,575	9,125	7,561	8,474	7,332
Total operating expenses	40,607	70,112	43,607	24,919	22,428	25,512
Income (loss) from operations	120,051	11,878	(35,374)	(15,612)	(22,428)	(25,512)
Interest income	137	178	169	81	137	1,206
Other income (expense), net	(8)	(31)	2	(43)	(606)	8
Income (loss) before income taxes	120,180	12,025	(35,203)	(15,574)	(22,897)	(24,298)
Income tax (provision) benefit	(2,647)	(39)	—	550	(550)	—
Net income (loss)	$ 117,533	$ 11,986	$ (35,203)	$ (15,024)	$ (23,447)	$ (24,298)
Net income (loss) per share [4]:						
Basic	$ 1.69	$ 0.17	$ (0.59)	$ (0.31)	$ (0.88)	$ (0.93)
Diluted	$ 1.58	$ 0.17	$ (0.59)	$ (0.31)	$ (0.88)	$ (0.93)
Weighted average shares used to compute net income (loss) per share:						
Basic	69,676	68,728	59,973	48,344	26,570	25,989
Diluted	74,408	72,617	59,973	48,344	26,570	25,989

Balance Sheet Data:

	As of December 31, 2012	As of June 30, 2012	2011	2010	2009	2008
Cash, cash equivalents and marketable securities [5]	$ 317,114	$ 203,607	$ 112,329	$ 74,149	$ 16,326	$ 16,755
Total assets	355,129	219,120	116,352	76,820	18,301	18,367
Deferred revenue	70,701	75,378	7,000	6,099	11,628	—
Total liabilities	92,603	86,997	14,678	10,059	20,042	1,922
Accumulated deficit	(283,606)	(401,139)	(413,125)	(377,922)	(362,898)	(339,451)
Total stockholders' equity (deficit)	262,526	132,123	101,674	66,761	(1,741)	16,445

[1] See Note 4 to the consolidated financial statements for a discussion of revenue recognition related to the Janssen and Servier agreements.

[2] See Note 7 to the consolidated financial statements for a description of share-based compensation included in operating expenses for the six months ended December 31, 2012 and for the fiscal years ended June 30, 2012, 2011 and 2010.

[3] See Note 4 to the consolidated financial statements for a description of Excess Amounts which are included as a reduction to operating expenses for the six months ended December 31, 2012.

[4] See Note 3 to the consolidated financial statements for a description of the computation of basic and diluted net income (loss) per share.

[5] See Note 7 to the consolidated financial statements for a description of equity financings completed during fiscal years 2011 and 2010.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

In addition to historical information, this report contains predictions, estimates, assumptions and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from any future performance suggested in this report as a result of the risks, uncertainties and other factors described herein and elsewhere in this report, including those discussed in "Risk Factors."

Change in Fiscal Year End

On November 14, 2012, the Board of Directors approved a change in the fiscal year end from June 30 to December 31, effective December 31, 2012. All references to "fiscal years", unless otherwise noted, refer to the twelve-month fiscal year, which prior to July 1, 2012, ended on June 30, and beginning on December 31, 2012, ends on December 31, of each year.

Company Overview

We are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of cancer and immune mediated diseases. Our mission and goal is: To build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious unmet medical healthcare needs; and to identify promising product candidates based on scientific development and administrational expertise, develop our products in a rapid, cost-efficient manner and to pursue commercialization and/or development partners when and where appropriate. We exist to make a difference for the better and these are important times to do that.

Presently, we have three product candidates in clinical development and several preclinical molecules in lead optimization. We are committed to high standards of ethics, scientific rigor, and operational efficiency as we move each of these programs toward potential commercialization. To date, nearly all of our resources have been dedicated to the research and development of our products, and we have not generated any commercial revenues from the sale of our products. We do not anticipate the generation of any product commercial revenue until we receive the necessary regulatory and marketing approvals to launch one of our products.

During the fiscal year ended June 30, 2012, we exited the development stage, as defined in Financial Accounting Standards Board Accounting Standards Codification Topic 915, "Development Stage Entities" with the signing of our first significant collaboration with Janssen Biotech, Inc. and its affiliates ("Janssen") (See Note 4 to the Consolidated Financial Statements), from which we received our first significant revenue from principal operations, reflective that we are no longer in the development stage.

In 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation—a subsidiary of Quest Diagnostics Incorporated), including technology and intellectual property relating to drugs that target histone deacetylase ("HDAC") enzymes (specific and multiple isoforms), a Factor VIIa inhibitor targeting a tumor signaling pathway involved in angiogenesis, tumor growth and metastases and B-cell associated tyrosine kinase inhibitors potentially useful for the treatment of lymphomas/leukemias, anti-inflammatory and autoimmune diseases. Since that time we have advanced these programs by bringing several product candidates into clinical development.

We are headquartered in Sunnyvale, California and are listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com. Information found on our website is not incorporated by reference into this report.

Our Pipeline

Our clinical development and product candidates are small-molecule enzyme inhibitors designed to target key biochemical pathways involved in human diseases with critical unmet needs. We currently have three proprietary drug candidates under clinical development and several preclinical lead molecules. These include: an inhibitor of Bruton's tyrosine kinase ("BTK") ibrutinib (PCI-32765, hereafter referred to as ibrutinib) currently in multiple Phase III studies in hematologic malignancies, a BTK inhibitor lead optimization program targeting anti-inflammatory and autoimmune indications, an inhibitor of Factor VIIa ("PCI-27483") in a Phase II clinical trial in pancreatic cancer and a HDAC inhibitor, abexinostat (formerly known as PCI-24781), currently in Phase I and II clinical trials in solid tumors and hematological malignancies.

Our Drug Development Programs

BTK Inhibitor Program

We are pioneering the development of orally bioavailable inhibitors of BTK, a signaling protein that is critically important for the activity of B-cells (immune cells that can develop into antibody producing cells). B-cell lymphomas and leukemias, which are common blood cancers, result from mutations acquired during B-cell development that lead to uncontrolled B-cell proliferation. Also, when B-cells are overactive, the immune system can produce antibodies that begin to attack the body's own tissue, leading to autoimmune diseases. Both autoimmune diseases and B-cell malignancies are thought to be driven by overactive signaling and activation of the B-cell antigen receptor ("BCR"), a process that is dependent on BTK.

We have developed ibrutinib, which has demonstrated clinical activity and tolerability in Phase I and Phase II clinical trials in a variety of B-cell malignancies, including chronic lymphocytic leukemia ("CLL") and a number of non-Hodgkin's lymphoma ("NHL") subtypes. CLL, mantle cell lymphoma ("MCL"), follicular lymphoma ("FL"), diffuse large B-cell lymphoma ("DLBCL"), multiple myeloma ("MM") and Waldenstrom's macroglobulinemia ("WM") are specific indications of our current or planned Phase Ib/II and Phase III development program. We are currently using a multi-tier preclinical testing strategy to optimize inhibitors of BTK for anti-inflammatory and autoimmune diseases.

During the calendar year ended December 31, 2012, we provided updates on several of our clinical programs. The following is a summary of the clinical updates:

Ibrutinib (PCI-32765) Clinical Development Update in Mantle Cell Lymphoma (MCL)

At the 2012 American Society of Hematology (ASH) Annual Meeting in December 2012, we presented interim results of our Phase II study in relapse/refractory MCL patients. This presentation showed an overall response rate (ORR) in 110 evaluable MCL patients of 68%, including 22% complete responses (CRs) and 46% partial responses (PRs), with an estimated median progression-free survival ("PFS") of 13.9 months. An analysis of a subset of 51 patients presented last year at ASH 2011 with longer follow up demonstrated an incremental improvement in the response rate over time. The ORR increased in this subset from 69% as reported at ASH in 2011 to an ORR of 75% as reported at ASH in 2012, with the CR rate increasing from 16% to 39% over the same period. The treatment emergent adverse events were consistent with safety data previously reported for ibrutinib monotherapy. The most common non-hematologic events were mild to moderate diarrhea and fatigue. The most common infections were respiratory. Severe adverse events were uncommon.

Ibrutinib (PCI-32765) Clinical Development Update in Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma (CLL/SLL)

Updated data of our single agent Phase Ib/II study in treatment-naive and relapsed/refractory CLL/SLL patients was also presented at ASH 2012. A multicenter, open-label, single agent Phase Ib/II study of ibrutinib monotherapy in either relapsed/refractory (n=85) or 65 years or older treatment-naive (n=31) (65 years of age or older) CLL patients completed enrollment in July 2011. The study was designed to assess safety, tolerability, and efficacy of ibrutinib at two dose levels, 420 mg and 840 mg daily until progression or intolerability. The relapse and refractory population contained a high risk subset (n=24), defined by patients who fail to respond or relapse within 24 months of chemoimmunotherapy. With a maximum follow up of 26 months, it was estimated that 96% of the treatment-naive and 93% of the relapsed-refractory (not including high-risk patients) and 75% of the relapsed-refractory, including high-risk, patients were without progression. Responses were independent of high risk genetic features that would predict poor outcome to standard chemotherapy. Continuous dosing was well tolerated with a reported lack of detrimental impact on immunoglobulins or hematologic parameters. Adverse events were predominantly Grade 2 or less in severity, with the most common being diarrhea, fatigue, upper respiratory tract infection, rash, nausea and arthralgias (joint pain). The majority of events were managed with over the counter medicines and outpatient care. Grade 3 and Grade 4 hematologic events, neutropenia (low white cell counts) and thrombocytopenia (low platelet counts), potentially related to ibrutinib occurred in 12% of patients. Of the 31 treatment-naive patients on the trial at the time of the analysis, there was only 1 patient that had discontinued due to disease progression.

Additionally at ASH 2012, findings were presented from a Phase II, single-center trial with 40 high risk CLL patients treated with 420 mg/day ibrutinib in combination with rituximab, an anti-CD20 monoclonal antibody sponsored by the M.D. Anderson Cancer Center. The high risk patients had one of the following characteristics, all predictive of poor outcome to standard chemotherapy: deletion in chromosome 17p, mutation in the tumor suppressor gene TP53, deletion in chromosome 11q or relapse less than 36 months after chemo-immunotherapy. The results after a median follow-up of 4.8 months were notable in these difficult to treat patients, with an overall response rate of 83%. Treatment was well tolerated, no new safety signals were noted, with Grade 3/4 adverse events reported that were largely unrelated to ibrutinib or the combination and transient such as neutropenia (low white blood cell count), fatigue, insomnia, and bone aches. The most common Grade 3/4 infection was pneumonia.

We previously reported at the 2012 American Society of Clinical Oncology (ASCO) Annual Meeting in June 2012, results of Phase II studies that included ibrutinib also in combination. The PCYC-1109 study included a total of 27 patients with Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma/Prolymphocytic Leukemia ("CLL/SLL/PLL") (n=24) and Richter's transformation (n=3) treated with ibrutinib (420 mg) was followed by concomitant ofatumumab with continued ibrutinib until progression. The combination was well tolerated, as indicated by reports that the majority of adverse events were Grades 1/2. No new safety signals were identified. At the time of the analysis for the CLL/SLL/PLL patients, the overall response rate, as measured by IWCLL criteria, and the progression free survival probability were both 100% at the median follow-up of 9.8 months. Cohorts evaluating other therapeutic sequences with ofatumumab and ibrutinib are currently underway and enrollment has been completed on this study.

At ASCO in June 2012 we also presented the Phase II Study PCYC-1108 which had enrolled a total of 30 relapsed or refractory CLL patients treated with a combination of bendamustine and rituximab (BR); 37% were considered refractory (treatment free interval ≤ 12 mo) to a purine analog (e.g. fludarabine) containing regimen and 13% refractory to bendamustine. Patients received ibrutinib (420 mg) in combination with bendamustine/rituximab. The combination therapy was well tolerated and there were no discontinuations due to adverse events. At the median follow-up of 8.1 months, the ORR was 93%, progression free survival probability was 90%. This study was further updated during the European Hematology Association Annual Congress in June of 2012 with analysis of a small subset of relapse patients who receive ibrutinib in combination with fludarabine/cyclophosphamide/rituximab (FCR). At the median follow-up of 8.5 months all three patients had achieved an objective response, with two patients achieving minimal residual disease negative ("MRD-Negative") complete responses and at the time of analysis all patients remained progression free.

In relapsed/refractory CLL/SLL patients we initiated RESONATE™ (PCYC-1112), which is a randomized, multi-center, open-label, pivotal Phase III trial of ibrutinib as a monotherapy. The trial is designed to demonstrate superiority of ibrutinib versus ofatumumab. The primary endpoint of the study is to demonstrate a clinically significant improvement in progression-free survival in relapsed or refractory CLL/SLL patients. This global study is open and Pharmacyclics plans to enroll 350 patients worldwide.

In frontline newly diagnosed elderly CLL/SLL patients we initiated a Phase III trial RESONATE™ -2 (PCYC-1115/1116). This trial is a randomized, multicenter, open-label study of ibrutinib as a monotherapy versus chlorambucil in patients 65 years or older with treatment naïve CLL/SLL. The study design is in accord with a Special Protocol Assessment (SPA). The study is designed to demonstrate superiority of ibrutinib with the primary endpoint of progression-free survival (PFS) when compared to chlorambucil. This global study is open and Pharmacyclics plans to enroll 272 patients worldwide.

We also initiated the RESONATE™-17 trial (PCYC-1117), which is a single-arm, multicenter, open-label Phase II trial using ibrutinib as a monotherapy in patients who have deletion 17p and who did not respond to or relapsed after at least one prior treatment with chemoimmunotherapy (a high unmet need population). The primary endpoint of the study will be overall response rate. The key secondary endpoints will be duration of response and other measures of clinical benefit. This global study is open and Pharmacyclics plans to enroll 111 patients worldwide.

Ibrutinib (PCI-32765) Clinical Development Update in other B-cell malignancies

At the ASH 2012 Annual Meeting, Pharmacyclics and its investigators gave a multitude of presentations showing research and clinical results of using ibrutinib in a variety of other B-cell malignancies. Preliminary results were reported from a multicenter, open-label, Phase II study of ibrutinib in 70 relapsed / refractory DLBCL patients, which either had the Activated B-cell (ABC) subtype or the Germinal center B-cell (GCB) subtype of DLBCL. The ABC subtype growth and proliferation appears to be more driven by B-cell receptor signaling mechanism than the GCB subtype. The ORR in the heavily pre-treated population was 23% (16 of 70 patients). Responses were primarily in the ABC subtype with 12 of 29 patients (41%) responding (5 complete responses and 7 partial responses). In the 20 GCB patients only 1 patient (5%) had a partial response. This study supports the use of ABC DLBCL molecular subtyping as a biomarker for selection of patients for future ibrutinib studies. The safety profile was consistent with previous studies, with most common Grade 1/2 events gastrointestinal and fatigue; Grade 3 or higher Adverse Events, related and unrelated, reported in 5% - 10% of the patients.

At the ASH 2012 Annual Meeting, long term results on 16 relapsed/refractory evaluable follicular patients dosed with ibrutinib as monotherapy from the Phase I study (PCYC-04753) were presented. Patients were heavily pretreated with a median of 3 prior therapies and 44% had high-risk Follicular Lymphoma International

Prognostic Index scores. The ORR in 16 subjects was 44% with 3 CRs and 4 PRs. For those patients with at least 1 tumor response assessment, the media PFS in dose cohorts greater or equal 2.5 mg/kg (n=11) was reported at 13.4 months with an ORR=55%. With patients treated at greater or equal 5 mg/kg (n=9) the median PFS was reported as 19.6 months with an ORR=56%. The drug was well tolerated with no apparent cumulative toxicity upon extended dosing in this study.

At the ASH 2012 Annual Meeting, we also presented clinical results and biomarker studies on 13 multiple myeloma (MM) patients accrued in the first cohort where ibrutinib was dosed as a monotherapy at 420 mg. Patients were heavily pretreated, with a median of 4 prior therapies (range 2 to 10). All patients previously had prior exposure to bortezomib, lenalidomide, and dexamethasone or prednisone and 92% had progressed following stem cell transplant. A total of 39% of the patients had del 17p. Signals of biologic and clinical activity were observed. Reductions in paraprotein of at least 50% were reported in 3 patients on ibrutinib monotherapy, and one patient went on to have a confirmed PR following addition of dexamethasone. As anticipated from pre-clinical studies, decreases of several biomarkers of bone metabolism, angiogenesis and chemotaxis were observed following the start of treatment. The most common treatment related adverse events were Grade 1/2 nausea and diarrhea. We have expanded the study to explore ibrutinib administration of a dose of 560 mg in combination with dexamethasone and a dose of 840 mg as a single agent and in combination with dexamethasone. As we obtain further data from these cohorts over the next 12 months, we will assess the clinical outcome of ibrutinib in this patient population.

Waldenstrom's is a subtype of lymphocytic lymphoma, and is considered an indolent B-cell malignancy. Pharmacyclics evaluated long-term data of Waldenstrom's patients from its Phase I study (PCYC-04753) which the Company initiated in February 2009. The Company observed objective responses in 3 of 4 patients. This early development led to a collaboration with Dr. Treon at the Dana Farber Cancer Institute in Boston. Dr. Treon initiated an investigator sponsored study to further investigate ibrutinib in patients who have relapsed Waldenstrom's disease. A preliminary look at the data demonstrated early onset of activity, and it appears that BTK is a key driver in the pathophysiology of Waldenstrom's disease.

Ibrutinib (PCI-32765) Worldwide Collaboration with Janssen

In December 2011, we entered into a worldwide collaboration and license agreement with Janssen Biotech Inc. and its affiliates ("Janssen"), one of the Janssen Pharmaceutical Companies of Johnson & Johnson, for the development and commercialization of ibrutinib, a novel, orally active, first-in-class BTK inhibitor being developed for the treatment of hematological malignancies, including non-Hodgkin's lymphoma, chronic lymphocytic leukemia and multiple myeloma.

Pharmacyclics and Janssen will collaborate on the development of ibrutinib for oncology and other indications, excluding all immune mediated diseases or conditions and all psychiatric or psychological diseases or conditions. Each company will lead development for specific indications as stipulated in a global development plan. The agreement includes plans to launch multiple Phase III trials of ibrutinib over the next several years.

Following regulatory approval, both Pharmacyclics and Janssen will book revenue and co-commercialize ibrutinib. In the U.S., Pharmacyclics will book sales and take a lead role in U.S. commercial strategy development and both Pharmacyclics and Janssen will share in commercialization activities. Outside the United States, Janssen will book sales and lead and perform commercialization activities. Profits and losses from the commercialization activities will be equally split on a worldwide basis. Development and commercialization activities under the collaboration will be managed through a shared governance structure.

As of December 31, 2012, our partner Janssen has initiated, amongst others, the following studies:

- A randomized, multi-center Phase III, double blinded, placebo controlled, registration trial of ibrutinib in combination with bendamustine and rituximab in relapsed/refractory CLL/SLL patients who received at least one line of prior systemic therapy. The primary endpoint of the study is to demonstrate a clinically significant improvement in progression-free survival when compared to bendamustine and rituximab. The key secondary endpoints include overall response rate, overall survival and other measures of clinical benefit. This global study, conducted by Janssen, is open and Janssen plans to enroll 580 patients worldwide.

- A Phase II study of ibrutinib in patients with mantle cell lymphoma who progress after bortezomib therapy: A single-arm, multi-center Phase II trial of ibrutinib as a monotherapy in relapsed/refractory MCL patients who received at least one prior rituximab-containing chemotherapy regimen and who progressed after bortezomib therapy.The primary endpoint of the study is overall response rate. The key secondary endpoints include duration of response, progression-free survival rate, and other measures of clinical benefit. This global study, conducted by Janssen, is open and Janssen plans to enroll 110 patients worldwide.
- A randomized, Phase III study of ibrutinib versus temsirolimus in patients with relapsed or refractory MCL who have received one prior therapy: A randomized, multi-center Phase III registration trial of ibrutinib as a monotherapy in relapsed/refractory MCL patients who received at least one prior rituximab-containing chemotherapy regimen. The primary endpoint of the study is progression free survival when compared to temsirolimus. The key secondary endpoints include overall response rate, overall survival rate and other measures of clinical benefit. This global study, conducted by Janssen outside the U.S., is open and Janssen plans to enroll 280 patients.
- An open label Phase Ib/II dose escalating study of ibrutinib in combination with rituximab/Cytoxan/ Adriamycin/vincristine/prednisone (R-CHOP) in patients with newly diagnosed CD20 positive non-Hodgkin's lymphoma: The purpose of this study is to identify a safe and tolerable dose of ibrutinib in combination with R-CHOP, once a safe dose is established the study will expand and report responses of this combination in patients with newly diagnosed DLBCL. This global, multi-center study, conducted by Janssen, is open and Janssen plans to enroll up to 33 patients.

Factor VIIa Inhibitor Program

Tissue Factor (TF) up-regulation is associated with increased tumor invasiveness and progression, worsened prognosis and increased thromboembolism(VTE). Factor VII is an enzyme that becomes activated ("FVIIa") by binding to the cell surface protein tissue factor ("TF"), a protein found in the body that helps to trigger the process of blood clotting in response to injury. TF is over expressed in many cancers including gastric, breast, colon, lung, prostate, ovarian and pancreatic cancers. Activation of protease activated receptors by TF:FVIIa complex leads to increases in IL-8, VEGF and other invasiveness promoting factors.

PCI-27483 Factor VIIa Inhibitor

Our Factor VIIa inhibitor PCI-27483 is a novel first-in-human small molecule inhibitor that selectively targets FVIIa. As an inhibitor of FVIIa, PCI-27483 has two potential mechanisms of action: 1) inhibition of intracellular signaling involved in tumor growth and metastases and 2) inhibition of early coagulation processes associated with thromboembolism. PCI-27483 reduced pancreatic adenocarcinoma (PaCa) xenograft growth in mice at doses producing 2.5 - 3.0x change in prothrombin time.

PCI-27483 Factor VIIa Clinical Development Update

A multicenter Phase I/II of PCI-27483 in patients with locally advanced or metastatic pancreatic cancer that are either receiving or are planned to receive gemcitabine therapy has completed enrollment. The Phase II portion of the study randomized patients to receive either gemcitabine alone or gemcitabine plus PCI-27483 (1.2 mg/kg twice daily). The objectives are to assess the safety of FVIIa Inhibitor PCI-27483 at pharmacologically active dose levels, to assess potential inhibition of tumor progression and to obtain initial information of the effects on the incidence of thromboembolic events. Data from initial efficacy analysis is expected to be reported at a scientific event during 2013. Due to a paradigm shift away from the use of gemcitabine alone for the treatment of pancreatic cancer, enrolling patients in this randomized study has been challenging. PCYC is evaluating other alternatives for development of this agent.

Histone Deacetylase Inhibitor Program

Histone deacetylases ("HDACs") are well-validated drug targets in a number of disease areas including cancer. These enzymes control several vital cellular processes, such as transcription, cell cycle progression, protein transport and degradation etc, and their activity is often dysregulated in cancer. Classically, the major function of these enzymes is controlling the expression of genes, i.e. whether genes are turned "on" or "off" via epigenetic mechanisms. In cancer, HDACs are often differentially expressed from normal cells, resulting in gene expression changes that favor a tumor's ability to multiply, to avoid apoptosis (i.e. programmed cell death) or to become resistant to chemotherapy. Treatment with HDAC inhibitors reverses these changes, resulting in cancer cell death in vitro (i.e. in cultured cells) and tumor growth inhibition in vivo (i.e. in animals) at non-toxic concentrations.

Abexinostat (PCI-24781) Pan-HDAC Inhibitor

Abexinostat is an orally dosed, broad spectrum, hydroxamic acid-based small molecule HDAC inhibitor that is under evaluation in Phase I and II clinical trials for refractory solid tumors and lymphoma by Pharmacyclics and its ex-U.S. partner, Les Laboratoires Servier of Paris, France ("Servier"). Abexinostat has shown promising anti-tumor activity in vitro and in vivo (Buggy et al, Mol Cancer Ther 2006; 5: 1309-17).

Abexinostat (PCI-24781) Clinical Development Update

Abexinostat has been tested in several clinical trials in the U.S. by Pharmacyclics and globally by our partner Servier. In the U.S., Pharmacyclics has completed two Phase I studies using abexinostat as a single agent in patients with advanced solid tumors, a Phase I/II trial testing abexinostat single agent in patients with relapsed or refractory NHL and a Phase I trial in soft-tissue sarcoma patients (in combination with doxorubicin, an anti-tumor agent) co-sponsored by the Massachusetts General Hospital and Dana-Farber Cancer Institute. The results from the Phase II portion of the single agent NHL trial were presented recently in an oral presentation at ASH 2012 Annual Meeting in Atlanta. In this trial,16 patients in multiply relapsed follicular lymphoma and 14 patients in relapsed mantle cell lymphoma were enrolled. Of the 14 evaluable patients in the follicular arm, one CR and 8 PRs were recorded for an ORR of 64%. 12 of the 14 patients (86%) had reductions in tumor burden with 5 patients achieving >75% reduction in tumor size. The responses were durable, with 89% of the follicular patients on study >8 months and 4 patients for >17 months. The median duration of response was 13 months and the median progression-free survival has not yet been reached. In the mantle cell arm, 3 PRs were seen for an ORR of 27%. The overall response rate across both arms was 48%. Abexinostat was well tolerated, with a safety profile consistent with this class of agents, < 20% Grade 3 or greater cytopenia (primarily platelets) reported. The results from the sarcoma trial were presented at the annual meeting of the Connective Tissue Oncology Society in November 2012 in Prague, Czech Republic. In this trial, the Phase I dose escalation has been completed with 22 patients enrolled. In the 17 patients evaluable for radiological response, 1 PR and 11 SD were noted. The clinical benefit was durable with seven patients completing 5 or more cycles and 2 completing 10 cycles (each cycle is 21 days). The toxicities for the combination were manageable and consistent for these agents, and the maximum tolerated dose in combination with doxorubicin was established. A Phase I dose escalation Investigator-sponsored trial of abexinostat in combination with the multi-targeted tyrosine kinase inhibitor pazopanib has been initiated at the University of California, San Francisco. Our collaboration partner for ex-U.S. markets, Servier, has initiated nine Phase I/II trials in Europe and Asia in lymphomas and solid tumors with abexinostat as single agent and in combination with other chemotherapeutic agents including cisplatin, liposomal doxorubicin and FOLFOX. Data on single agent abexinostat in NHL was presented as a poster at ASH. Further analysis of these trials and any updates may be released by Servier.

Critical Accounting Policies, Estimates and Judgments

This discussion and analysis of financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition and clinical trial accruals. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ significantly from these estimates under different assumptions or conditions and may adversely affect the financial statements.

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our financial statements and accompanying notes.

Revenue Recognition

We recognize revenue when all four criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. Revenue under our license and collaboration arrangements is recognized based on the performance requirements of the contract. Determinations of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management's judgments regarding the fixed nature of the fees charged for deliverables and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for any new or modified transactions, revenue recognized could be adversely affected.

Our collaborations prior to July 1, 2010 with multiple elements were evaluated and divided into separate units of accounting if certain criteria were met, including whether the delivered element had stand-alone value and whether there was verifiable objective and reliable evidence ("VSOE") of the fair value of the undelivered items. The consideration we received was combined and recognized as a single unit of accounting when criteria for separation were not met. Amounts received under such arrangements consisted of up-front collaboration payments, periodic milestone payments and payments for research activities. Up-front payments under agreements that included future performance requirements were recorded as deferred revenue and were recognized over the performance period. The performance period was estimated at the inception of the arrangement and is reevaluated at each reporting period. The reevaluation of the performance period may shorten or lengthen the period during which the deferred revenue is recognized. Revenue related to substantive, at-risk collaboration milestones are recognized upon achievement of the event specified in the underlying agreement. Revenue for research activities are recognized as the related research efforts are performed.

We recognize revenue related to collaboration and license arrangements in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 605-25, "Revenue Recognition – Multiple-Element Arrangements," or ASC Topic 605-25. Additionally, we adopted, effective July 1, 2010, Accounting Standards Update, or ASU, No. 2009-13, "Multiple Deliverable Revenue Arrangements," or ASU 2009-13, which amended ASC Topic 605-25 and:

- provided guidance on how deliverables in an arrangement should be separated and how the arrangement consideration should be allocated to the separate units of accounting;
- required an entity to determine the selling price of a separate deliverable using a hierarchy of (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence, or TPE, or (iii) best estimate of selling price, or BESP; and
- required the allocation of the arrangement consideration, at the inception of the arrangement, to the separate units of accounting based on relative fair value.

We evaluate all deliverables within an arrangement to determine whether or not they provide value on a stand-alone basis. Based on this evaluation, the deliverables are separated into units of accounting. The arrangement consideration that is fixed or determinable at the inception of the arrangement is allocated to the separate units of accounting based their relative selling prices. We may exercise significant judgment in determining whether a deliverable is a separate unit of accounting, as well as in estimating the selling prices of such unit of accounting.

To determine the selling price of a separate deliverable, we use the hierarchy as prescribed in ASC Topic 605-25 based on VSOE, TPE or BESP. VSOE is based on the price charged when the element is sold separately and is the price actually charged for that deliverable. TPE is determined based on third party evidence for a similar deliverable when sold separately and BESP is the price at which we would transact a sale if the elements of collaboration and license arrangements were sold on a stand-alone basis. We may not be able to establish VSOE or TPE for the deliverables within collaboration and license arrangements, as we do not have a history of entering into such arrangements or selling the individual deliverables within such arrangements separately. In addition, there may be significant differentiation in these arrangements, which indicates that comparable third party pricing may not be available. We may determine that the selling price for the deliverables within collaboration and license arrangements should be determined using BESP. The process for determining BESP involves significant judgment on our part and includes consideration of multiple factors such as estimated direct expenses and other costs, and available data.

For collaborations entered into after July 1, 2010, we have determined BESP for license units of accounting based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of previous collaborative agreements, our pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized. We have also determined BESP for services-related deliverables based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services.

For each unit of accounting identified within an arrangement, we determine the period over which the performance obligation occurs. Revenue is then recognized using either a proportional performance or straight-line method. We recognize revenue using the proportional performance method when the level of effort to complete our performance obligations under an arrangement can be reasonably estimated. Direct labor hours or full time equivalents are typically used as the measurement of performance.

Effective July 1, 2010, we adopted ASU No. 2010-17, "Milestone Method of Revenue Recognition," or ASU 2010-17, which provides guidance on revenue recognition using the milestone method. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in the period in which the milestone is achieved. The determination that a milestone is substantive is subject to considerable judgment.

Research and Development

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability.

Clinical development costs are a significant component of Research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the ongoing development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussions with internal clinical personnel and outside service providers as to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

We have purchased quantities of drug substances that are expected to be used in the future to support our clinical development. Until the commercial viability of such products has been demonstrated and the necessary regulatory approvals received, we will continue to charge all such amounts to Research and development expense.

Share-Based Compensation

Share-based compensation cost for employee stock options is measured at the grant date based on the fair value of the award. The accounting grant date for employee stock options with performance obligations is the date on which the performance goals have been defined and a mutual understanding of the terms has been reached. Generally options with performance obligations vest over a four year period, with the goals set and agreed upon annually. Share-based compensation for non-employee stock options is re-estimated at each period-end through the vesting date.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. Expected volatility is based on historical volatility data of our stock. The expected term of stock options granted represents the period of time that stock options are expected to be outstanding. We generally do not expect substantially different exercise or post-vesting termination behavior among our employee or non-employee population. As such, for the majority of stock options granted and our Employee Stock Purchase Plan, we generally calculate and apply an overall expected term assumption based on historical data. In certain cases, we use a shorter expected term for performance-based stock options based on a combination of historical data and management's estimates of the period of time that options will be outstanding. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the our options.

Options vest upon the passage of time or a combination of time and the achievement of certain performance obligations. The Compensation Committee of the Board of Directors will determine if the performance conditions have been met. Share-based compensation expense for the options with performance obligations is recorded when the company believes that the vesting of these options is probable.

Income Taxes

We are subject to income taxes in both the U.S. and foreign jurisdictions, and we use estimates in determining our provisions for income taxes. We use the liability method of accounting for income taxes, whereby deferred tax assets or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2012, we had a full valuation allowance against all of our deferred tax assets.

We apply the provisions of FASB's guidance on accounting for uncertainty in income taxes. We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and the tax benefit to be recognized is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Recent Accounting Pronouncements

See Note 2, Significant Accounting Policies, in Notes to the Consolidated Financial Statements in Item 8 of Part II of this Annual Report on Form 10-K, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, which is incorporated herein by reference.

Financial Data for the Six Months Ended December 31, 2012 and Unaudited Financial Data for the Six Months ended December 31, 2011

Revenue (in thousands):

	Six Months Ended December 31,	
	2012	2011
License and milestone revenue	$ 155,000	$ 77,605
Collaboration services revenue	5,658	335
Total revenue	$ 160,658	$ 77,940

In December 2011, we entered into a worldwide collaboration and license agreement with Janssen which provided for a $150,000,000 non-refundable upfront payment upon execution (see Note 4 to the consolidated financial statements). The revenue related to the upfront payment was allocated $70,605,000 to the licenses, $14,982,000 to the committee services and $64,413,000 to the development services.

Total revenue increased $82,718,000 for the six months ended December 31, 2012 compared to the six months ended December 31, 2011 primarily due to a $150,000,000 increase in milestone revenue due to our achievement of three development milestones under our collaboration and license agreement with Janssen and $5,000,000 of license revenue recognized under our license agreement with Novo Nordisk A/S during the during the six months ended December 31, 2012. These increases were partially offset by a decrease in license revenue due to the recognition of $70,605,000 of license revenue for the upfront payment under the Janssen agreement in the prior year and a $7,000,000 decrease in collaboration services revenue recognized under our collaboration and license agreement with Servier.

Total revenue recognized under the collaboration and license agreement with Janssen was $154,878,000 for the six months ended December 31, 2012 compared to $70,785,000 for the six months ended December 31, 2011. The increase in revenue recognized under the Janssen agreement for the six months ended December 31, 2012 was primarily due to a $150,000,000 increase in milestone revenue due to our achievement of three development milestones during the period, partially offset by a $70,605,000 decrease in license revenue due to the recognition of $70,605,000 of the non-refundable upfront payment that was allocated to license revenue in the prior year period. For the six months ended December 31, 2012, total collaboration services revenue related to the Janssen agreement was comprised of $441,000 amortization of committee services and $4,437,000 of amortization of development services. As of December 31, 2012, approximately $70,500,000 was included in deferred revenue related to the committee and development services under the agreement with Janssen, of which $62,562,000 was included in deferred revenue non-current. At inception, the $14,982,000 and $64,413,000 allocated to committee and development services, respectively, is being recognized as revenue as the related services are provided over the estimated service periods of 17 years and 9 years, which are equivalent to the estimated remaining life of the underlying technology and the estimated remaining development period, respectively.

For the six months ended December 31, 2012, total revenue recognized under the collaboration and license agreement with Servier was $93,000 compared to $7,000,000 for the six months ended December 31, 2011. In April 2011, we received a $7,000,000 advance development milestone payment from Servier. In October 2011, the related milestone was reached and we recognized the $7,000,000 as revenue in the six months ended December 31, 2011.

For the six months ended December 31, 2012, we recognized $5,000,000 of license revenue related to our license agreement with Novo Nordisk A/S ("Novo Nordisk"). Under the terms of the agreement, Novo Nordisk acquired the exclusive worldwide rights for our small molecule Factor VIIa inhibitor, PCI-27483, in a restricted disease indication outside of oncology. The agreement with Novo Nordisk included a $5,000,000 upfront payment. The $5,000,000 upfront payment was for the license delivered by us to Novo Nordisk and we have no additional obligation related to the delivery of the license. Accordingly, we recognized the $5,000,000 upfront payment as license revenue during the six months ended December 31, 2012.

Research and Development Expenses (in thousands):

	Six Months Ended December 31,		Percent Change
	2012	2011	
Research and development	$ 46,639	$ 23,324	100%
Less: Excess Amounts related to Research and development	(17,306)	—	—
Research and development, net	$ 29,333	$ 23,324	26%

Research and development costs are identified as either directly attributed to one of our research and development programs or as an indirect cost, with only direct costs being tracked by specific program. Direct costs consist of personnel costs directly associated with a program, preclinical study costs, clinical trial costs, and related clinical drug and manufacturing costs, drug formulation costs, contract services and other research expenditures. Indirect costs consist of personnel costs not directly associated with a program, overhead and facility costs and other support service expenses. The following table summarizes our principal product development initiatives, including the related stages of development for each product, the direct costs attributable to each product and total indirect costs for each respective period. In the near term, we expect to hire additional employees, as well as incur costs under our collaboration agreements as we continue to invest in the development of our products (See Note 4 to the consolidated financial statements). Accordingly, we expect that our Research and development expenses will continue to increase.

For a discussion of the risks and uncertainties associated with the timing and cost of completing a product development phase, see the Risk Factors discussed in this Annual Report.

Direct costs by program and indirect costs were as follows (in thousands):

Product	Description	Phase of Development	Estimated Completion of Phase	Related R&D Expenses Six Months Ended December 31, 2012	2011
BTK Inhibitors	Cancer/autoimmune	Phase I/II/III	Unknown	$ 17,552	$ 15,125
HDAC Inhibitors	Cancer/autoimmune	Phase I/II	Unknown	1,032	553
Factor VIIa Inhibitor	Cancer	Phase II	Unknown	778	1,197
	Total direct costs			19,362	16,875
	Indirect costs			9,971	6,449
	Total research and development costs			$ 29,333	$ 23,324

Research and development expenses increased $6,009,000 or 26%, for the six months ended December 31, 2012 compared to the six months ended December 31, 2011.

BTK program costs increased $2,427,000, or 16%, driven by increased clinical trial activity. Increases included $17,573,000 in outside clinical trial costs, $7,900,000 in drug-related costs, a $7,122,000 increase in personnel costs and a $2,524,000 increase in outside service and consulting costs. These increases in BTK program costs were partially offset by a $33,592,000 increase in the reduction to research and development costs related to the collaboration agreement with Janssen. Under the Agreement, the reduction to Research and development expenses attributable to the cost-sharing arrangement with Janssen increased by $16,286,000 for the six months ended December 31, 2012 compared to the six months ended December 31, 2011. In addition, in connection with the Agreement, our share of costs incurred for the calendar year ended December 31, 2012 exceeded the annual cap of $50,000,000. The Agreement provides that any costs in excess of $50,000,000 for a calendar year (the "Excess Amounts") are funded by Janssen. We account for Excess Amounts as a reduction to expenses. For the six months ended December 31, 2012, Excess Amounts of $17,306,000 were recorded as a reduction to Research and development expense, compared to $0 for the six months ended December 31, 2011 (see Note 4 to the consolidated financial statements).

HDAC program costs increased $479,000, or 87%. Increases included a $222,000 increase in personnel costs, a $178,000 increase in outside service and consulting costs and a $110,000 increase in drug-related costs.

Factor VIIa program costs decreased by $419,000, or 35%. Decreases included a $240,000 decrease in drug-related costs and a $187,000 decrease in clinical trial costs.

Indirect costs increased $3,522,000, or 55%. Increases included a $2,118,000 increase in share-based compensation expense, a $533,000 increase in travel and related costs, a $322,000 increase in depreciation expense and a $162,000 increase in outside service and consulting costs.

Average research and development headcount was 146 for the six months ended December 31, 2012 compared to 81 for the six months ended December 31, 2011. In the near term, we expect to hire additional research and development employees, as well as incur costs under our collaboration agreements as we continue to invest in the development of our products (See Note 4 to the consolidated financial statements). Accordingly, we expect that our research and development expenses will continue to increase.

General and Administrative Expenses (in thousands):

	Six Months Ended December 31,		Percent Change
	2012	2011	
General and administrative expenses	$ 12,093	$ 7,294	66 %
Less: Excess Amounts related to General and administrative	(819)	—	—
General and administrative, net	$ 11,274	$ 7,294	55 %

General and administrative costs increased by 55% or $3,980,000 in the six months ended December 31, 2012, compared to the six months ended December 31, 2011 primarily due to a $1,789,000 increase in payroll and related expenses, a $779,000 increase in share-based compensation expense, a $443,000 increase in outside service and consulting expenses, a $425,000 increase in recruiting and related expenses, a $370,000 increase in marketing and related expenses, a $247,000 increase in cost sharing expenses under the Agreement with Janssen, a $206,000 increase in travel expenses and a $202,000 increase in insurance expenses. In addition, in connection with the Agreement with Janssen, our share of costs incurred for the calendar year ended December 31, 2012 exceeded the annual cap of $50,000,000. The agreement provides that any costs in excess of $50,000,000 for a calendar year (the "Excess Amounts") are funded by Janssen. We account for Excess Amounts as a reduction to expenses. For the six months ended December 31, 2012, Excess Amounts of $819,000 were recorded as a reduction to General and administrative expense, compared to $0 for the six months ended December 31, 2011 (see Note 4 to the consolidated financial statements).

Average General and administrative headcount was 41 for the six months ended December 31, 2012 compared to 16 for the six months ended December 31, 2011. In the near term, we expect to hire additional General and administrative employees, as well as incur costs under our collaboration agreements as we continue to invest in the development of our products (See Note 4 to the consolidated financial statements). Accordingly, we expect that our General and administrative expenses will continue to increase.

Interest Income and Other income (expense), net (in thousands):

	Six Months Ended December 31,		Percent Change
	2012	2011	
Interest income	$ 137	$ 68	101%

Interest income increased by 101% or $69,000 in the six months ended December 31, 2012, compared to the six months ended December 31, 2011 primarily due to higher interest income on investments.

	Six Months Ended December 31,		Percent Change
	2012	2011	
Interest expense	$ —	$ —	—
Other expense	(8)	(24)	(67)%
Other income (expense), net	$ (8)	$ (24)	(67)%

Other expense, net, increased by 67% or $16,000 in the six months ended December 31, 2012, compared to the six months ended December 31, 2011 primarily due to a decrease in a loss on disposal of equipment.

Income Taxes (in thousands):

	Six Months Ended December 31,		Percent Change
	2012	2011	
Income tax (provision) benefit	$ (2,647)	$ (5,651)	(53)%

For the six months ended December 31, 2012, we recorded income tax expense of $2,647,000 that represents an estimated annual effective tax rate of 2.2%. The difference between the estimated annual effective tax rate and the federal statutory rate of 35% was primarily attributable to the use of federal net operating loss carryovers that are not subject to any use limitations and the benefit from foreign tax provided at less than the U.S. statutory rate. The tax expense for this period is primarily related to the federal and state alternative minimum taxes. The 53% decrease in the tax provision between the six months ended December 31, 2012 and six months ended December 31, 2011 is attributable to tax deductions that reduce the amount of the federal alternative minimum tax otherwise due.

For the six months ended December 31, 2011, we recorded income tax expense of $5,651,000 that represents an estimated annual effective tax rate of approximately 12%. The difference between the estimated annual effective tax rate and the federal statutory rate of 35% was primarily attributable to the use of federal net operating loss carryovers that are not subject to any use limitations and the benefit from foreign tax provided at less than the U.S. statutory rate. The tax expense for this period is primarily related to the federal and state alternative minimum taxes.

In the first quarter of 2013, the American Taxpayer Relief Act of 2012 was signed into law that reinstated the U.S. federal R&D tax credit retroactive to January 1, 2012. Because the law's effective enactment date is 2013, the impact to the Company of the reinstated credit were not recognized in 2012. The additional credits that will be reported within the 2013 financial statements will have no impact on operations due to the existence of a full valuation allowance on all deferred tax assets.

Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2012 and 2011 were as follows (in thousands):

	December 31, 2012	December 31, 2011
Cash and cash equivalents	$ 307,433	$ 230,214

Our principal sources of working capital have been private and public equity financings as well as proceeds from collaborative research and development agreements and interest income.

Our primary cash inflows and outflows for the six months ended December 31, 2012 and 2011 were as follows (in thousands):

	Six Months Ended December 31,	
	2012	2011
Net cash flow provided by (used in):		
Operating activities	$ 110,694	$ 123,904
Investing activities	(6,386)	13,063
Financing activities	5,229	5,490
Net increase (decrease) in cash and cash equivalents	$ 109,537	$ 142,457

Net cash provided by operating activities of $110,694,000 for the six months ended December 31, 2012 resulted primarily from our net income of $117,533,000. Included in net income for the six months ended December 31, 2012 was $150,000,000 of license and milestone revenue recognized under our collaboration and license agreement due to our achievement of three development milestones during the period. Non-cash items including share-based compensation, depreciation and amortization and the loss on disposal of property and equipment resulted in a net increase of $8,040,000. The significant items in the change in operating assets and liabilities include a $20,773,000 increase in accounts receivable, a $8,052,000 net increase in accounts payable and accrued liabilities, a $4,677,000 decrease in deferred revenue and a $1,389,000 increase in income taxes payable. The increase in accounts receivable was attributed to an increase in amounts owed to us by Janssen under the collaboration agreement. The net increase in accounts payable and accrued liabilities was primarily due to increased costs related to our clinical trials activities and higher accrued payroll due to increased headcount. The decrease in deferred revenue was due to the recognition of collaboration services revenue primarily related to the Janssen agreement. The increase in income taxes payable was primarily due to the increase in pre-tax income for the period.

Net cash provided by operating activities was $123,904,000 during the six months ended December 31, 2011, an increase of $137,153,000 from the $13,249,000 cash used in operating operating activities during the six months ended December 31, 2010. The increase resulted primarily from net income of $41,715,000 as compared to the net loss of $15,022,000 from the six months ended December 31, 2010, after adjusting for an increase of $430,000 in stock compensation expense, and the increases in accounts receivables of $1,266,000, $5,651,000 in income taxes payable and $75,946,000 in deferred revenue in the 2011 period, primarily related to the Janssen agreement.

Net cash used in investing activities of $6,386,000 for the six months ended December 31, 2012 consisted of $5,645,000 used for purchases of marketable securities and $2,421,000 used for the purchase of property and equipment, partially offset by $1,680,000 of proceeds from maturities of marketable securities. Net cash provided by investing activities of $13,063,000 for the six months ended December 31, 2011 consisted primarily of the net effect of purchases and maturities of marketable securities.

Net cash provided by financing activities of $5,229,000 for the six months ended December 31, 2012 was from proceeds from the exercise of stock options and the sale of stock under our employee stock purchase plan.

Net cash provided by financing activities of $5,490,000 for the six months ended December 31, 2011 resulted primarily from the exercise of stock options and the sale of stock under our employee stock purchase plan.

In December 2011, we received a $150,000,000 upfront payment from our collaboration and license agreement with Janssen. The collaboration and license agreement provided us with the potential to receive future milestone payments of up to $825,000,000. We received $150,000,000 from Janssen related to development milestones during the six months ended December 31, 2012 due to our achievement of three development milestones. We may receive up to an additional $675,000,000 in development and regulatory milestone payments; for total potential upfront and milestone payments of $975,000,000. However, clinical development entails risks and we have no assurance as to whether or when the milestone targets might be achieved (See Note 4 to the consolidated financial statements for additional information).

During the six months ended December 31, 2012, we entered into a license agreement ("Novo Agreement") with Novo Nordisk A/S (see Note 4 to the consolidated financial statements). Under the terms of the Novo Agreement, Novo Nordisk acquired the exclusive worldwide rights for our small molecule Factor VIIa inhibitor, PCI-27483, in a restricted disease indication outside of oncology. Novo Nordisk will utilize PCI-27483 as an excipient in a product within Novo Nordisk's biopharmaceutical unit. Novo Nordisk is solely responsible for all further research and development activities within the restricted disease indication outside of oncology. In connection with entering into the Novo Agreement, we received an upfront payment of $5,000,000 in October 2012. The $5,000,000 upfront payment was for the license delivered by us to Novo Nordisk and we have no additional obligation related to the delivery of the license. Accordingly, we recognized the $5,000,000 upfront payment as license revenue during the six months ended December 31, 2012. In addition to the upfront payment received, we may receive up to $55,000,000 based on the achievement of certain development, regulatory and sales milestones. Upon commercialization, we will also receive low single digit tiered royalties on Novo Nordisk net sales of biopharmaceutical formulations utilizing the addition of PCI-27483.

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation—a subsidiary of Quest Diagnostics Incorporated). Future milestone payments under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to our HDAC inhibitor program and approximately one-third relates to our Factor VIIa inhibitor program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There were no milestone payments triggered either during the six months ended December 31, 2012 or for the years ended June 30, 2012, 2011 and 2010 related to our HDAC inhibitor or Factor VIIa programs. In addition to the milestone payments, Celera will be entitled to single-digit royalty payments based on annual sales of drugs commercialized from our HDAC inhibitor, Factor VIIa inhibitor and certain BTK inhibitor programs including ibrutinib.

For any BTK inhibitor product or Factor VIIa inhibitor product obtained from Celera, the agreement with Celera expires on a product-by-product and country-by-country basis. The term of the agreement for a given BTK inhibitor product shall expire in a given country upon the expiration of the last-to-expire Celera patent assigned to us that covers the manufacture, use, sale, offer for sale, or importation of such product in such country. For any HDAC inhibitor product obtained from Celera, the agreement with Celera expires on a product-by-product and country-by-country basis. The term of the agreement for a given HDAC inhibitor product shall expire in a given country upon the expiration of the last-to-expire Celera patent assigned to us that covers the sale of such product in such country.

We may terminate the agreement with Celera in its entirety, or with respect to one or more of the three classes of products (BTK inhibitor products, HDAC inhibitor products and Factor VIIa inhibitor products) obtained from Celera, at any time by giving Celera at least 60 days' prior written notice. If we terminate the agreement with respect to a particular class of products, ownership of the Celera intellectual property assigned to us relating to the products in the terminated product class will revert to Celera. If we terminate the agreement in its entirety, ownership of all of the Celera intellectual property assigned to us will revert to Celera.

The agreement with Celera may be terminated effective immediately upon a party's written notice to the other party for a breach by the other party that remains uncured for 90 days after notice of the breach is given to the breaching party. If we breach the agreement only with respect to one or two of the three classes of products obtained from Celera, but not with respect to all three classes of products, and if our breach remains uncured for 90 days after we have received notice of breach from Celera, Celera may terminate the agreement solely with respect to the class or classes of products affected by our breach, but may not terminate the agreement with respect to the class or classes of products unaffected by our breach.

Based upon the current status of our product development plans and our collaboration with Janssen, we believe that our existing cash, cash equivalents and marketable securities will be adequate to satisfy our capital needs through at least the next twelve months. We expect research and development expenses, as a result of on-going and future clinical trials, to consume a large portion of our existing cash resources. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. Due to our extensive drug programs we may need to raise additional capital to fund our operations in the future. We may raise additional funds through the public or private sale of securities, bank debt, partnership collaboration or otherwise. If we are unable to secure additional funds, whether through sale of our securities, debt or partnership collaborations, we will have to delay, reduce the scope of or discontinue one or more of our product development programs. Our actual capital requirements will depend on many factors, including the following:

- progress with preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approval;
- continued progress of our research and development programs;
- our ability to maintain and establish collaborative arrangements with third parties;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
- the amount and timing of capital equipment purchases; and
- competing technological and market developments.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact our future capital requirements and the adequacy of our available funds. If we are required to raise additional funds, we cannot be certain that such additional funding will be available on terms favorable to us, or at all. Furthermore, any additional equity financing may be highly dilutive, or otherwise disadvantageous, to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed and on acceptable terms, would require us to reduce our operating expenses and would limit our ability to respond to competitive pressures or unanticipated requirements to develop our product candidates and to continue operations, any of which would have a material adverse effect on our business, financial condition and results of operations.

Contractual Obligations

The following table summarizes our primary non-cancelable contractual obligations as of December 31, 2012 (in thousands):

	Payments due by period						
Contractual Obligations	Total	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations	$ 9,331	$ 1,413	$ 1,526	$ 1,579	$ 1,750	$ 1,453	$ 1,610
Purchase commitments [1]	2,326	2,326	—	—	—	—	—
Total	$ 11,657	$ 3,739	$ 1,526	$ 1,579	$ 1,750	$ 1,453	$ 1,610

(1) Purchase commitments primarily consist of non-cancelable orders to purchase drug manufacturing equipment and estimated contract termination costs.

In October 2012, we entered into an agreement to lease an additional 20,400 square feet of office space in a property adjacent to our existing corporate offices in Sunnyvale, California under an operating lease that expires in February 2023. The lease agreement entered into in October 2012 includes an option to extend the term for an additional 5 years.

Our collaboration and license agreement with Janssen includes a cost sharing arrangement for certain development activities. Except in certain cases, in general Janssen is responsible for approximately 60% of collaboration costs and we are responsible for the remaining 40% of collaboration costs (See Note 4 to the consolidated financial statements). In addition, the collaboration and license agreement with Janssen provides us with a $50,000,000 annual cap of our share of collaboration costs and pre-tax losses for each calendar year until the third profitable calendar quarter for the product, as determined in the agreement and any amounts in excess of the annual cap ("Excess Amounts") are funded by Janssen. Janssen may recoup the Excess Amounts, together with interest from our share of pre-tax profits (if any) in calendar quarters subsequent to our third profitable calendar quarter until the Excess Amounts and applicable interest has been fully repaid (see Note 4 to the consolidated financial statements). As of December 31, 2012, total Excess Amounts associated with the Janssen agreement were $18,125,000. Our potential future commitments under the Janssen collaboration and license agreement, including Excess Amounts, are excluded from the above table because we cannot reasonably predict the amount and timing of such payments to Janssen as the payments are contingent upon future events.

In addition, we have entered into various agreements and purchase orders related to our clinical trials and general operations which have been excluded from the above table because they are cancellable prior to the date of delivery.

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation - a subsidiary of Quest Diagnostics Incorporated). Future milestone payments under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to our HDAC inhibitor program and approximately one-third relates to our Factor VIIa inhibitor program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There were no milestone payments triggered either during the six months ended December 31, 2012 or for the years ended June 30, 2012, 2011 and 2010 related to our HDAC inhibitor or Factor VIIa inhibitor programs. In addition to the milestone payments, Celera will be entitled to single-digit royalty payments based on annual sales of drugs commercialized from our HDAC inhibitor, Factor VIIa inhibitor and certain BTK inhibitor programs including ibrutinib.

Financial Data for Fiscal Years Ended June 30, 2012, 2011 and 2010

Revenue (in thousands):

	Year Ended June 30,		
	2012	2011	2010
License and milestone revenue	$ 77,605	$ 4,355	$ 6,645
Collaboration services revenue	4,385	3,878	2,662
Total revenue	$ 81,990	$ 8,233	$ 9,307

In December 2011, we received an upfront payment of $150,000,000 from Janssen under the collaboration and license agreement (See Note 4 to the Consolidated Financial Statements). The revenue related to the payment was allocated $70,605,000 to the licenses, $14,982,000 to the committee services and $64,413,000 to the development services. Total revenue related to the Janssen agreement for the year ended June 30, 2012 was $74,622,000 and consisted of $70,605,000 of license revenue which is included in license and milestone revenue and $4,017,000 of collaboration services revenue. For the year ended June 30, 2012, the collaboration services revenue related to the Janssen agreement was comprised of $498,000 amortization of committee services and $3,519,000 of amortization of development services. As of June 30, 2012, approximately $75,378,000 was included in deferred revenue related to the committee and development services, of which $67,324,000 was included in deferred revenue non-current. The $14,982,000 and $64,413,000 allocated to committee and development services, respectively, is being recognized as revenue as the related services are provided over the estimated service periods of 17 years and 9 years, which are equivalent to the estimated remaining life of the underlying technology and the estimated remaining development period, respectively.

We recorded $7,157,000, $8,228,000 and $9,307,000 in revenue in the years ended June 30, 2012, 2011 and 2010, respectively, associated with our collaboration and license agreement with Servier which was entered into in April 2009. For the year ended June 30, 2012, total revenue related to the Servier agreement consisted of $7,000,000 of milestone revenue which was included in license and milestone revenue and $157,000 of collaboration services revenue. In April 2011, we received a $7,000,000 advance development milestone payment from Servier. In October 2011, the related milestone was reached and we recognized the $7,000,000 as revenue in the year ended June 30, 2012. Of the total revenue for the year ended June 30, 2011, $4,355,000 represented amortization of the $11,000,000 upfront payment from Servier received in April 2009 and the remainder represented the pro-rata completion of services associated with research payments, our supply commitment and reimbursement of patent expenses.

The collaboration and license agreement required us to enter into an agreement to supply drug product for Servier's use in clinical trials. As the supply agreement was considered part of the arrangement we deferred recognition of all revenue under the Servier collaboration agreement until the supply agreement was completed and executed in our fiscal year 2010 second quarter. Of the total revenue for the year ended June 30, 2010, $6,645,000 represents amortization of the $11,000,000 upfront payment from Servier received in April 2009. Included in the Servier revenue recognized in fiscal year 2010 was $1,211,000, which represents the pro rata portion of revenue attributable to the period from April 2009 (i.e., the signing of the collaboration agreement) to June 30, 2009, had the supply agreement been completed in April 2009. The remaining fiscal year 2010 revenue of $2,662,000 represents the pro-rata completion of services attributable to payments of $4,406,000 from Servier associated with research payments, our supply commitment and reimbursements of patent expenses.

Research and Development Expenses (in thousands):

	Year Ended June 30, 2012	Change	Year Ended June 30, 2011	Change	Year Ended June 30, 2010
Research and development expenses	$ 54,537	58%	$ 34,482	99%	$ 17,358

Research and development costs are identified as either directly attributed to one of our research and development programs or as an indirect cost, with only direct costs being tracked by specific program. Direct costs consist of personnel costs directly associated with a program, preclinical study costs, clinical trial costs, and related clinical drug and manufacturing costs, drug formulation costs, contract services and other research expenditures. Indirect costs consist of personnel costs not directly associated with a program, overhead and facility costs and other support service expenses. The following table summarizes our principal product development initiatives, including the related stages of development for each product, the direct costs attributable to each product and total indirect costs for each respective period. In the near term, we expect to hire additional employees, as well as incur costs under our collaboration agreements as we continue to invest in the development of our products (See Note 4 to the consolidated financial statements). Accordingly, we expect that our research and development expenses will continue to increase.

For a discussion of the risks and uncertainties associated with the timing and cost of completing a product development phase, see the Risk Factors discussed in this Annual Report.

Direct costs by program and indirect costs were as follows (in thousands):

				Related R&D Expenses Year Ended June 30,		
Product	Description	Phase of Development	Estimated Completion of Phase	2012	2011	2010
BTK Inhibitors	Cancer/autoimmune	Phase I/II/III	Unknown	$ 37,212	$ 21,734	$ 6,565
HDAC Inhibitors	Cancer/autoimmune	Phase I/II	Unknown	1,449	2,082	2,596
Factor VIIa Inhibitor	Cancer	Phase II	Unknown	2,083	2,142	2,227
	Total direct costs			40,744	25,958	11,388
	Indirect costs			13,793	8,524	5,970
	Total research and development costs			$ 54,537	$ 34,482	$ 17,358

Research and development expenses increased $20,055,000, or 58%, for the year ended June 30, 2012 compared with the year ended June 30, 2011.

- BTK program costs increased $15,478,000, or 71%, driven by increased clinical trial activity. Increases included $9,551,000 in outside clinical trial costs, $2,608,000 in personnel costs, $2,398,000 in outside service and consulting costs and $776,000 in drug-related costs. BTK program costs of $37,212,000 for the year ended June 30, 2012 represents total BTK program costs of $55,593,000, less $18,381,000 received from or due to us from Janssen under our worldwide collaboration and license agreement (See Note 4 to the Consolidated Financial Statements).

- HDAC program costs decreased $633,000, or 30%. Decreases included $298,000 in drug-related costs, $117,000 in outside service and consulting costs and $79,000 in personnel costs.

- Factor VIIa program costs decreased $59,000, or 3%, primarily due to a $289,000 decrease in personnel costs, partially offset by a $208,000 increase in drug-related costs and a $45,000 increase in clinical trial costs.

- Indirect costs increased $5,269,000, or 62%, driven by a $2,258,000 increase in personnel costs and a $1,640,000 increase in share-based compensation expense.

Research and development expenses increased $17,124,000, or 99%, for the year ended June 30, 2011 compared with the year ended June 30, 2010. The increase, which is net of approximately $586,000 ($733,000, net of $147,000 in related expenses) received from a Therapeutic Discovery Project Tax Credit, was primarily due to the following:

- BTK program costs increased $15,169,000, or 231%, driven by increased clinical trial activity. Increases included $4,588,000 in outside clinical trial costs, $4,279,000 in drug-related costs, $3,884,000 in personnel costs, $1,773,000 in outside services and consulting costs and $340,000 in lab supplies.
- HDAC program costs decreased $514,000, or 20%. Decreases included $651,000 in personnel costs and $129,000 in outside services and consulting costs, partially offset by higher outside clinical trial costs, drug costs and lab supplies.
- Factor VIIa program costs decreased $85,000, or 4%. Decreases included $375,000 in drug costs and $31,000 in outside services and consulting costs, partially offset by higher outside clinical trial and personnel costs.
- Indirect costs increased $2,666,000, or 46%, primarily due to an increase of $3,309,000 in share-based compensation costs, partially offset by lower other indirect personnel-related costs.

General and Administrative Expenses (in thousands):

	Year Ended June 30, 2012	Change	Year Ended June 30, 2011	Change	Year Ended June 30, 2010
General and administrative expenses	$ 15,575	71%	$ 9,125	21%	$ 7,561

The increase of 71% or $6,450,000 in General and administrative expenses for the year ended June 30, 2012 compared with the year ended June 30, 2011, was primarily due to $1,412,000 increase in payroll and related costs, a $1,878,000 increase in patent and legal related costs, $1,257,000 increase in accounting and reporting costs, a $728,000 increase in consulting and outside service costs, and a $259,000 increase in recruiting and relocation costs.

The increase of 21% or $1,564,000 in General and administrative expenses for the year ended June 30, 2011 compared with the year ended June 30, 2010, was primarily due to a non-cash increase in share-based compensation of $1,319,000, a $413,000 increase in legal and patent costs and a $179,000 increase in recruiting and payroll costs. These increases were partially offset by a $474,000 net decrease in consulting and other advisory services in 2011.

Interest and Other Income (Expense), Net (in thousands):

	Year Ended June 30, 2012	Change	Year Ended June 30, 2011	Change	Year Ended June 30, 2010
Interest income	$ 178	5%	$ 169	109%	$ 81
Interest expense	—	—	—	—	(43)
Other, net	(31)	(1,650)%	2	—	—
Interest and other income (expense), net	$ 147		$ 171		$ 38

The decrease of $24,000 in interest and other income (expense), net, for the year ended June 30, 2012 compared with the year ended June 30, 2011, was primarily due to a loss on disposal of equipment and leasehold improvements, partially offset by higher interest income due to a higher invested balance.

The increase of $133,000 in interest and other income (expense), net, for the year ended June 30, 2011 compared with the year ended June 30, 2010, was primarily due to higher interest income from higher invested balances during the year and the absence of interest expense in 2011.

Income Taxes (in thousands):

	Year Ended June 30, 2012	Change	Year Ended June 30, 2011	Change	Year Ended June 30, 2010
Income tax (provision) benefit	$ (39)	(100)%	$ —	(100)%	$ 550

At June 30, 2012, we had federal and state net operating loss carry forwards of approximately $148,200,000 and $95,000,000, respectively. The federal and state net operating loss carryforwards will begin to expire in 2013. Federal and state tax credit carry forwards of $4,500,000 and $10,700,000, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2013. State research and development credits can be carried forward indefinitely.

We are tracking the portion of our net operating losses attributable to stock option benefits in a separate memo account pursuant to ASC 718-740. Therefore, these amounts are no longer included in our gross or net ending deferred tax assets. Pursuant to ASC 718-740-25-10, the stock option benefits of approximately $16,800,000 will be only recorded to equity when they reduce cash taxes payable.

During the year ended June 30, 2012, we completed our analysis of the net operating loss limitation provisions of the IRC Section 382 analysis. We determined that our federal and state net operating loss carry forwards as of June 30, 2011 are $150,115,000 and $80,345,000, respectively, which were previously presented in our Fiscal Year 2011 10-K as $180,393,000 and $121,440,000, respectively. As we maintained a full valuation allowance against the deferred tax assets, the update did not affect the consolidated financial statements.

Liquidity and Capital Resources

Our principal sources of working capital have been private and public equity financings and proceeds from collaborative research and development agreements. As of June 30, 2012, we had $203,607,000 in cash, cash equivalents and marketable securities.

Net cash provided by operating activities was $86,087,000 during the year ended June 30, 2012 was primarily from net income of $11,986,000, adjusted by $9,873,000 for share-based compensation expense and a $68,378,000 increase in deferred revenue primarily related to the Janssen agreement (See Note 4 to the Consolidated Financial Statements). These increases were partially offset by a $5,959,000 increase in accounts receivable largely due to a receivable from Janssen for its share of research and development cost. Net cash used in operating activities of $22,271,000 during the year ended June 30, 2011 resulted primarily from our net loss partially offset by share-based compensation expense and an increase in accounts payable. Net cash used in operating activities of $15,468,000 during the year ended June 30, 2010 resulted primarily from our net loss, a decrease in deferred revenue and an increase in prepaid and other assets, partially offset by share-based compensation expense and an increase in accounts payable.

Net cash provided by investing activities of $15,809,000 in the year ended June 30, 2012 primarily consisted of $24,504,000 of proceeds from maturities of marketable securities, partially offset by $5,720,000 used to purchase marketable securities. Net cash used in investing activities of $3,654,000 and $21,810,000 in the years ended June 30, 2011 and 2010 respectively, primarily consisted of the net effect of purchases, maturities and sales of marketable securities. Additionally, our purchases of property and equipment increased to $2,975,000 in 2012 from $1,150,000 in 2011 and $224,000 in 2010, largely due to purchases associated with the expansion of our leased facilities during the 2012 and 2011 periods.

Net cash provided by financing activities of $8,243,000 for the year ended June 30, 2012 was primarily from proceeds from the exercise of stock options and sale of stock under our employee stock purchase plan, partially offset by the payment of stock issuance costs related to our sale issuance of common stock during the year ended June 30, 2011. Net cash provided by financing activities of $62,483,000 for the year ended June 30, 2011 consisted of $56,599,000 in net proceeds from the sale of approximately 6.4 million shares of common stock in a registered direct offering completed in June 2011 and the proceeds from the exercise of stock options and sale of stock under our employee stock purchase plan. Net cash provided by financing activities of $73,943,000 for the year ended June 30, 2010 consisted primarily of $21,720,000 in net proceeds from the sale of approximately 22.5 million shares of common stock in a rights offering completed in August 2009, net proceeds of $50,793,000 from the sale of approximately 8.1 million shares of common stock in a registered direct offering completed in June 2010 and the proceeds from the exercise of stock options and sale of stock under our employee stock purchase plan.

Off-Balance Sheet Arrangements

None.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our investment portfolio. The fair market value of fixed rate securities may be adversely impacted due to fluctuations in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates. The primary objective of our investment activities is to preserve principal while at the same time improving yields without significantly increasing risk. To achieve this objective, we invest in debt instruments of the U.S. Government and its agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we generally maintain investments at an average maturity of less than two years. Assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of December 31, 2012 and 2011, would have potentially declined by approximately $37,000 and $14,000, respectively.

The table below presents the fair value of our marketable securities at December 31, 2012 and weighted-average interest rates by year of stated maturity for our investment portfolio (in thousands, except interest rates):

	Matures in Fiscal Year 2013
Marketable Securities	$ 9,681
Weighted-average interest rate	0.32%

Foreign Currency Risk

All of our revenues and the majority of our expenses are denominated in U.S. dollars and as a result, we have not experienced significant foreign currency transaction gains and losses to date. We conduct some transactions in foreign currencies, primarily related to ex-U.S. clinical trial activities, and we expect to continue to do so. We have not entered into any agreements or transactions to hedge the risk associated with potential fluctuations in currencies; accordingly, we are subject to foreign currency exchange risk related to these ex-U.S. clinical trial activities. While we may enter into hedge or other agreements in the future to actively manage this risk, we do not believe this risk is material to our financial statements.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Pharmacyclics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Pharmacyclics, Inc. and its subsidiaries (the "Company") at December 31, 2012, June 30, 2012 and 2011, and the results of their operations and their cash flows for the six months in the period ended December 31, 2012 and each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting, appearing under Item 9A(b). Our responsibility is to express opinions on these financial statements, financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 26, 2013

PHARMACYCLICS, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	As of December 31, 2012	As of June 30, 2012	As of June 30, 2011
ASSETS			
Current assets:			
Cash and cash equivalents	$ 307,433	$ 197,896	$ 87,757
Marketable securities	9,681	5,711	24,572
Accounts receivable	26,697	5,924	47
Prepaid expenses and other current assets	2,681	3,864	2,320
Total current assets	346,492	213,395	114,696
Property and equipment, net	6,403	3,842	1,312
Other assets	2,234	1,883	344
Total assets	$ 355,129	$ 219,120	$ 116,352
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 4,607	$ 2,644	$ 854
Accrued liabilities	15,122	8,288	6,414
Income tax payable	1,389	—	—
Deferred revenue	8,139	8,054	7,000
Total current liabilities	29,257	18,986	14,268
Deferred revenue -- non-current portion	62,562	67,324	—
Deferred rent	784	687	410
Total liabilities	92,603	86,997	14,678
Commitments and contingencies (Notes 4 and 10)			
Stockholders' equity:			
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—
Common stock, $0.0001 par value; 150,000,000 shares authorized at December 31, 2012 and June 30, 2012, respectively; 100,000,000 shares authorized at June 30, 2011; and 70,216,386, 69,317,657 and 67,915,865 shares issued and outstanding at December 31, 2012, June 30, 2012 and June 30, 2011, respectively	7	7	7
Additional paid-in capital	546,129	533,264	514,813
Accumulated other comprehensive loss	(4)	(9)	(21)
Accumulated deficit	(283,606)	(401,139)	(413,125)
Total stockholders' equity	262,526	132,123	101,674
Total liabilities and stockholders' equity	$ 355,129	$ 219,120	$ 116,352

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Revenue:				
License and milestone revenue	$ 155,000	$ 77,605	$ 4,355	$ 6,645
Collaboration services revenue	5,658	4,385	3,878	2,662
Total revenue	160,658	81,990	8,233	9,307
Operating expenses:				
Research and development	46,639	54,537	34,482	17,358
Less: Excess Amounts related to Research and development (See Note 4)	(17,306)	—	—	—
Research and development, net	29,333	54,537	34,482	17,358
General and administrative	12,093	15,575	9,125	7,561
Less: Excess Amounts related to General and administrative (See Note 4)	(819)	—	—	—
General and administrative, net	11,274	15,575	9,125	7,561
Total operating expenses	40,607	70,112	43,607	24,919
Income (loss) from operations	120,051	11,878	(35,374)	(15,612)
Interest income	137	178	169	81
Other income (expense), net	(8)	(31)	2	(43)
Income (loss) before income taxes	120,180	12,025	(35,203)	(15,574)
Income tax (provision) benefit	(2,647)	(39)	—	550
Net income (loss)	$ 117,533	$ 11,986	$ (35,203)	$ (15,024)
Net income (loss) per share:				
Basic	$ 1.69	$ 0.17	$ (0.59)	$ (0.31)
Diluted	$ 1.58	$ 0.17	$ (0.59)	$ (0.31)
Weighted average shares used to compute net income (loss) per share:				
Basic	69,676	68,728	59,973	48,344
Diluted	74,408	72,617	59,973	48,344

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except per share amounts)

	Six Months Ended December 31, 2012	Year Ended June 30, 2012	2011	2010
Comprehensive income (loss), net of taxes				
Net income (loss)	$ 117,533	$ 11,986	$ (35,203)	$ (15,024)
Change in unrealized gain (loss) on marketable securities	5	12	(15)	(7)
Comprehensive income (loss)	$ 117,538	$ 11,998	$ (35,218)	$ (15,031)

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share and per share amounts)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at June 30, 2009	27,539,378	$ 3	$ 361,153	$ 1	$ (362,898)	$ (1,741)
Issuance of common stock in a rights offering at $1.28 per share for cash and settlement of related party note in the amount of $6,100, net of issuance costs	22,500,000	2	27,804	—	—	27,806
Issuance of common stock in a registered direct offering for cash at $6.51 per share, net of issuance costs	8,054,968	1	50,792	—	—	50,793
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $1.58 per share	1,105,060	—	1,744	—	—	1,744
Share-based compensation expense	—	—	3,190	—	—	3,190
Change in unrealized gain (loss) on marketable securities	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	(15,024)	(15,024)
Balance at June 30, 2010	59,199,406	6	444,683	(6)	(377,922)	66,761
Issuance of common stock in a registered direct offering for cash at $8.85 per share, net of issuance costs	6,448,829	1	56,039	—	—	56,040
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $2.77 per share	2,267,630	—	6,273	—	—	6,273
Share-based compensation expense	—	—	7,818	—	—	7,818
Change in unrealized gain (loss) on marketable securities	—	—	—	(15)	—	(15)
Net loss	—	—	—	—	(35,203)	(35,203)
Balance at June 30, 2011	67,915,865	7	514,813	(21)	(413,125)	101,674
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $6.12 per share	1,401,792	—	8,578	—	—	8,578
Share-based compensation expense	—	—	9,873	—	—	9,873
Change in unrealized gain (loss) on marketable securities	—	—	—	12	—	12
Net income	—	—	—	—	11,986	11,986
Balance at June 30, 2012	69,317,657	7	533,264	(9)	(401,139)	132,123
Issuance of common stock upon exercise of stock options and purchase rights at an average price of $6.04 per share	898,729	—	5,429	—	—	5,429
Share-based compensation expense	—	—	7,436	—	—	7,436
Change in unrealized gain (loss) on marketable securities	—	—	—	5	—	5
Net income	—	—	—	—	117,533	117,533
Balance at December 31, 2012	70,216,386	$ 7	$ 546,129	$ (4)	$ (283,606)	$ 262,526

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended December 31, 2012	Year Ended 2012	Year Ended 2011	Year Ended 2010
Cash flows from operating activities:				
Net income (loss)	$ 117,533	$ 11,986	$ (35,203)	$ (15,024)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	595	563	292	235
Amortization of premium on marketable securities, net	—	89	874	421
Amortization of debt discount	—	—	—	21
Gain on sale of marketable securities	—	—	(7)	—
Share-based compensation expense	7,436	9,873	7,818	3,190
Loss on property and equipment	9	25	5	—
Changes in assets and liabilities:				
Accounts receivable	(20,773)	(5,877)	147	434
Prepaid expenses and other assets	1,033	(3,307)	(257)	(1,141)
Accounts payable	1,557	2,206	(97)	291
Accrued liabilities	6,495	1,874	2,896	1,651
Income taxes payable	1,389	—	—	—
Deferred revenue	(4,677)	68,378	901	(5,529)
Deferred rent	97	277	360	(17)
Net cash provided by (used in) operating activities	110,694	86,087	(22,271)	(15,468)
Cash flows from investing activities:				
Purchase of property and equipment	(2,421)	(2,975)	(1,150)	(224)
Purchase of marketable securities	(5,645)	(5,720)	(77,962)	(36,595)
Proceeds from sales of marketable securities	—	—	28,905	—
Proceeds from maturities of marketable securities	1,680	24,504	46,553	15,009
Net cash (used in) provided by investing activities	(6,386)	15,809	(3,654)	(21,810)
Cash flows from financing activities:				
Issuance of common stock, net of issuance costs	—	(559)	56,599	72,513
Proceeds from exercise of stock options and stock purchase rights	5,229	8,802	5,884	1,744
Repayment of notes payable	—	—	—	(314)
Net cash provided by financing activities	5,229	8,243	62,483	73,943
Increase in cash and cash equivalents	109,537	110,139	36,558	36,665
Cash and cash equivalents at beginning of period	197,896	87,757	51,199	14,534
Cash and cash equivalents at end of period	$ 307,433	$ 197,896	$ 87,757	$ 51,199
Supplemental disclosure of cash flow information:				
Interest paid	$ —	$ —	$ —	$ 91
Cash paid for income taxes	980	310	—	—
Supplemental disclosure of non-cash investing and financing activities:				
Accrued stock issuance costs	—	—	559	—
Receivable for stock option exercises	368	167	389	—
Settlement of related party notes payable by issuance of common stock	—	—	—	6,086
Property and equipment purchases included in accounts payable and accrued liabilities	883	143	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PHARMACYCLICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of the Company and Basis of Presentation

Change in Fiscal Year End

On November 14, 2012, the Board of Directors approved a change in the fiscal year end from June 30 to December 31, effective December 31, 2012. All references to "fiscal years", unless otherwise noted, refer to the twelve-month fiscal year, which prior to July 1, 2012, ended on June 30, and beginning on December 31, 2012, ends on December 31, of each year.

Description of the Company

Pharmacyclics, Inc. ("the Company" or "Pharmacyclics") is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative small-molecule drugs for the treatment of cancer and immune mediated diseases. The Company's corporate mission statement reads as follows: To build a viable biopharmaceutical company that designs, develops and commercializes novel therapies intended to improve quality of life, increase duration of life and resolve serious medical healthcare needs; to identify promising product candidates based on exceptional scientific, development, and administrative expertise, develop products in a rapid, cost-efficient manner and to pursue commercialization and/or development partners when and where appropriate. The Company exists to make a difference for the better and these are important times to do that.

Presently, the Company has three product candidates in clinical development and several molecules in preclinical lead optimization. To date, nearly all of the Company's resources have been dedicated to the research and development of its products, and the Company has not generated any commercial revenue from the sale of its products. The Company does not anticipate the generation of any product commercial revenue until it receives the necessary regulatory and marketing approvals to launch one of its products.

The Company was in the development stage at June 30, 2011, as defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 915, "Development Stage Entities." During the year ended June 30, 2012, the Company exited the development stage with the signing of the first significant collaboration with Janssen Biotech, Inc and its affiliates ("Janssen") (See Note 4), from which the Company received its first significant revenue from principal operations, reflective that the Company is no longer in the development stage.

Based upon the current status of its product development and plans, the Company believes that the existing cash, cash equivalents and marketable securities will be adequate to satisfy the Company's capital needs through at least the next twelve months. However, the process of developing and commercializing products requires significant research and development, preclinical testing and clinical trials, manufacturing arrangements as well as regulatory and marketing approvals. These activities, together with the Company's General and administrative expenses, are expected to result in significant operating expenditures until the commercialization of the Company's products, or partner collaborations, generate sufficient revenue to cover expenses. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. While during the six months ended December 31, 2012, the Company had net income of $117,533,000, the Company has not generated any commercial revenue from sales of its products. The Company's sustaining profitability depends upon its ability, alone or with others, to successfully complete the development of its product candidates, and to obtain required regulatory approvals and to successfully manufacture and market its products.

Basis of presentation

The accompanying consolidated financial statements include the accounts of Pharmacyclics, Inc. and its wholly-owned subsidiaries, Pharmacyclics (Europe) Limited, Pharmacyclics Switzerland GmbH and

Pharmacyclics Cayman Ltd. All intercompany accounts and transactions have been eliminated. The U.S. dollar is the functional currency for all of the Company's consolidated operations.

Segment reporting

The Company operates in one segment, focused on the discovery and development of innovative small-molecule drugs for the treatment of cancer and immune-mediated diseases.

Reclassification

Certain amounts within the consolidated balance sheets for the prior periods have been reclassified to conform with the current period presentation. These reclassifications had no impact on the Company's previously reported financial position.

Note 2 — Significant Accounting Policies

Management's use of estimates and assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Basic and diluted net income (loss) per share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options and shares to be purchased under the employee stock purchase plan. The dilutive effect of potentially dilutive securities is reflected in diluted earnings per common share by application of the treasury stock method. Under the treasury stock method, an increase in the fair market value of our common stock can result in a greater dilutive effect from potentially dilutive securities.

Cash and cash equivalents

All highly liquid investments purchased with an original maturity date of three months or less that are readily convertible into cash and have an insignificant interest rate risk are considered to be cash equivalents.

Marketable securities

The Company's marketable securities are classified as "available-for-sale". The Company includes these investments in current assets and carry them at fair value. Unrealized gains and losses on available-for-sale securities are included in accumulated other comprehensive loss. The amortized cost of debt securities is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Gains and losses on securities sold are recorded based on the specific identification method and are included in interest expense and other income (expense), net in the statement of operations.

Management assesses whether declines in the fair value of marketable securities are other than temporary. If the decline is judged to be other than temporary, the cost basis of the individual security is written down to fair value and the amount of the write down is included in the statement of operations within other income (expense), net. In determining whether a decline is other than temporary, management considers various factors including the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value. To date, the Company has not recorded any impairment charges on marketable securities related to other-than-temporary declines in market value.

Fair value measurements

The fair value of the Company's financial assets is determined by using three levels of input which are defined as follows:

Level 1 - Quoted prices in active markets for identical assets. At December 31, 2012, June 30, 2012 and June 30, 2011, the Company's Level 1 assets were comprised of money market funds.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. The Company's short-term investments primarily utilize broker quotes in markets with infrequent transactions for valuation of these securities. At December 31, 2012 and June 30, 2012 , the Company's Level 2 assets were comprised of U.S. agency securities. At June 30, 2011, the Company's level 2 assets were comprised of U.S. agency securities and government agency securities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. At December 31, 2012, the Company did not hold any Level 3 assets.

The Company utilizes the market approach to measure fair value for its financial assets. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets.

Fair value of financial instruments

Cash and cash equivalents and marketable securities are carried at fair value. Accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts, which approximate fair value due to their short-term nature.

Restricted investments

Under the Company's facilities lease agreement (see Note 10), the Company is required to maintain a $290,000 letter of credit as security for performance under the lease. The letter of credit is secured by a $290,000 certificate of deposit which is included in other assets at December 31, 2012, June 30, 2012 and June 30, 2011.

Concentration of credit risk and other risks and uncertainties

Financial instruments that potentially subject us to credit risk consist principally of cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents with high-credit quality financial institutions and invest in debt instruments of financial institutions, corporations and government entities with strong credit ratings. The Company's management believes it has established guidelines relative to credit quality, diversification and maturities that maintain safety and liquidity. As of December 31, 2012, the Company's accounts receivable balance of $26,697,000 was comprised primarily of $26,617,000 due from Janssen under the collaboration agreement (see Note 4). As of June 30, 2012, the Company's accounts receivable balance of $5,924,000 was comprised primarily of $5,799,000 due from Janssen under the collaboration agreement.

The Company's products require approvals from the United States Food and Drug Administration (the "FDA") and international regulatory agencies prior to commercial sales. There can be no assurance that the Company's future products will receive required approvals. If the Company was denied such approvals or such approvals were delayed, it could have a materially adverse impact on the Company and the execution of its business strategy.

The Company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. The Company also will be required to expend additional funds to establish commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Specifically, the Company will require additional funds to commercialize its products. The Company is unable to entirely fund these efforts with its current financial resources.

Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, the Company may have to delay, reduce the scope of or eliminate one or more of its research or development programs which would materially and adversely affect its business, financial condition and operations.

Property and equipment

Property and equipment are stated at cost. Equipment is depreciated by the straight-line method over the estimated useful lives of the assets, generally 3 to 5 years. Furniture and fixtures are depreciated by the straight-line method over the estimated useful lives of the assets, generally 5 years. Leasehold improvements are generally amortized by the straight-line method over the shorter of the life of the related asset or the term of the underlying lease. Assets not yet placed in use are not depreciated.

Long-lived assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Management evaluates impairment on the basis of undiscounted future cash flows from operations before interest relating to such assets for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. No significant impairment losses have been recorded to date with respect to our long-lived assets, which consist primarily of property and equipment and leasehold improvements.

Revenue recognition

The Company recognizes revenue when all four criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. Revenue under our license and collaboration arrangements is recognized based on the performance requirements of the contract. Determinations of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management's judgments regarding the fixed nature of the fees charged for deliverables and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for any new or modified transactions, revenue recognized could be adversely affected.

The Company's collaborations with multiple elements prior to July 1, 2010 were evaluated and divided into separate units of accounting if certain criteria were met, including whether the delivered element had stand-alone value and whether there was verifiable objective and reliable evidence ("VSOE") of the fair value of the undelivered items. The consideration we received was combined and recognized as a single unit of accounting when criteria for separation were not met. Amounts received under such arrangements consisted of up-front collaboration payments, periodic milestone payments and payments for research activities. Up-front payments under agreements that included future performance requirements were recorded as deferred revenue and were recognized over the performance period. The performance period was estimated at the inception of the arrangement and is reevaluated at each reporting period. The reevaluation of the performance period may shorten or lengthen the period during which the deferred revenue is recognized. Revenues related to substantive, at-risk collaboration milestones are recognized upon achievement of the event specified in the underlying agreement. Revenues for research activities are recognized as the related research efforts are performed.

The Company recognizes revenue related to collaboration and license arrangements in accordance with the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 605-25, "Revenue Recognition – Multiple-Element Arrangements," or ASC Topic 605-25. Additionally, we adopted, effective July 1, 2010, Accounting Standards Update, or ASU, No. 2009-13, "Multiple Deliverable Revenue Arrangements," or ASU 2009-13, which amended ASC Topic 605-25 and:

• provided guidance on how deliverables in an arrangement should be separated and how the arrangement consideration should be allocated to the separate units of accounting;

• required an entity to determine the selling price of a separate deliverable using a hierarchy of (i) vendor-specific objective evidence, or VSOE, (ii) third-party evidence, or TPE, or (iii) best estimate of selling price, or BESP; and

• required the allocation of the arrangement consideration, at the inception of the arrangement, to the separate units of accounting based on relative fair value.

The Company evaluates all deliverables within an arrangement to determine whether or not they provide value on a stand-alone basis. Based on this evaluation, the deliverables are separated into units of accounting. The arrangement consideration that is fixed or determinable at the inception of the arrangement is allocated to the separate units of accounting based on their relative selling prices. The Company may exercise significant judgment in determining whether a deliverable is a separate unit of accounting, as well as in estimating the selling prices of such unit of accounting.

To determine the selling price of a separate deliverable, the Company uses the hierarchy as prescribed in ASC Topic 605-25 based on VSOE, TPE or BESP. VSOE is based on the price charged when the element is sold separately and is the price actually charged for that deliverable. TPE is determined based on third party evidence for a similar deliverable when sold separately and BESP is the price at which the Company would transact a sale if the elements of collaboration and license arrangements were sold on a stand-alone basis. The Company may not be able to establish VSOE or TPE for the deliverables within collaboration and license arrangements, as the Company does not have a history of entering into such arrangements or selling the individual deliverables within such arrangements separately. In addition, there may be significant differentiation in these arrangements, which indicates that comparable third party pricing may not be available. The Company may determine that the selling price for the deliverables within collaboration and license arrangements should be determined using BESP. The process for determining BESP involves significant judgment on the Company's part and includes consideration of multiple factors such as estimated direct expenses and other costs, and available data.

For collaborations entered into after July 1, 2010, the Company has determined BESP for license units of accounting based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of previous collaborative agreements, our pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized. The Company has also determined BESP for services-related deliverables based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services.

For each unit of accounting identified within an arrangement, the Company determines the period over which the performance obligation occurs. Revenue is then recognized using either a proportional performance or straight-line method. The Company recognizes revenue using the proportional performance method when the level of effort to complete our performance obligations under an arrangement can be reasonably estimated. Direct labor hours or full time equivalents are typically used as the measurement of performance.

Effective July 1, 2010, the Company adopted ASU No. 2010-17, "Milestone Method of Revenue Recognition," or ASU 2010-17, which provides guidance on revenue recognition using the milestone method. Under the milestone method, a payment that is contingent upon the achievement of a substantive milestone is recognized in the period in which the milestone is achieved. The determination that a milestone is substantive is subject to considerable judgment.

Research and development

Research and development expenses include personnel and facility-related expenses, outside contracted services including clinical trial costs, manufacturing and process development costs, research costs and other consulting services. Research and development costs are expensed as incurred. Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability.

Clinical development costs are a significant component of research and development expenses. The Company has a history of contracting with third parties that perform various clinical trial activities on its behalf in the ongoing development of its product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The Company determines its estimates through discussions with internal clinical personnel and outside service providers as to the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services.

The Company's worldwide collaboration and license agreement with Janssen (the "Agreement") includes a cost sharing arrangement for certain collaboration activities. Except in certain cases, in general Janssen is responsible for approximately 60% of collaboration costs and the Company is responsible for the remaining 40% of collaboration costs. Further, the Agreement provides us with a $50,000,000 annual cap of our share of collaboration costs and pre-tax commercialization profits/losses for each calendar year until after the third profitable calendar quarter for the product and any amounts in excess of the annual cap ("Excess Amounts") are funded by Janssen. Under the Agreement, total Excess Amounts plus interest may not exceed $225,000,000.

The Company's policy is to account for cost-sharing payments to Janssen related to development services as a component of research and development expense and reimbursements for development services under the cost-sharing arrangement as an offset to research and development expense, upon delivery of the related services when expenses have been incurred and reimbursements have been earned. During the six months ended December 31, 2012, the Company recognized Excess Amounts related to development services as a reduction to research and development expenses. The Company has recognized the Excess Amounts as a reduction to operating expenses in the current year as the Company's repayment of Excess Amounts to Janssen is contingent and would become payable only after the third profitable calendar quarter for the product. Further, Excess Amounts shall be reimbursable only from the Company's share of pre-tax profits (if any) after the third profitable calendar quarter for the product (see Note 4).

The Company has purchased quantities of drug substances that are expected to be used in the future to support its clinical development. Until the commercial viability of such products has been demonstrated and the necessary regulatory approvals received, the Company will continue to charge all such amounts to research and development expense.

General and administrative

The Company expenses the cost of general and administrative activities as incurred. General and administrative expenses consist primarily of personnel and facility-related expenses, outside contracted services and other costs not associated with the research and development activities of the Company. In connection with the Agreement, certain collaboration costs are classified within General and administrative expenses on the consolidated statement of operations. These costs are generally split 50/50 with Janssen. Further, the portion of Excess Amounts related to certain collaboration costs is recorded as a reduction to general and administrative expenses (see Note 4).

Income taxes

The Company provides for income taxes using the asset and liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Share-based compensation

Share-based compensation cost for employee stock options is measured at the grant date based on the fair value of the award. The accounting grant date for employee stock options with performance obligations is the date on which the performance goals have been defined and a mutual understanding of the terms has been reached. Generally options with performance obligations vest over a four year period, with the goals set and agreed upon annually. Share-based compensation for non-employee stock options is re-estimated at each period-end through the vesting date.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. Expected volatility is based on historical volatility data of the Company's stock. The expected term of stock options granted represents the period of time that stock options are expected to be outstanding. The Company generally does not expect substantially different exercise or post-vesting termination behavior among its employee or non-employee population. As such, for the majority of stock options granted and the Company's Employee Stock Purchase Plan, the Company generally calculates and applies an overall expected term assumption based on historical data. In certain cases, the Company uses a shorter expected term for performance-based stock options based on a combination of historical data and management's estimates of the period of time that options will be outstanding. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the Company's options.

Options vest upon the passage of time or a combination of time and the achievement of certain performance obligations. The Compensation Committee of the Board of Directors will determine if the performance conditions have been met. Share-based compensation expense for the options with performance obligations is recorded when the Company believes that the vesting of these options is probable.

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued new accounting guidance in connection with disclosures about offsetting assets and liabilities. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. On January 31, 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which clarified that the scope of the disclosures is limited to include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Disclosures required by the amendments should be provided retrospectively for all comparative periods presented. The Company does not expect this guidance to have a material effect on its consolidated financial statements.

In January 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income (e.g., net periodic pension benefit cost), an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The Company will adopt ASU 2013-02 for the quarter ending March 31, 2013. ASU 2013-02 affects financial statement disclosure only and will not affect the Company's results of operations or financial position.

Note 3 — Basic and Diluted Net Income (Loss) Per Share

The computations of basic and diluted net income (loss) per share are as follows (in thousands, except per share amounts):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Numerator:				
Net income (loss)	$ 117,533	$ 11,986	$ (35,203)	$ (15,024)
Denominator:				
Weighted average common shares-basic	69,676	68,728	59,973	48,344
Effect of dilutive securities:				
Employee stock options	4,607	3,781	—	—
Employee stock purchase plan	125	108	—	—
Weighted average common shares - diluted	74,408	72,617	59,973	48,344
Net income (loss) per share:				
Basic	$ 1.69	$ 0.17	$ (0.59)	$ (0.31)
Diluted	$ 1.58	$ 0.17	$ (0.59)	$ (0.31)
Potentially dilutive securities excluded from net income (loss) per share - diluted because their effect is anti-dilutive	445	441	6,858	8,395

Note 4 — Collaboration and Other Agreements

For the six months ended December 31, 2012 and the fiscal years ended June 30, 2012, 2011, and 2010, the Company recognized revenue related to its collaboration and license arrangements as follows (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Janssen	$ 154,878	$ 74,622	$ —	$ —
Les Laboratoires Servier ("Servier")	93	7,157	8,228	9,307
Novo Nordisk A/S	5,631	—	—	—
Other	56	211	5	—
Total	$ 160,658	$ 81,990	$ 8,233	$ 9,307

Collaboration and License Agreement with Janssen Biotech, Inc.

In December 2011, the Company entered into a worldwide collaboration and license agreement with Janssen Biotech Inc. and its affiliates ("Janssen"), one of the Janssen Pharmaceutical Companies of Johnson & Johnson for the development and commercialization of ibrutinib (formerly known as PCI-32765), a novel, orally active,

Bruton's Tyrosine Kinase ("BTK") inhibitor, and certain compounds structurally related to ibrutinib, for oncology and other indications, excluding all immune mediated diseases and inflammatory or conditions and all psychiatric or psychological diseases or conditions, in the U.S. and outside the U.S.

The collaboration provides Janssen with an exclusive license to exploit the underlying technology outside of the U.S. (the "License Territory") and co-exclusively with Pharmacyclics in the U.S.

The collaboration has no fixed duration or expiration date and provided for payments by Janssen to the Company of a $150,000,000 non-refundable upfront payment upon execution, as well as potential future milestone payments of up to $825,000,000, based upon continued development progress ($250,000,000), regulatory progress ($225,000,000) and approval of the product in both the U.S. and the License Territory ($350,000,000). The Company earned $150,000,000 related to development milestones during the six months ended December 31, 2012, compared to $0 for the years ended June 30, 2012, 2011 and 2010, due to its achievement of three development milestones during the six months ended December 31, 2012.

The development, regulatory and approval milestones represents non-refundable amounts that would be paid by Janssen to the Company if certain milestones are achieved in the future. The Company has elected to apply the guidance in ASC 605-28 to the milestones. These milestones, if achieved, are substantive as they relate solely to past performance, are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of the Company's performance, which are reasonable relative to the other deliverables and terms of the arrangement, and are unrelated to the delivery of any further elements under the arrangement.

The agreement includes a cost sharing arrangement for associated collaboration activities. Except in certain cases, in general Janssen is responsible for approximately 60% of collaboration costs and the Company is responsible for the remaining 40% of collaboration costs. In general, costs associated with commercialization will be included in determining pre-tax profit or pre-tax loss, which are to be shared by the parties 50/50.

The collaboration with Janssen provides the Company with an annual cap of its share of collaboration costs and pre-tax commercialization profits/losses for each calendar year until the third profitable calendar quarter for the product, as determined in the agreement. In the event that the Company's share of aggregate development costs in any given calendar year, together with any other amounts that become due from the Company, plus the Company's share of pre-tax loss (if any) for any calendar quarter in such calendar year, less the Company's share of pre-tax profit (if any) for any calendar quarter in such calendar year, exceeds $50,000,000, then amounts that are in excess of $50,000,000 (the "Excess Amounts") are funded by Janssen. Under the Agreement, total Excess Amounts plus interest may not exceed $225,000,000.

The Company's share of costs incurred under the collaboration with Janssen for the calendar year ended December 31, 2012 was $68,125,000. For the six months ended December 31, 2012, total amount associated with the Excess Amounts portion of the agreement was $18,125,000. The Company has recognized the Excess Amounts as a reduction to operating expenses in the current year as the Company's repayment of Excess Amounts to Janssen is contingent and would become payable only after the third profitable calendar quarter for the product. Further, Excess Amounts shall be reimbursable only from the Company's share of pre-tax profits (if any) after the third profitable calendar quarter for the product. For the six months ended December 31, 2012, Excess Amounts were accounted for as a reduction to operating expense as follows (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Research and development	$ 17,306	$ —	$ —	$ —
General and administrative	819	—	—	—
Total Excess Amounts	$ 18,125	$ —	$ —	$ —

The total Excess Amounts plus interest may not exceed $225,000,000 at any given time. Interest shall be accrued on the outstanding balance with interest calculated at the average annual European Interbank Offered Rate ("EURIBOR") for the EURO or average annual London Interbank Offered Rate ("LIBOR") for U.S. Dollars as reported in the Wall Street Journal, plus 2%, calculated on the number of days from the date on which the Company's payment would be due to Janssen. The interest rate on outstanding Excess Amounts shall not exceed 5% per annum, and shall not in the aggregate exceed an outstanding balance of $25,000,000.

In the event the Excess Amounts plus interest reaches a maximum of $225,000,000, the Company shall be responsible for its share of development costs, together with any other amounts that become due from the Company, plus its share of any pre-tax loss beyond such maximum. For all calendar quarters following the Company's third profitable calendar quarter, as determined in the agreement, the Company can no longer add to Excess Amounts and shall be responsible for its own share of development costs along with its share of pre-tax losses incurred in such quarters. Janssen may recoup the Excess Amounts, together with interest from the Company's share of pre-tax profits (if any) in calendar quarters subsequent to its third profitable calendar quarter until the Excess Amounts and applicable interest has been fully repaid. As of December 31, 2012, the cumulative balance of Excess Amounts for all periods was $18,125,000.

The agreement also includes a 50/50 net profit sharing arrangement for the commercialization of any products resulting from the collaboration. Both parties are responsible for the development, manufacturing and marketing of any products resulting from this agreement. Janssen has sole responsibility and exclusive rights to commercialize the products in the License Territory. The parties hold joint responsibility and co-exclusive rights to commercialize the products in the U.S., and Pharmacyclics will serve as the lead party in such effort. The Company continues to work with Janssen on protocols and the design, schedules and timing of trials.

In accordance with ASU No. 2009-13 (and as incorporated into ASC Topic 605-25), the Company identified all of the deliverables at the inception of the agreement. The significant deliverables were determined to be the license, committee services, development services and commercialization services. The commercialization services represent a contingent deliverable for which there is not a significant incremental discount.

The Company has determined that the license represents a separate unit of accounting as the license, which includes rights to the underlying technologies for ibrutinib, has standalone value apart from the committee and development services because the development, manufacturing and commercialization rights conveyed would permit JBI to perform all efforts necessary to bring the compound to commercialization and begin selling the drug upon regulatory approval. The Company has also determined that the committee and development services each represent individual units of accounting as they have standalone value from each other. The Company has determined its best estimate of selling prices for the license unit of accounting based on the income approach as defined in ASC 820-10-35-32. This measurement is based on the value indicated by current estimates about those future amounts and reflects management determined estimates and assumptions. These estimates and assumptions include, but are not limited to, how a market participant would use the license, estimated market opportunity and expected market share and assumed royalty rates that would be paid for sales resulting from products developed using the license, similar arrangements entered into by third parties and entity-specific factors such as the terms of the Company's previous collaborative agreement, the Company's pricing practices and pricing objectives, the likelihood that clinical trials will be successful, the likelihood that regulatory approval will be received and that the products will become commercialized and the markets served. These estimates and assumptions led to an expected future cash flow which was discounted based on estimated weighted average cost of capital of 12% and royalty rates ranging from 30% to 40%. The Company has also determined its best estimate of selling prices for the committee and development services, based on the nature of the services to be performed and estimates of the associated effort as well as estimated market rates for similar services. The arrangement consideration of $150,000,000 was allocated to the units of accounting based on the relative selling price method.

Of the $150,000,000 upfront payment received, $70,605,000 was allocated to the licenses, $14,982,000 to the committee services and $64,413,000 to the development services. The Company has recognized license revenue upon execution of the arrangement as the associated unit of accounting had been delivered pursuant to the terms of the agreement. At inception, the $14,982,000 and $64,413,000 allocated to committee and development services, respectively, is being recognized as revenue as the related services are provided over the estimated service periods of 17 years and 9 years, which are equivalent to the estimated remaining life of the underlying technology and the estimated remaining development period, respectively.

The Company has recognized development costs under the collaboration as a component of research and development expense of $57,690,000 for the six months ended December 31, 2012, partially offset by a $17,339,000 reduction for Janssen's share of expenses incurred during the period under the cost sharing arrangement and a $17,306,000 reduction for Excess Amounts related to development services. The Company also recognized certain general and administrative expenses, including marketing and patent costs, under the collaboration agreement as a component of general and administrative expense of $2,426,000 for the six months ended December 31, 2012, increased by $247,000 due from the Company to Janssen under the cost sharing arrangement and partially offset by a $819,000 reduction to expense for Excess Amounts. As of December 31, 2012, the Company had $26,617,000 receivable from Janssen, of which $8,492,000 was related to cost sharing and $18,125,000 was related to Excess Amounts. As of June 30, 2012, the Company had $5,799,000 receivable from Janssen related to cost sharing.

Total revenue recognized with respect to the Company's worldwide collaboration and license agreement with Janssen consisted of the following (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
License and milestone revenue	$ 150,000	$ 70,605	$ —	$ —
Collaboration services revenue	4,878	4,017	—	—
Total	$ 154,878	$ 74,622	$ —	—

As of December 31, 2012, total deferred revenue related to committee and development services under the collaboration agreement with Janssen was $70,500,000, of which $62,562,000 was included in deferred revenue non-current portion.

Collaboration and License Agreement with Servier

In April 2009, the Company entered into a collaboration and license agreement with Servier to research, develop and commercialize abexinostat (PCI-24781), an orally active, novel, small molecule inhibitor of pan-HDAC enzymes. Under the terms of the agreement, Servier acquired the exclusive right to develop and commercialize the pan-HDAC inhibitor product worldwide except for the United States and will pay development and regulatory milestones and a royalty to the Company on sales outside of the United States. Servier is solely responsible for conducting and paying for all development activities outside the United States. The Company continues to own all rights within the United States.

In May 2009, the Company received an upfront payment from Servier of $11,000,000 ($10,450,000 net of withholding taxes) and the Company received an additional $4,000,000 for research collaboration paid over a twenty-four months period through April 2011. The revenue related to these payments was recognized over the two-years period, which ended in April 2011.

Under this agreement with Servier, the Company is also eligible to receive up to $24,500,000 in milestone payments upon achievement of pre-specified events; including up to $10,500,000 million for the achievement of clinical development milestones ($7,000,000 of which was paid to the Company, in advance, during April 2011), up to April 2011 for the achievement of regulatory progress and up to $9,000,000 for regulatory approval of the pan HDAC product in major jurisdictions. In addition, Servier agreed to make royalty payments on net sales of the licensed product as defined in the agreement. In October 2011, the milestone related to the $7,000,000 advance payment was achieved and the Company recognized the amount as revenue.

Total revenue recognized with respect to the Company's collaboration and license agreement with Servier consisted of the following (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
License and milestone revenue	$ —	$ 7,000	$ 4,355	$ 6,645
Collaboration services revenue	93	157	3,873	2,662
Total	$ 93	$ 7,157	$ 8,228	9,307

License agreement with Novo Nordisk A/S

In October 2012, the Company entered into a license agreement with Novo Nordisk A/S ("Novo Nordisk"). Under the terms of the agreement, Novo Nordisk acquired the exclusive worldwide rights for the Company's small molecule Factor VIIa inhibitor, PCI-27483, in a restricted disease indication outside of oncology. Novo Nordisk will utilize PCI-27483 as an excipient in a product within Novo Nordisk's biopharmaceutical unit. Novo Nordisk is solely responsible for all further research and development activities within the restricted disease indication outside of oncology.

In connection with entering into the license agreement with Novo Nordisk, the Company received an upfront payment of $5,000,000 in October 2012. In addition, the Company may receive up to $55,000,000 based on the achievement of certain development, regulatory and sales milestones. Upon commercialization, the Company will also receive low single digit tiered royalties on Novo Nordisk's net sales of biopharmaceutical formulations utilizing the addition of PCI-27483. In connection with the agreement, during the six months ended December 31, 2012, Novo Nordisk purchased a preclinical supply of PCI-27483 in the amount of $803,000, of which $602,000 was recognized as revenue during the period for supply delivered, where the right of return had elapsed and all four revenue criteria had been met. As of December 31, 2012, $201,000 of revenue was deferred related to the Company's sale of PCI-27483 to Novo Nordisk.

Total revenue recognized with respect to the Company's license agreement with Novo Nordisk consisted of the following (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
License and milestone revenue	$ 5,000	$ —	$ —	$ —
Collaboration services revenue	631	—	—	—
Total	$ 5,631	$ —	$ —	—

Celera Corporation

In April 2006, the Company acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation - a subsidiary of Quest Diagnostics Incorporated). Future milestone payments under the agreement, as amended, could total as much as approximately $97,000,000, although the Company currently cannot predict if or when any of the milestones will be achieved. Approximately two-thirds of the milestone payments relate to the Company's HDAC inhibitor program and approximately one-third relates to the Company's Factor VIIa inhibitor program. Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries. There were no milestone payments triggered either during the six months ended December 31, 2012 or for the years ended June 30, 2012, 2011 and 2010 related to the Company's HDAC inhibitor or Factor VIIa inhibitor programs. In addition to the milestone payments, Celera will be entitled to single-digit royalty payments based on annual sales of drugs commercialized from the Company's HDAC inhibitor, Factor VIIa inhibitor and certain BTK inhibitor programs including ibrutinib.

For any BTK inhibitor product or Factor VIIa inhibitor product obtained from Celera, the agreement with Celera expires on a product-by-product and country-by-country basis. The term of the agreement for a given BTK inhibitor product shall expire in a given country upon the expiration of the last-to-expire Celera patent assigned to the Company that covers the manufacture, use, sale, offer for sale, or importation of such product in such country. For any HDAC inhibitor product obtained from Celera, the agreement with Celera expires on a product-by-product and country-by-country basis. The term of the agreement for a given HDAC inhibitor product shall expire in a given country upon the expiration of the last-to-expire Celera patent assigned to the Company that covers the sale of such product in such country.

The Company may terminate the agreement with Celera in its entirety, or with respect to one or more of the three classes of products (BTK inhibitor products, HDAC inhibitor products and Factor VIIa inhibitor products) obtained from Celera, at any time by giving Celera at least 60 days' prior written notice. If the Company terminates the agreement with respect to a particular class of products, ownership of the Celera intellectual property assigned to the Company relating to the products in the terminated product class will revert to Celera. If the Company terminates the agreement in its entirety, ownership of all of the Celera intellectual property assigned to the Company will revert to Celera.

The agreement with Celera may be terminated effective immediately upon a party's written notice to the other party for a breach by the other party that remains uncured for 90 days after notice of the breach is given to the breaching party. If the Company breaches the agreement only with respect to one or two of the three classes of products obtained from Celera, but not with respect to all three classes of products, and if the Company's breach remains uncured for 90 days after the Company has received notice of breach from Celera, Celera may terminate the agreement solely with respect to the class or classes of products affected by the Company's breach, but may not terminate the agreement with respect to the class or classes of products unaffected by the Company's breach.

University of Texas License

The Company has entered into a license agreement with the University of Texas in 1991 under which the Company received the exclusive worldwide rights to develop and commercialize porphyrins, expanded porphyrins (e.g. Motexafin Gadolinium) and other porphyrin-like substances covered by their patents. In consideration for the license, the Company paid a total of $300,000 and is obligated to pay royalties based on net sales of products that utilize the licensed technology.

PHARMACYCLICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 5 — Cash, Cash Equivalents and Marketable Securities

The following table sets forth the Company's cash and cash equivalents at December 31, 2012, June 30, 2012 and 2011 (in thousands):

	December 31, 2012	June 30, 2012	June 30, 2011
Cash - demand deposits	$ 169,337	$ 93,916	$ 60,778
Cash equivalents - money market funds	137,856	103,980	26,979
Cash equivalents - U.S. agency securities - FDIC insured	240	—	—
Total cash and cash equivalents	$ 307,433	$ 197,896	$ 87,757

For the six months ended December 31, 2012 and years ended June 30, 2012 and 2011, no impairment charges on marketable securities related to other-than-temporary declines in market value were recorded. In determining whether a decline is other than temporary, the Company considers various factors including the length of time and extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer and our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

Gross realized losses and gains on the sale of available-for-sale securities during six months ended December 31, 2012 and years ended June 30, 2012 and 2011, were not material.

The following is a summary of the Company's available-for-sale securities at December 31, 2012, June 30, 2012 and 2011 respectively (in thousands):

As of December 31, 2012	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
U.S. agency securities – FDIC insured	$ 9,685	$ —	$ (4)	$ 9,681
Total marketable securities	$ 9,685	$ —	$ (4)	$ 9,681

As of June 30, 2012	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
U.S. agency securities – FDIC insured	$ 5,720	$ —	$ (9)	$ 5,711
Total marketable securities	$ 5,720	$ —	$ (9)	$ 5,711

As of June 30, 2011	Amortized Cost	Unrealized Gain	Unrealized Loss	Estimated Fair Value
Government agency securities	$ 16,014	$ 11	$ —	$ 16,025
U.S. agency securities – FDIC insured	8,579	—	(32)	8,547
Total marketable securities	$ 24,593	$ 11	$ (32)	$ 24,572

PHARMACYCLICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following table sets forth the basis of fair value measurements for the Company's cash equivalents and available-for-sale securities at December 31, 2012, June 30, 2012 and 2011 respectively (in thousands):

	December 31, 2012			
	Level 1	Level 2	Level 3	Fair value
Cash equivalents:				
Money market funds	$ 137,856	$ —	$ —	$ 137,856
U.S. agency securities - FDIC insured	—	240	—	240
Marketable securities:				
U.S. agency securities - FDIC insured	—	9,681	—	9,681
	$ 137,856	$ 9,921	$ —	$ 147,777

	June 30, 2012			
	Level 1	Level 2	Level 3	Fair value
Cash equivalents:				
Money market funds	$ 103,980	$ —	$ —	$ 103,980
Marketable securities:				
U.S. agency securities - FDIC insured	—	5,711	—	5,711
	$ 103,980	$ 5,711	$ —	$ 109,691

	June 30, 2011			
	Level 1	Level 2	Level 3	Fair value
Cash equivalents:				
Money market funds	$ 26,979	$ —	$ —	$ 26,979
Marketable securities:				
Government agency securities	—	16,025	—	16,025
U.S. agency securities - FDIC insured	—	8,547	—	8,547
	$ 26,979	$ 24,572	$ —	$ 51,551

The Company had no other assets or liabilities required to be measured and recorded at fair value at December 31, 2012, June 30, 2012 and 2011. Additionally, there were no transfers between levels of the fair value hierarchy during the six months ended December 31, 2012 and years ended June 30, 2012 and 2011.

Note 6 — Balance Sheet Components

Property and equipment, net consists of the following (in thousands):

	December 31,	June 30,	
	2012	2012	2011
Equipment	$ 8,523	$ 8,017	$ 7,024
Leasehold improvements	5,708	3,670	2,862
Furniture and fixtures	739	631	317
	14,970	12,318	10,203
Less: Accumulated depreciation and amortization	(8,567)	(8,476)	(8,891)
	$ 6,403	$ 3,842	$ 1,312

Depreciation and amortization of property and equipment was $595,000 for the six months ended December 31, 2012 and $563,000, $292,000 and $235,000 for the fiscal years ended June 30, 2012, 2011 and 2010.

Accrued liabilities consist of the following (in thousands):

	December 31,	June 30,	
	2012	2012	2011
Accrued clinical related	$ 6,415	$ 2,602	$ 2,072
Accrued payroll and employee related expenses	2,934	1,696	1,468
Accrued contract manufacturing	3,126	1,574	836
Accrued outside services	1,115	840	457
Accrued other	1,532	1,576	1,581
	$ 15,122	$ 8,288	$ 6,414

Deferred revenue consists of the following (in thousands):

Current portion:	December 31,	June 30,	
	2012	2012	2011
Deferred revenue related to Janssen	$ 7,938	$ 8,054	$ —
Deferred revenue related to Servier	—	—	7,000
Deferred revenue other	201	—	—
	$ 8,139	$ 8,054	$ 7,000

Non-current portion:	December 31,	June 30,	
	2012	2012	2011
Deferred revenue from Janssen	$ 62,562	$ 67,324	$ —

Note 7 — Stockholders' Equity (Deficit)

Common stock

Registered Direct Offerings

In June 2011, the Company sold approximately 6,400,000 shares of the Company's common stock to a group of institutional investors in a registered direct offering at $8.85 per share for net proceeds of approximately $56,039,000. In June 2010, the Company sold approximately 8,100,000 shares to a group of institutional investors in a registered direct offering at $6.51 per share for net proceeds of approximately $50,800,000. The Company's Chairman and CEO, Robert W. Duggan, participated in the 2011 and 2010 offerings in the amounts of $6,000,000 and $7,000,000, respectively.

Rights Offering

On July 17, 2009, the Company commenced a rights offering pursuant to which holders of its common stock were entitled to purchase additional shares of the Company's common stock at a price of $1.28 per share (the "Rights Offering").

In the Rights Offering, stockholders of record as of July 15, 2009, were issued, at no charge, one subscription right for each share of common stock then outstanding. Each right entitled the holder to purchase 0.6808 share of our common stock for $1.28 per share.

Fractional shares were not issued in the Rights Offering. The subscription rights issued pursuant to the Rights Offering expired on July 31, 2009. Stockholders who exercised their rights in full were also permitted an oversubscription right to purchase additional shares of common stock that remained unsubscribed at the expiration of the Rights Offering, subject to the availability of shares and a pro rata allocation of shares among persons exercising the oversubscription right.

As of the close of the Rights Offering on July 31, 2009, the Rights Offering was oversubscribed. The proration of available over-subscription shares was made in accordance with the Offering Prospectus. Approximately 22,500,000 shares of the Company's common stock were purchased in the Rights Offering for net proceeds (after offering costs of approximately $1,000,000 and the partial settlement of loans from an affiliate of Robert W. Duggan, the Company's Chairman of the Board and Chief Executive Officer, of approximately $6,100,000) of approximately $21,700,000. Mr. Duggan participated in the Rights Offering for a total of $6,100,000.

Preferred stock

As amended, the Company's Certificate of Incorporation authorizes 1,000,000 shares of preferred stock, par value $0.0001 per share. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. No preferred stock was outstanding at December 31, 2012, June 30, 2012 or June 30, 2011, respectively.

The ability of the Company's Board of Directors to issue shares of preferred stock without stockholder approval may have certain anti-takeover effects. The Company is also subject to provisions of the Delaware General Corporation Law, which may make certain business combinations more difficult.

Stock plans

2004 Equity Incentive Award Plan. In December 2004, stockholders approved the 2004 Equity Incentive Award Plan (the "2004 Plan") as a replacement for both the Company's 1995 Stock Option Plan (the "1995 Plan") and the 1995 Non-Employee Directors Stock Option Plan. At June 30, 2011, the Company had reserved 9,100,000 shares of its common stock for issuance under the plan. In December 2011, the stockholders approved an increase of 2,000,000 shares available for issuance under the plan. The 2004 Plan provides for the issuance of various types of equity awards, such as incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance shares. The exercise price of all stock options granted under the 2004 Plan may not be less than the fair market value of the Company's common stock on the date of grant and no stock option will be exercisable more than ten years after the date it is granted. Stock options for employees and consultants typically vest over four years. Non-employee Directors receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee Director receives an option to purchase 15,000 shares as of the date he or she first becomes a Director. This option grant vests in equal annual installments over five years. In addition, on the date of each annual meeting, each individual re-elected as a non-employee Director will receive an automatic option grant to purchase an additional 7,500 shares of common stock, provided such individual has served as a Director for at least 6 months prior to the date of grant. This option grant vests in equal monthly installments over twelve months following the date of grant.

1995 Stock Option Plan. The Company's 1995 Plan was adopted by the Board of Directors in August 1995. Options issued under the 1995 Plan were, at the discretion of the plan administrator, either incentive stock options or nonqualified stock options. In December 2003, the stockholders approved amendments to the 1995 Plan (i) such that the exercise price of all stock options were required to be at least equal to the fair value of the Company's common stock on the date of grant and (ii) increased the total number of authorized shares under the plan to 5,345,724 shares of common stock. Generally, shares subject to options under the 1995 Plan vest over a four or five year period and are exercisable for a period of ten years. In December 2004, the remaining shares available for future grant under the 1995 Plan were transferred to the 2004 Plan. Additionally, if options granted under the 1995 Plan expire or otherwise terminate without being exercised, the shares of common stock reserved for such options again become available for future grant under the 2004 Plan.

The following table summarizes the Company's stock option activity (in thousands, except per share amounts):

	Options Outstanding	
	Number of Options	Weighted Average Exercise Price per Share
Balance at June 30, 2009	7,055	$ 5.75
Exercised	(1,044)	1.58
Granted	2,343	5.27
Forfeited or expired	(833)	15.98
Balance at June 30, 2010	7,521	5.05
Exercised	(1,987)	2.87
Granted	1,939	5.86
Forfeited or expired	(1,057)	12.27
Balance at June 30, 2011	6,416	4.78
Exercised	(1,217)	6.26
Granted	1,876	16.31
Forfeited or expired	(1,044)	8.77
Balance at June 30, 2012	6,031	7.37
Exercised	(839)	5.54
Granted	1,075	32.06
Forfeited or expired	(196)	18.41
Balance at December 31, 2012	6,071	11.64
Vested and expected to vest at December 31, 2012	5,825	$ 11.09

The above table excludes 1,222,103 options which comprise the portion of performance options granted during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010 for which the performance criteria had not been established as of December 31, 2012.

The components of share-based compensation recognized in the Company's consolidated statements of operations for the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010 were as follows (in thousands):

	Six Months Ended December 31,	Year Ended June 30,		
	2012	2012	2011	2010
Research and development	$ 5,357	$ 6,947	$ 5,307	$ 1,998
General and administrative	2,079	2,926	2,511	1,192
Total share-based compensation	$ 7,436	$ 9,873	$ 7,818	$ 3,190

There were no capitalized share-based compensation costs at December 31, 2012, June 30, 2012, 2011, or 2010.

The fair value of each stock option is estimated using the Black Scholes option-pricing model. The expected term of stock options granted represents the period of time that stock options are expected to be outstanding. The Company generally does not expect substantially different exercise or post-vesting termination behavior among its employee or non-employee population. As such, for the majority of stock options granted and the Company's Employee Stock Purchase Plan, the Company generally calculates and applies an overall expected term assumption based on historical data. In certain cases, the Company uses a shorter expected term for performance-based stock options based on a combination of historical data and management's estimates of the period of time that options will be outstanding. The risk-free interest rate is based on a zero-coupon United States Treasury bond whose maturity period equals the expected term of the Company's options.

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Employee stock options [1]:				
Expected dividend yield	—	—	—	—
Expected stock price volatility [2]	51.5% - 85.5%	88%	97%	98%
Risk free interest rate [2]	0.3% - 0.8%	1.00%	1.81%	2.05%
Expected life (years) [2]	2.60 - 5.20	5.00	5.00	5.00
Non-employee stock options:				
Expected dividend yield	—	—	—	—
Expected stock price volatility	89%	84% -89%	85% -86%	88% - 90%
Risk free interest rate	3.89%	2.00% - 3.89%	2.52% - 3.51%	3.20% - 3.89%
Expected life (years)	8.00	8.10 – 10.00	7.00 -10.00	7.00 - 10.00

[1] The above table includes assumptions used in the valuation of performance-based stock option grants for which the Company set performance criteria during the period.

[2] Amounts for the years ended June 30, 2012, 2011 and 2010 are presented on a weighted average basis.

The weighted average estimated grant date fair value for employee options granted under the Company's stock option plans during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010 was $43.55, $11.44, $5.25 and $4.55 per share, respectively.

The total pre-tax intrinsic value of stock options exercised during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010 was $45,802,000, $17,316,000, $10,385,000, and $3,990,000 respectively. No income tax benefits were realized in the six months ended December 31, 2012 and the years ended June 30, 2012, 2011 and 2010.

Shares reserved for issuance and available for grant under the 2004 Plan were 3,218,000 shares as of December 31, 2012.

As of December 31, 2012, $60,554,000 of total unrecognized compensation costs related to non vested employee options are scheduled to be recognized over a weighted average period of 1.8 years.

The total fair value of shares vested was $3,692,000 for the six months ended December 31, 2012 and $5,572,000, $4,285,000 and $1,335,000 for the years ended June 30, 2012, 2011 and 2010, respectively.

A summary of outstanding, exercisable and vested stock options as of December 31, 2012 is as follows:

	Options Outstanding				Exercisable				Exercisable and Vested		
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
$0.75 - $0.86	1,081,248	5.77	$ 0.80		945,998	5.71	$ 0.81		928,875	$ 0.81	
$0.91 -$2.76	855,483	5.50	$ 1.79		805,483	5.47	$ 1.84		747,921	$ 1.87	
$2.90 -$6.63	820,414	6.05	$ 5.22		798,023	6.01	$ 5.24		632,272	$ 5.04	
$6.65 - $7.19	920,976	7.15	$ 7.09		689,783	7.05	$ 7.08		497,182	$ 7.09	
$7.48 - $11.91	735,677	7.24	$ 9.06		614,488	6.95	$ 8.61		345,386	$ 8.52	
$11.92 - $14.92	765,054	8.82	$ 13.96		247,789	8.70	$13.26		149,409	$ 13.55	
$14.99 - $25.94	804,575	9.06	$ 20.29		209,987	8.84	$15.52		73,952	$ 15.48	
$26.29 - $61.06	756,802	9.49	$ 39.94		11,027	9.48	$41.44		11,027	$ 41.44	
$61.60 - $66.73	552,875	9.81	$ 61.8		2,525	9.75	$65.56		2,525	$ 65.56	
	7,293,104	7.47	$ 15.24	$ 312,611,566	4,325,103	6.44	$ 5.50	$ 226,156,280	3,388,549	$ 4.60	$ 180,222,131

Employee Stock Purchase Plan. The Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") in August 1995. Qualified employees may elect to have a certain percentage of their salary withheld to purchase shares of our common stock under the Purchase Plan. The purchase price per share is equal to 85% of the fair market value of the stock on specified dates. Sales under the Purchase Plan in the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010 were 60,150, 184,706, 281,016 and 61,026 shares of common stock at an average price of $13.06, $5.19, $2.06 and $1.55 per share, respectively. Shares available for future purchase under the Purchase Plan were 391,674 at December 31, 2012.

Compensation cost is estimated using the Black Scholes option-pricing model using the weighted average assumptions noted in the following table:

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Expected dividend yield	—	—	—	—
Stock price volatility	50%	54%	52%	105%
Risk free interest rate	0.16%	0.15%	0.21%	0.53%
Expected life (years)	0.68	1.14	0.63	1.20

The weighted average estimated grant date fair value of purchase awards under our employee stock purchase plan during the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010 was $33.32, $6.38, $2.13, and $4.09 per share, respectively.

During fiscal year 2010, a modification to the Company's Purchase Plan went into effect that increased both the maximum employee contribution and the limit on the number of shares that could be purchased. As a result,

17 of the Company's employees chose to increase their contribution percentage which was accounted for as a modification to the terms of the award and resulted in $306,000 of additional compensation cost during fiscal year 2010.

As of December 31, 2012, $917,000 of total unrecognized compensation costs related to purchase awards under the Company's employee stock purchase plan were scheduled to be recognized over a weighted average period of 0.55 years.

Note 8 — Employee Benefit Plan

The Company maintains a defined contribution plan covering substantially all employees under Section 401(k) of the Internal Revenue Code. The Company's matching contribution to the plan was $78,000, $164,000, $104,000, and $64,000 for the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010, respectively.

Note 9 — Income Taxes

The components of the (provision) benefit for income taxes are as follows (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Current:				
Federal	$ (2,047)	$ (26)	$ —	$ 550
State	(599)	—	—	—
Foreign	(1)	(13)	—	—
	(2,647)	(39)	—	550
Deferred:				
Federal	—	—	—	—
State	—	—	—	—
Foreign	—	—	—	—
Total benefit (provision) for income taxes	(2,647)	(39)	—	550
(Income) loss before taxes	$ (120,180)	$ (12,025)	$ 35,203	$ 15,574
Tax rate	2.20%	0.33%	—	3.53%

The following is a geographical breakdown of consolidated net income (loss) before income taxes by income tax jurisdiction (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
United States	$ 69,563	$ (4,596)	$ (35,203)	$ (15,574)
Foreign	50,617	16,621	—	—
	$ 120,180	$ 12,025	$ (35,203)	$ (15,574)

Net deferred tax (liabilities) assets are summarized as follows (in thousands):

	Six Months Ended December 31,	June 30,	
	2012	2012	2011
Deferred tax assets:			
Net operating loss carryforwards	$ —	$ 50,476	$ 55,133
Tax credit carryforwards	13,196	9,841	8,908
Capitalized research and development costs	2,591	3,907	6,386
Depreciation and amortization	1,751	2,071	2,457
Share-based compensation	2,845	3,078	3,117
Reserves and accruals	11,532	628	3,160
Gross deferred tax assets	31,915	70,001	79,161
Less: valuation allowance	(31,915)	(70,001)	(79,161)
Net deferred tax assets	$ —	$ —	$ —

A full valuation allowance has been established for the Company's deferred tax assets at December 31, 2012, June 30, 2012 and 2011 since realization of such assets through the generation of future taxable income is uncertain. The increase (decrease) in the valuation allowance was approximately $(38,086,000), $(9,160,000) and $16,689,000 for the six months ended December 31, 2012 and the years ended June 30, 2012 and 2011, respectively. The change in the valuation allowance for the six months ended December 31, 2012 and the years ended June 30, 2012 and 2011 also includes the adjustments made due to the completion of the IRC Section 382 analysis as described below.

The provision for income taxes differs from the amount determined by applying the United States statutory income tax rate of 35% for the period ended December 2012 and June 2012 and 34% for the periods ended June 2011 and June 2010 to the income or loss before income taxes as summarized below (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Tax (provision) benefit at statutory rate	$ (42,064)	$ (4,209)	$ 11,970	$ 5,295
State Tax, net of federal benefit	(389)	—	—	—
Research and development credits	—	529	770	190
Deferred tax assets benefited (not benefited)	35,181	5,727	(11,877)	(4,981)
Share-based compensation	(1,056)	(2,009)	(1,096)	(488)
Other	629	(38)	233	(16)
Withholding tax	—	—	—	550
Federal – alternative minimum tax	(2,047)	(26)	—	—
Foreign taxes (greater than) less than US rates	7,099	(13)	—	—
	$ (2,647)	$ (39)	$ —	$ 550

At December 31, 2012, the Company had federal and state net operating loss carry forwards of approximately $39,800,000 and $22,600,000, respectively. These operating losses are attributable to stock option benefits which will be recorded to equity when they reduce cash taxes payable. The federal and state net operating loss carryforwards will begin to expire in 2013. Federal and state tax credit carry forwards of

$4,500,000 and $12,500,000, respectively, are available to offset future taxable income. The federal tax credits will begin to expire in 2013. State research and development credits can be carried forward indefinitely. The Company also has federal and state alternative minimum tax credits of $2,200,000 and $500,000 that can be used in the future that have no expiration dates.

During the year ended June 30, 2012, the Company completed its analysis of the net operating loss limitation provisions of the IRC Section 382 analysis. The Company determined that its federal and state net operating loss carry forwards as of June 30, 2011 were $150,115,000 and $80,345,000, respectively, which were previously presented in the Company's Fiscal Year 2011 10-K as $180,393,000 and $121,440,000, respectively. As the Company maintained a full valuation allowance against the deferred tax assets, the update did not affect the consolidated financial statements.

The Company is tracking the portion of its net operating losses attributable to stock option benefits in a separate memo account pursuant to ASC 718-740. Therefore, these amounts are no longer included in the Company's gross or net deferred tax assets. Pursuant to ASC 718-740-25-10, the stock option benefits of approximately $20,600,000 will be only recorded to equity when they reduce cash taxes payable.

The Company has reviewed whether the utilization of its net operating losses and research credits are subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Utilization of these carryforwards is restricted and results in some amount of these carryforwards expiring prior to benefiting the Company. The deferred tax assets shown above have been adjusted to reflect these expiring carryforwards.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits (in thousands):

	Six Months Ended December 31,	Years Ended June 30,		
	2012	2012	2011	2010
Beginning balance	$ 2,307	$ 1,726	$ 1,285	$ 1,285
Additions based on tax positions related to current year	538	581	441	—
Additions (reduction) for tax positions of prior years	—	—	—	—
Settlements	—	—	—	—
Lapse of applicable statute of limitations	—	—	—	—
Ending balance	$ 2,845	$ 2,307	$ 1,726	$ 1,285

The total amount of the unrecognized tax benefits if recognized would be an adjustment to the amount of deferred tax assets reported. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although there have been no such assessments historically. In the event the Company receives an assessment for interest and/or penalties, it would be classified in the financial statements as income tax expense. As of December 31, 2012, all tax years in the U.S. remain open due to the taxing authorities' ability to adjust operating loss carry forwards. The Company does not expect any material changes to the unrecognized tax benefits reported above during the next twelve months.

U.S. income taxes were not provided on approximately $20,300,000 of undistributed earnings of certain non-U.S. subsidiaries. Determination of the amount of the unrecognized deferred tax liability for temporary differences relates to investments in these non-U.S. subsidiaries that are essentially permanent in duration is not practicable. The Company has not provided U.S. income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2012, because the Company intends to permanently reinvest such earnings outside the U.S. As of December 31, 2012, the amount of potential U.S. income tax of a future hypothetical distribution would not trigger a significant U.S. tax liability because the Company has net operating loss carryovers available that it can use to reduce its liability.

In the first quarter of 2013, the American Taxpayer Relief Act of 2012 was signed into law that reinstated the U.S. federal R&D tax credit retroactive to January 1, 2012. Because the law's effective enactment date is 2013, the impact to the Company of the reinstated credit were not recognized in 2012. The additional credits that will be reported within the 2013 consolidated financial statements will have no impact on operations due to the existence of a full valuation allowance on all deferred tax assets.

Note 10 — Commitments and Contingencies

Facilities Lease

As of December 31, 2012, the Company leases a total of 100,176 square feet under its facilities lease agreements. Of the total square footage leased as of December 31, 2012, 79,776 square feet are leased under an operating lease that expires in November 2017, with an option to extend the term for an additional five years. In October 2012, the Company entered into an agreement to lease an additional 20,400 square feet of office space in a property adjacent to its existing corporate offices in Sunnyvale, California under an operating lease that expires in February 2023. The lease agreement entered into in October 2012 includes an option to extend the term for an additional five years.

The Company recognizes rental expense under the lease on a straight line basis over the lease term. Differences between the straight line rent expense and rent payments are classified as deferred rent liability on the balance sheet. As of December 31, 2012, future minimum lease payments under this non-cancelable operating lease are as follows (in thousands):

	Operating Lease Commitments
2013	$ 1,413
2014	1,526
2015	1,579
2016	1,750
2017	1,453
Thereafter	1,610
Total	$ 9,331

Rent expense for the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010 was $560,000, $1,006,000, $776,000, and $752,000, respectively.

Purchase Commitments

The Company had noncancelable purchase obligations for approximately $2,326,000 and $5,358,000 as of December 31, 2012 and June 30, 2012.

Excess amounts under collaboration and license agreement with Janssen

The Company's worldwide collaboration and license agreement with Janssen provides the Company with an annual cap of its share of development costs and pre-tax losses for each calendar year until the third profitable calendar quarter for the product, as determined in the agreement and any Excess Amounts are funded by Janssen.

Janssen may recoup the Excess Amounts, together with interest from the Company's share of pre-tax profits (if any) in calendar quarters subsequent to its third profitable calendar quarter until the Excess Amounts and applicable interest has been fully repaid. As of December 31, 2012, total Excess Amounts associated with the Janssen agreement were $18,125,000 (see Note 4).

Legal Proceedings

The Company may be involved, from time to time, in legal proceedings and claims arising in the ordinary course of its business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. The Company accrues amounts, to the extent they can be reasonably estimated, that the Company believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that we believe will result in a probable loss. While there can be no assurances as to the ultimate outcome of any legal proceeding or other loss contingency involving us, management does not believe any pending matter will be resolved in a manner that would have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 11 — Quarterly Results (Unaudited)

The following table is in thousands, except per share amounts:

	Quarter Ended	
Six Months Ended December 31, 2012	September 30,	December 31,
Revenue	$ 102,695	$ 57,963
Operating expenses	$ 23,940	$ 16,667
Net income (loss) from operations	$ 78,755	$ 41,296
Net income (loss)	$ 75,606	$ 41,927
Net income (loss) per share: [1]		
Basic	$ 1.09	$ 0.60
Diluted	$ 1.02	$ 0.56
Shares used in computation of net income (loss) per share:		
Basic	69,512	69,839
Diluted	74,456	74,399

	Quarter Ended			
Fiscal Year 2012	September 30,	December 31,	March 31,	June 30,
Revenue	$ 37	$ 77,903	$ 1,927	$ 2,123
Operating expenses	$ 14,598	$ 16,020	$ 19,889	$ 19,605
Net income (loss) from operations	$ (14,561)	$ 61,883	$ (17,962)	$ (17,482)
Net income (loss)	$ (14,538)	$ 56,253	$ (12,823)	$ (16,906)
Net income (loss) per share: [1]				
Basic	$ (0.21)	$ 0.82	$ (0.19)	$ (0.24)
Diluted	$ (0.21)	$ 0.78	$ (0.19)	$ (0.24)
Shares used in computation of net income (loss) per share:				
Basic	68,323	68,658	68,848	69,081
Diluted	68,323	71,725	68,848	69,081

	Quarter Ended			
Fiscal Year 2011	September 30,	December 31,	March 31,	June 30,
Revenue	$ 1,964	$ 2,824	$ 2,059	$ 1,386
Operating expenses	$ 9,536	$ 10,349	$ 11,341	$ 12,381
Net income (loss) from operations	$ (7,572)	$ (7,525)	$ (9,282)	$ (10,995)
Net income (loss)	$ (7,523)	$ (7,499)	$ (9,217)	$ (10,964)
Basic and diluted net loss per share [1]	$ (0.13)	$ (0.13)	$ (0.15)	$ (0.18)
Shares used in computation of basic and diluted net loss per share	59,278	59,715	59,931	60,968

(1) Basic and diluted net loss per share amounts are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted net income (loss) per share information may not equal annual basic and diluted net income (loss) per share.

Note 12 — Related Party Transactions

During the six months ended December 31, 2012 and the years ended June 30, 2012, 2011, and 2010, the Company paid Dr. Gwen Fyfe, a former member of our Board of Directors, approximately $0, $89,000, $490,000 and $97,000, respectively, for consulting services under a Consulting Agreement entered into prior to Dr. Fyfe joining the Company's Board in December 2010. In November 2011, the Company entered into an amendment (the "Amendment") to its Consulting Agreement with Dr. Fyfe. The Amendment provided that Dr. Fyfe would receive a lump sum of $50,000 and that she will continue to provide limited consulting services to the Company for a period of two years. Payment of the $50,000 lump sum occurred in November 2011. In addition, the options to purchase 330,000 shares of the Company's common stock previously granted to Dr. Fyfe in connection with her consulting services continued to vest through November 30, 2011 and shall remain exercisable for a period of two years following the date of the Amendment. Dr. Fyfe did not stand for reelection at the Company's December 15, 2011 Annual Meeting of Stockholders. Options granted to Dr. Fyfe upon her initial election to the Board continued to vest through December 15, 2011; all such vested options and all additional options received by Dr. Fyfe in connection with her Board service shall remain exercisable for a period of three years from this date.

Robert W. Duggan, the Company's Chairman of the Board of Directors and Chief Executive Officer, participated in the Company's 2011 and 2010 Registered Direct Offerings for a total of $6,000,000 and $7,000,000, respectively.

Note 13 — Subsequent Events

On February 12, 2013, the Company announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation to the Company's investigational oral agent ibrutinib monotherapy for the treatment of patients with relapsed or refractory mantle cell lymphoma (MCL) and to ibrutinib monotherapy for the treatment of patients with Waldenström's macroglobulinemia (WM), both of which are B-cell malignancies.

The Breakthrough Therapy Designation is intended to expedite the development and review of a potential new drug for serious or life-threatening diseases where "preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development." The designation of a drug as a Breakthrough Therapy was enacted as part of the 2012 Food and Drug Administration Safety and Innovation Act.

Note 14 — Transition Period Comparative Data (unaudited)

The following table presents certain financial information for the six months ended December 31, 2012 and 2011, respectively:

	(in thousands, except per share data) Six Months Ended December 31,	
	2012	2011
		(unaudited)
Statement of Operations Data:		
Revenue:		
License and milestone revenue	$ 155,000	$ 77,605
Collaboration services revenue	5,658	335
Total revenue	160,658	77,940
Operating expenses:		
Research and development	46,639	23,324
Less: Excess Amounts related to Research and development (See Note 4)	(17,306)	—
Research and development, net	29,333	23,324
General and administrative	12,093	7,294
Less: Excess Amounts related to General and administrative (See Note 4)	(819)	—
General and administrative, net	11,274	7,294
Total operating expenses	40,607	30,618
Income (loss) from operations	120,051	47,322
Interest income	137	68
Other income (expense), net	(8)	(24)
Income (loss) before income taxes	120,180	47,366
Income tax (provision) benefit	(2,647)	(5,651)
Net income (loss)	$ 117,533	$ 41,715
Net income (loss) per share:		
Basic	$ 1.69	$ 0.61
Diluted	$ 1.58	$ 0.58
Weighted average shares used to compute net income (loss) per share:		
Basic	69,676	68,491
Diluted	74,408	71,312
Statement of Cash Flows Data:		
Net cash provided by (used in) operating activities	$ 110,694	$ 123,904
Net cash (used in) provided by investing activities	(6,386)	13,063
Net cash provided by financing activities	5,229	5,490
Increase in cash and cash equivalents	$ 109,537	$ 142,457

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

Not Applicable.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures:

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Executive Vice President, Finance, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by this Transition Report on Form 10-K, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Executive Vice President, Finance, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Executive Vice President, Finance concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management's Annual Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Executive Vice President, Finance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on our internal control over financial reporting. The report on the audit of internal control over financial reporting is included in Item 8 in this Transition Report on Form 10-K.

(c) Changes in Internal Control Over Financial Reporting:

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this Item 10 is hereby incorporated by reference to the information under the captions, (i) "Election of Directors," (ii) "Audit Committee," (iii) "Code of Business Conduct and Ethics" and (iv) "Section 16(a) Beneficial Ownership Reporting Compliance," contained in our Definitive Proxy Statement to be filed with the Securities and Exchange Commission no later than 120 days from the end of our transition period ended December 31, 2012.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to the information under the caption "Executive Compensation and Other Information" in the Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 with respect to stock ownership of certain beneficial owners and management and securities authorized for issuance under equity compensation plans are incorporated by reference to the information under the captions "Stock Ownership of Management and Certain Beneficial Owners" and "Securities Authorized For Issuance Under Equity Compensation Plans" in the Definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item 13 is incorporated by reference to the information under the caption "Certain Relationships and Related Transactions" in the Definitive Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference to the information in the Definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. **Financial Statements**

See Index to Financial Statements under Item 8 on page 66.

(a) 2. **Financial Statement Schedules**

The following financial statement schedule is filed as part of this Annual Report on Form 10-K:

Schedule II - Valuation and Qualifying Accounts and Reserves

Schedule II: Valuation and Qualifying Accounts and Reserves
(in thousands)

	Balance at Beginning of Period	Additions	Write-offs/Adjustments	Balance at End of Period
Income Tax Valuation Allowance:				
Six months ended December 31, 2012	$ 70,001	$ —	$ (38,086)	$ 31,915
Fiscal year ended June 30, 2012	$ 79,161	$ —	$ (9,160)	$ 70,001
Fiscal year ended June 30, 2011	$ 62,472	$ 16,689	$ —	$ 79,161
Fiscal year ended June 30, 2010	$ 58,426	$ 4,046	$ —	$ 62,472

All other schedules have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the financial statements or notes thereto.

(a) 3. **Exhibits**

See Index to Exhibits beginning on page 105.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMACYCLICS, INC.

Dated: February 26, 2013

By: /s/ ROBERT W. DUGGAN

Robert W. Duggan
Chairman of the Board & Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Robert W. Duggan and Joshua T. Brumm, or either of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT W. DUGGAN Robert W. Duggan	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 26, 2013
/s/ JOSHUA T. BRUMM Joshua T. Brumm	Executive Vice President, Finance (Principal Financial and Accounting Officer)	February 26, 2013
/s/ ROBERT F. BOOTH, Ph.D. Robert F. Booth, Ph.D.	Director	February 26, 2013
/s/ KENNETH A. CLARK Kenneth A. Clark	Director	February 26, 2013
/s/ ERIC H. HALVORSON Eric H. Halvorson	Director	February 26, 2013
/s/ MINESH P. MEHTA, M.D. Minesh P. Mehta, M.D	Director	February 26, 2013
/s/ DAVID D. SMITH, Ph.D. David D. Smith, Ph.D.	Director	February 26, 2013
/s/ RICHARD A. VAN DEN BROEK Richard A. van den Broek	Director	February 26, 2013

EXHIBITS INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2008).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).
3.3	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).
4.1	Specimen Certificate of the Company's Common Stock (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
4.2*	Stock Purchase Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.1*	Patent License Agreement entered into between the Company and The University of Texas, Austin entered into on or about July 1, 1991 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.2	Lease Agreement entered into between the Company and New England Mutual Life Insurance Company dated as of June 17, 1993, as amended on July 22, 1993, and as further amended on March 1, 1994 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048).
10.3+	The Company's 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).
10.4+	The Company's Employee Stock Purchase Plan as amended and restated on October 25, 2011 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).
10.5+	Form of Notice of Grant of Stock Option generally to be used under the 1995 Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.6+	Form of Stock Option Agreement (incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8, Commission File No. 333-52881).
10.7+	Form of Addendum to Stock Option Agreement (Special Tax Election) (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.8+	Form of Addendum to Stock Option Agreement (Involuntary Termination following Change in Control) (incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.9+	Form of Notice of Grant of Automatic Stock Option (Initial Grant) (incorporated by reference to Exhibit 99.8 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.10+	Form of Notice of Grant of Automatic Stock Option (Annual Grant) (incorporated by reference to Exhibit 99.9 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.11+	Form of Employee Stock Purchase Plan Enrollment/Change Form (incorporated by reference to Exhibit 99.12 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).
10.12+	Form of Stock Purchase Agreement (incorporated by reference to Exhibit 99.13 to the Company's Registration Statement on Form S-8, Commission File No. 33-98514).

10.13	Lease and Lease Termination Agreement dated June 14, 2000 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.49 to the Annual Report on Form 10-K for the year ended June 30, 2001).
10.14	First Amendment to New Lease dated April 10, 2001 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K for the year ended June 30, 2001).
10.15	Second Amendment to New Lease dated June 29, 2001 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.51 to the Annual Report on Form 10-K for the year ended June 30, 2001).
10.16	Third Amendment to New Lease dated February 5, 2003 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).
10.17+	The Company's 2004 Equity Incentive Award Plan (the "2004 Plan") as amended and restated on October 25, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2011).
10.18+	Form of Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2004).
10.19+	Form of Non-employee Director Option Agreement for the 2004 Plan (incorporated by reference from Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on December 22, 2004).
10.20+	Form of Amendment to Form of Notice of Grant of Stock Option used under the Company's 1995 Stock Option Plan (the "1995 Plan") (incorporated by reference to Exhibit 10.5 to the quarterly Report on Form 10-Q for the quarter ended December 31, 2004).
10.21	First Amendment To Patent License Agreement entered into on or about July 1, 1991 by and between the Company and the University of Texas System, Austin (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).
10.22*	Assignment Agreement By and Between Pharmacyclics, Inc. and Applera Corporation dated April 7, 2006 (incorporated by reference to Exhibit 10.64 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
10.23	Fourth Amendment to New Lease dated August 14, 2006 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2006).
10.24	Fifth Amendment to New Lease dated July 11, 2008 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 15, 2008).
10.25*	Amendment No. 1 to Assignment Agreement by and between Pharmacyclics, Inc. and Applera Corporation dated May 12, 2008 (incorporated by reference to Exhibit 10.68 to the Company's Annual Report on Form 10-K for the year ended June 30, 2008).
10.26+	Form of Restricted Stock Award Agreement for the 2004 Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).
10.27+	Offer letter dated April 13, 2006 by and between the Company and David J. Loury, Ph.D. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2008).

10.28+	Severance benefit agreement dated November 5, 2008 by and between the Company and David J. Loury, Ph.D. (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2008).
10.29*	Amendment No. 2 to Assignment Agreement by and between Pharmacyclics, Inc. and Celera Corporation dated March 2, 2009 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).
10.30*	Amendment No. 3 to Assignment Agreement by and between Pharmacyclics, Inc. and Celera Corporation dated March 30, 2009 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).
10.31+	Offer letter dated February 5, 2009 by and between the Company and Rainer M. Erdtmann (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009).
10.32*	Collaboration Agreement by and between Pharmacyclics, Inc. and Les Laboratoires Servier and Institut de Recherches Internationales Servier dated April 9, 2009 (incorporated by reference to Exhibit 10.83 to the Company's Annual Report on Form 10-K for the year ended June 30, 2009).
10.33*	Drug Supply Agreement by and between Pharmacyclics, Inc. and Les Laboratoires Servier dated December 18, 2009 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2009).
10.34	Sixth Amendment to New Lease dated January 20, 2011 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2011).
10.35	Form of Stock Purchase Agreement by and between the Company and various institutional investors dated June 17, 2011 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2011).
10.36	Consulting Agreement by and between Gwendolyn Fyfe and the Company dated May 10, 2010 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).
10.37	Amendment to Consulting Agreement by and between Gwendolyn Fyfe and the Company dated November 8, 2011 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).
10.38*	Collaboration and License Agreement by and between the Company and Janssen Biotech, Inc. dated as of December 8, 2011 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended December 31, 2011).
10.39	Seventh Amendment to New Lease dated February 14, 2012 by and between the Company and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).
10.40	Amendment No. 1 to the Collaboration Agreement by and between the Company and Les Laboratoires Servier and Institut De Recherches Internationales Servier dated as of January 5, 2012 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).
10.41**	License Agreement by and between the Company and Novo Nordisk A/S. dated as of October 4, 2012.
21.1	Subsidiaries of the Company.

23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 104).
31.1	Section 302 Certification of Chief Executive Officer.
31.2	Section 302 Certification of Chief Financial Officer.
32.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

---

* Confidential treatment has been granted as to certain portions of this agreement.

** Confidential treatment has been requested as to certain portions of this agreement.

+ Indicates a management contract or compensatory plan or arrangement.



PHARMACYCLICS, INC.
995 East Arques Avenue
Sunnyvale, California 94085

April 9, 2013

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc. (the "Company"), which will be held at 1:00 p.m. local time on Thursday May 9, 2013 at the Company's offices, 995 East Arques Avenue, Sunnyvale, California 94085. The Annual Meeting will be held for the following purposes:

1. to elect seven (7) directors to serve until the 2014 annual meeting or until their successors are elected and qualified;
2. to amend the Company's Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to increase the maximum number of shares available for issuance under the Employee Stock Purchase plan by an additional 300,000 shares;
3. to consider and approve an advisory resolution regarding the compensation of the Company's named executive officers;
4. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013; and
5. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The enclosed Notice of Annual Meeting of Stockholders and Proxy Statement more fully describe the details of the business to be conducted at the Annual Meeting.

After careful consideration, the Company's Board of Directors has unanimously approved proposals 1, 2, 3 and 4 and recommends that you vote IN FAVOR OF each such proposal.

After reading the Proxy Statement, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. If you later decide to attend the Annual Meeting in person and vote by ballot, only your vote at the Annual Meeting will be counted.

We look forward to seeing you at the Annual Meeting.

Sincerely,

/s/ Robert W. Duggan

Robert W. Duggan
Chairman of the Board and Chief Executive Officer

IMPORTANT

Please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope so that your shares may be voted if you are unable to attend the Annual Meeting.

PHARMACYCLICS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 9, 2013

TO THE STOCKHOLDERS OF PHARMACYCLICS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), will be held at 1:00 p.m. local time on May 9, 2013 at the Company's offices, 995 East Arques Avenue, Sunnyvale, CA 94085, for the following purposes:

1. to elect seven (7) directors to serve until the 2014 annual meeting or until their successors are elected and qualified;

2. to amend the Company's Employee Stock Purchase Plan (the "Employee Stock Purchase Plan") to increase the maximum number of shares available for issuance under the Employee Stock Purchase plan by an additional 300,000 shares;

3. to consider and approve an advisory resolution regarding the compensation of the Company's named executive officers;

4. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013; and

5. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on March 28, 2013 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof. A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection at the Company's principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085, for a period of ten (10) days immediately prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting. However, to assure your representation at the meeting, please carefully read the accompanying Proxy Statement, which describes the matters to be voted upon at the Annual Meeting. Then, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to ensure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual

Meeting. If you decide to attend the Annual Meeting, and vote by ballot, only your vote at the Annual Meeting will be counted. The prompt return of your proxy card will assist us in preparing for the Annual Meeting.

This proxy statement and the accompanying Proxy were first mailed to all stockholders entitled to vote at the Annual Meeting on or about April 9, 2013.

Sincerely,

/s/ Richard B. Love
Secretary

Sunnyvale, California
April 9, 2013

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE.

PROXY STATEMENT
OF
2013 ANNUAL MEETING OF STOCKHOLDERS
GENERAL INFORMATION

Why am I receiving these materials?

Pharmacyclics, Inc. (the "*Company*") has delivered printed versions of these materials to you, in connection with the Company's solicitation of proxies for use at the 2013 annual meeting of stockholders (the "*Annual Meeting*") to be held on Thursday, May 9, 2013 at 1:00 p.m. local time and at any postponement(s) or adjournment(s) thereof. These materials were first sent or made available to stockholders on April 9, 2013. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement (the "*Proxy Statement*"). The Annual Meeting will be held at the Company's offices, 995 East Arques Avenue, Sunnyvale, California 94085.

What is included in these materials?

These materials include:

- This Proxy Statement for the Annual Meeting;

- The Company's Transition Report on Form 10-K for the transition period ended December 31, 2012, as filed with the Securities and Exchange Commission (the "*SEC*") on February 26, 2013 (the "*Transition Report*"); and

- The proxy card or vote instruction form for the Annual Meeting.

What items will be voted on at the Annual Meeting?

Stockholders will vote on four items at the Annual Meeting:

- The election of seven (7) directors to serve until the 2014 Annual Meeting of Stockholders and until their successors are duly elected and qualify (Proposal No. 1);

- An amendment of the Company's Employee Stock Purchase Plan (the "*Employee Stock Purchase Plan*") to increase the maximum number of shares available for issuance under the Employee Stock Purchase plan by an additional 300,000 shares (Proposal No. 2);

- To consider and approve an advisory resolution regarding the compensation of the Company's named executive officers (Proposal No. 3); and

- To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 (Proposal No. 4).

What are the Board's voting recommendations?

The Board recommends that you vote your shares:

- "FOR" each of the nominees to the Board (Proposal No. 1);
- "FOR" the amendment of the Company's Employee Stock Purchase Plan (Proposal No. 2);
- "FOR" the approval of the advisory resolution regarding the compensation of the Company's named executive officers (Proposal No. 3); and
- "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2013 (Proposal No. 4).

Where are the Company's principal executive offices located and what is the Company's main telephone number?

The Company's principal executive offices are located at 995 East Arques Avenue, Sunnyvale, California 94085. The Company's main telephone number is (408) 774-0330.

What is the Company's fiscal year?

The Company recently changed its fiscal year end from June 30 to December 31 and filed the Transition Report for the six month transition period ended December 31, 2012. Unless otherwise stated, all information presented in this Proxy Statement is based on the Company's transition period.

How may I obtain an additional set of proxy materials?

All stockholders may write to us at the following address to request an additional copy of these materials:

Pharmacyclics, Inc.
995 East Arques Avenue
Sunnyvale, California 94085
Attention: Corporate Secretary

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Who may vote at the Annual Meeting?

Each share of the Company's common stock has one vote on each matter. Only stockholders of record as of the close of business on March 28, 2013 (the "*Record Date*") are entitled to receive notice of, to attend, and to vote at the Annual Meeting. As of the Record Date, there were 72,778,875 shares of the Company's common stock issued and outstanding, held by 93 holders of record.

What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with the Company's transfer agent, Computer Share Investor Services, LLC, you are considered the stockholder of record with respect to those shares, and the proxy card was sent directly to you by the Company.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the "beneficial owner" of shares held in "street name." The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form."

How do I vote?

You may vote using any of the following methods:

- *Proxy card.* Be sure to complete, sign and date the card and return it in the prepaid envelope.

- *By telephone or the Internet.* If you own shares held in street name, you will receive voting instructions from your bank, broker or other nominee and may vote by telephone or on the Internet if they offer that alternative.

- *In person at the Annual Meeting.* All stockholders may vote in person at the Annual Meeting. You may also be represented by another person at the Annual Meeting by executing a proper proxy designating that person. If you own shares held in street name, you must obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of election with your ballot when you vote at the Annual Meeting.

What is the deadline for voting my shares?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting.

If you hold shares beneficially in street name, please follow the voting instructions provided by your broker, bank or nominee. You may vote these shares in person at the

Annual Meeting only if at the Annual Meeting you provide a legal proxy obtained from your broker, bank or nominee.

How can I attend the Annual Meeting?

You are entitled to attend the Annual Meeting only if you were a stockholder of the Company as of the close of business on the Record Date, or if you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are a stockholder of record, your name will be verified against the list of stockholders of record on the Record Date prior to your admission to the Annual Meeting. If you are not a stockholder of record, but hold shares through a broker, bank or nominee (i.e., in street name), you should provide proof of beneficial ownership on the Record Date, such as your most recent account statement prior to March 28, 2013, a copy of the voting instruction card provided by your broker, bank or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above, you will not be admitted to the Annual Meeting.

The Annual Meeting will begin promptly on May 9, 2013 at 1:00 p.m., local time. You should allow adequate time for check-in procedures.

What are the voting requirements with respect to each of the proposals?

In the election of directors (Proposal No. 1), each director receiving an affirmative ("FOR") plurality of the votes cast will be elected. You may withhold votes from any or all nominees.

The proposal to approve an advisory resolution regarding the compensation of the Company's named executive officers (Proposal No. 2) requires the affirmative ("FOR") votes of a majority of the votes cast on the matter. Thus, abstentions will not affect the outcome of the vote on the proposal.

The proposal to approve an advisory resolution regarding the compensation of the Company's named executive officers (Proposal No. 3) requires the affirmative ("FOR") votes of a majority of the votes cast on the matter. Thus, abstentions will not affect the outcome of the vote on the proposal.

The proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 (Proposal No. 4) requires the affirmative ("FOR") votes of a majority of the votes cast on the matter. Thus, abstentions will not affect the outcome of the vote on the proposal.

How are votes counted?

For the election of directors, you may vote "FOR" all or some of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN," the abstention will be counted for the purpose of establishing a quorum, but otherwise will have no effect on the outcome of the vote.

What can I do if I change my mind after I vote my shares?

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- sending written notice of revocation to our Corporate Secretary;
- submitting a new, proper proxy dated later than the date of the revoked proxy; or
- attending the Annual Meeting and voting in person.

If you own shares held in street name, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the previous question. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

What is the quorum requirement for the Annual Meeting?

A majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting in person or by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if you:

- Are entitled to vote and you are present in person at the Annual Meeting; or
- Have properly voted on the Internet, by telephone or by submitting a proxy card by mail.

If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

How are proxies voted?

All shares represented by valid proxies received prior to the Annual Meeting will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instructions.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- Indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board; or
- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Robert W. Duggan and Joshua T. Brumm, and each of them, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions then, under applicable rules, the organization that holds your shares may generally vote on "routine" matters but cannot vote on "non-routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

The ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 (Proposal No. 4) is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposal No. 4.

The election of directors (Proposal No. 1), the amendment to the Company's Employee Stock Purchase Plan (Proposal No. 2), and the advisory resolution approving the compensation of the Company's named executive officers (Proposal No. 3) are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore broker non-votes may exist in connection with Proposals No. 1, No. 2, and No. 3.

Can my shares be voted if I do not return my proxy card or voting instruction card and do not attend the Annual Meeting?

If you do not vote your shares held of record (registered directly in your name, not in the name of a bank or broker), your shares will not be voted.

If you do not vote your shares held in street name with a broker, your broker will not be authorized to vote on most items being put to a vote, including the election of directors. If your broker is not able to vote your shares, they will constitute "broker non-votes," which are counted for the purpose of determining the presence of a quorum, but otherwise do not affect the outcome of any matter being voted on at a stockholder meeting.

Can my broker vote my shares for me on the election of directors?

No. Brokers may not use discretionary authority to vote shares on the election of directors if they have not received instructions from their clients. Please provide voting instructions on the election of directors so your vote can be counted.

How many votes do I have?

You are entitled to one vote for each share of common stock that you hold. As of the Record Date, there were 72,778,875 shares of common stock outstanding.

Is cumulative voting permitted for the election of directors?

The Company does not use cumulative voting for the election of directors.

What happens if a nominee for director does not stand for election?

If for any reason any nominee does not stand for election, any proxies that are received will be voted in favor of the remaining nominees and may be voted for a substitute nominee in place of the nominee who does not stand. The Company has no reason to expect that any of the nominees will not stand for election.

What happens if additional matters are presented at the Annual Meeting?

Other than the four items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Robert W. Duggan and Joshua T. Brumm, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to the Company's management and the Board.

How can I obtain the Company's corporate governance information?

The following information is available in print to any stockholder who requests it:

- Restated Certificate of Incorporation of the Company, as amended
- Amended and Restated By-laws of the Company
- The charters of the following committees of the Board: the Audit Committee, the Nominating Committee and the Compensation Committee

- Code of Business Conduct and Ethics
- Policy regarding stockholder communications with the Board

How may I obtain the 2012 Transition Report and other financial information?

A copy of the 2012 Transition Report is enclosed with this Proxy Statement. Stockholders may request another free copy of the 2012 Transition Report and other financial information by contacting the Company at:

Pharmacyclics, Inc.
995 East Arques Avenue
Sunnyvale, California 94085
Attention: Corporate Secretary

Alternatively, current and prospective investors can access the 2012 Transition Report at http://ir.pharmacyclics.com/annuals.cfm. We will also furnish any exhibit to the 2012 Transition Report if specifically requested. Our SEC filings are also available free of charge at the SEC's website, www.sec.gov, and at the Investor Relations; SEC Filings, portion of our website, http://www.pharmacyclics.com/.

What if I have questions for the Company's transfer agent?

Please contact our transfer agent at the telephone number or address listed below with any questions concerning stock certificates, transfer of ownership or other matters pertaining to your stock account.

Jim Walsh
Computershare Investor Services, LLC
250 Royall Street
Canton, Massachusetts 02021
(781) 575-3008

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in the Company's Current Report on Form 8-K, which the Company is required to file with the SEC within four business days following the Annual Meeting.

Who is paying for the cost of this proxy solicitation?

The Company is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes.

In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to stockholders.

What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2014 annual meeting of stockholders?

Requirements for Stockholder Proposals to Be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to the 2014 annual meeting of stockholders must be received no later than December 10, 2013. In addition, all proposals will need to comply with Rule 14a-8 under the Securities Exchange Act of 1934 (the "*Exchange Act*"), which lists the requirements for the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals must be delivered to the Company's Corporate Secretary by mail at 995 East Arques Avenue, Sunnyvale, California 94085.

Requirements for Stockholder Proposals to Be Brought Before the 2014 Annual Meeting of Stockholders and Director Nominations. Notice of any proposal that a stockholder intends to present at the 2014 annual meeting of stockholders, but does not intend to have included in the proxy statement and form of proxy relating to the 2014 annual meeting of stockholders, as well as any director nominations, must be delivered to the Company's Corporate Secretary by mail at 995 East Arques Avenue, Sunnyvale, California 94085, not earlier than the close of business on January 9, 2014 and not later than the close of business on February 8, 2014. In addition, the notice must set forth the information required by the Company's bylaws with respect to each director nomination or other proposal that the stockholder intends to present at the 2014 annual meeting of stockholders.

Who can help answer my questions?

If you have any questions about the Annual Meeting or how to vote or revoke your proxy, please contact us at:

Pharmacyclics, Inc.
995 East Arques Avenue
Sunnyvale, California 94085
Attention: Corporate Secretary

Important Notice Regarding The Availability Of Proxy Materials For The Stockholders Meeting To Be Held On May 9, 2013

Under rules adopted by the Securities and Exchange Commission ("SEC"), we are now furnishing proxy materials on the Internet in addition to mailing paper copies of the materials to each stockholder of record. This Proxy Statement and our Transition Report on Form 10-K for the transition period ended December 31, 2012 are available at: http://ir.pharmacyclics.com/annuals.cfm

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

PROPOSAL ONE – ELECTION OF DIRECTORS

At the Annual Meeting, a Board consisting of seven (7) members will be elected to serve until the Company's next Annual Meeting or until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal. The independent members of the Board have accepted the recommendation of the Nominating and Corporate Governance Committee and have selected seven (7) nominees, all of whom are current directors of the Company. Each person nominated for election has agreed to serve if elected, and the Company has no reason to believe that any nominee will be unavailable or will decline to serve. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them IN FAVOR OF each of the nominees named below. The seven (7) candidates receiving the highest number of affirmative votes of all of the Votes Cast at the Annual Meeting will be elected. If any nominee is unable to or declines to serve as a director, the Proxies may be voted for a substitute nominee designated by the Nominating and Corporate Governance Committee.

Vote Required and Board Recommendation

The seven (7) nominees receiving the highest number of affirmative votes of the shares present in person or represented by Proxy and entitled to vote at the Annual Meeting shall be elected as directors of the Company.

The Board recommends that stockholders vote IN FAVOR OF the election of each of the following nominees to serve as directors of the Company.

Information with Respect to Director Nominees

Set forth below is information regarding the nominees.

Name	Age	Position(s) with the Company	Director Since
Robert W. Duggan	68	Director, Chairman and CEO	2007
Robert F. Booth, Ph.D.	59	Director	2010
Kenneth A. Clark	54	Director	2012
Eric H. Halvorson	64	Director	2011
Minesh P. Mehta, M.D.	55	Director	2008
David D. Smith, Ph.D.	42	Director	2008
Richard A. van den Broek	47	Director	2009

Business Experience of Directors

Mr. Duggan has been a member of our Board since September 2007 and has served as Chief Executive Officer since September 2008. Mr. Duggan served as Chairman of the Board of Directors of Computer Motion, Inc., a computerized surgical systems company, from 1990 to 2003 and Chief Executive Officer from 1997. Computer Motion was acquired by Intuitive Surgical, Inc. in 2003. Mr. Duggan served on the Intuitive Surgical, Inc. Board from 2003 through March 2011. Mr. Duggan has been a private venture investor for more than 30 years and has participated as a director of, investor in, and advisor to numerous small and large businesses in the medical equipment, computer local and wide area network, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communication industries. Mr. Duggan has also assisted in corporate planning, capital formation and management for his various investments. He received a U.S. Congressman's Medal of Merit from Ron Paul in 1985 and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac. He is a member of the University of California at Santa Barbara Foundation Board of Trustees. With over 10 years of combined service as Chief Executive Officer of two innovative health care companies and with a career spanning over 30 years as a venture investor and advisor for a broad range of companies, Mr. Duggan brings extensive expertise in vision, strategic development, planning, finance and management to our Board.

Dr. Booth joined the Company as a director in December 2010. Dr. Booth is currently the Chief Executive Officer of Virobay, Inc., a drug discovery and development company. Dr. Booth was also the Executive Chairman of Virobay, Inc. from 2006 to 2010 and served concurrently as an Operating Partner and Senior Advisor at TPG Biotech, a venture capital company. From 2006 to 2007, Dr. Booth served as the acting Chief Scientific Officer of Galleon Pharmaceuticals, a company which is developing new therapeutics for diseases of the respiratory system. From 2002 to 2006, Dr. Booth was the Chief Scientific Officer at Celera Genomics, where he was responsible for leading all discovery and development activities. The therapeutic areas pursued by Celera included oncology, autoimmunity, respiratory diseases and thrombosis. Dr. Booth was Senior Vice President at Roche Bioscience from 1989 to 2002, and was responsible for research and early development activities in the therapeutic areas of inflammation, autoimmunity, respiratory diseases, transplantation, bone diseases and viral diseases. Dr. Booth was a member of the Global Research Management Team and a member of the Business Development Committee, which oversaw licensing opportunities for Roche. During his time at Roche, Dr. Booth managed R&D organizations in both the United States and Europe. The Biology team for which Dr. Booth was responsible in the United Kingdom discovered and contributed to the development of saquinavir, the first HIV protease inhibitor to be launched. This achievement was recognized by the winning of the Prix Galien for Roche. Dr. Booth is currently Chairman of the Scientific Advisory Board and a Board Observer at Galleon Pharmaceuticals and a member of the Scientific Advisory Board of ShangPharma and Elcelyx Therapeutics. Dr. Booth is also an advisor to Glialogix Inc. and to the SPARK program at Stanford University. Dr. Booth received his Ph.D. and B.Sc. from the University of London in the field of biochemistry.

With over 25 years of experience in biopharmaceutical companies in Europe and the USA as well as his experience with the venture capital industry, Dr. Booth brings extensive technical and business expertise to our Board.

Mr. Clark has been a director of the Company since November 2012. Mr. Clark has been a member of the law firm Wilson Sonsini Goodrich & Rosati, PC, since 1993, and currently serves as a member of its Board of Directors. His practice has focused on strategic transactions in the biopharmaceutical industry for over 25 years, and has included several of the largest partnering transactions in the industry over that period. He holds a B.A. degree from Vanderbilt University and a law degree from the University of Texas at Austin.

With extensive experience in the biopharmaceutical industry and his more than twenty-five (25) years of experience with growth enterprises, Mr. Clark's qualifications are of considerable importance to our Board.

Mr. Halvorson was elected as a director of the Company in December 2011. Mr. Halvorson is engaged in the practice of law and has been Of Counsel to the law firm of Stowell, Zeilenga, Ruth, Vaughn & Treiger, LLP since 2010. Mr. Halvorson was President and Chief Operating Officer of Salem Communications Corporation from 2007 to 2008. He was Executive Vice President and Chief Operating Officer of Salem Communications Corporation from 1995 to 2000. Prior to becoming Chief Operating Officer, he was the company's Vice President and General Counsel for ten years. Mr. Halvorson was a member of the Board of Directors of Salem Communications Corporation from 1988 to 2008. He has been a member of the Board of Directors of Intuitive Surgical, Inc. since 2003. From 2000-2003, 2005-2007 and 2009-2011, Mr. Halvorson was Executive in Residence at Pepperdine University and Adjunct Professor of Law at Pepperdine Law School. From 2003-2005, Mr. Halvorson served as President and Chief Executive Officer of The Thomas Kinkade Company. He was a partner at Godfrey & Kahn, a law firm based in Milwaukee, Wisconsin, from 1976-1985. Mr. Halvorson holds a B.S. in Accounting from Bob Jones University and a J.D. from Duke University School of Law.

With his substantial business, financial, legal and operational experience developed from working in a broad assortment of fields, Mr. Halvorson's qualifications are of considerable importance to our Board.

Dr. Mehta was elected as a director of the Company in September 2008. Dr. Mehta is internationally recognized with respect to human clinical drug trial strategy, design and execution and has managed national and international trials of all sizes including International Phase 3 trials. He was Professor in the Department of Human Oncology at the University of Wisconsin's School of Medicine and Public Health from 2002-2010, including being the Program Leader of the Imaging and Radiation Sciences Program of the Paul P. Carbone Comprehensive Cancer Center (UWCCC). Dr. Mehta was Chairman of the Department of Human Oncology from 1997 to 2007. From 2010-2012, he served as Professor of Radiation Oncology at Northwestern University in Chicago. Currently (since October 2012), he is Professor of Radiation Oncology at University of Maryland, and Director of the Maryland Proton Treatment Center in Baltimore, Maryland. He has been a member of the Board of Directors of the American Society for Therapeutic Radiology and Oncology (ASTRO) since 2006 and Chair of the Radiation Therapy Oncology Group (RTOG) Brain Tumor Committee since 1998. From 1997 to 2001, he served as an ad-hoc member of the FDA's Technology Assessment Committee and from 2001 to 2005, he served on and eventually Chaired the FDA Radiological Devices Panel. He has more than 400 publications to his credit, especially in the areas of radiation therapy and translational and clinical cancer research. Dr. Mehta obtained his medical degree at the University of Zambia in 1981 and commenced his residency there at the Ndola Central Hospital. He moved to the University of Wisconsin, Madison, in 1984 and completed his residency in radiation oncology in 1988 when he took up an Assistant Professorship in Human Oncology, was promoted to Associate Professor and became the Director of the Radiation Oncology Residency Training Program. After serving as Vice-Chairman and Interim Chairman, Dr. Mehta became Chair of Human Oncology and also a Professor in the Department of Neurological Surgery. Dr. Mehta has authored over 100 clinical protocols.

With his vast practical and academic oncology background, experience serving on several Scientific Advisory Boards and the experience gained from developing and managing a multi center radiotherapy academic-community system, Dr. Mehta provides our Board with medical and scientific expertise as well as the benefit of his significant knowledge of all aspects of clinical drug trial strategy, design and execution.

Dr. Smith was elected as a director of the Company in October 2008. Dr. Smith is a professor of biostatistics at City of Hope, a cancer research hospital in Los Angeles and holds a B.A. in Mathematics and a Ph.D. in Statistics. After his dissertation on integrating and synthesizing information in clinical and observational studies in oncology, he served as a Biostatistical Reviewer for the Division of Oncology Drug Products, U.S. Food and Drug Administration (FDA) for 3 years. During his tenure at the FDA, he reviewed more than 40 chemotherapy INDs and NDAs. He represented the FDA statistical perspective at five Oncologic Drugs Advisory Committee sessions, including three on the problems of missing data in outcomes research. After leaving the FDA in 2000, he went to City of Hope and the front lines of cancer research. While at City of Hope, he has designed and analyzed over 50 solid tumor and hematology protocols at all levels of development, from pre-clinical and marker discovery studies to Phase II/III trials. Dr. Smith has been a co-investigator on grants from the National Cancer Institute, National Institutes of Health, the American Cancer Society, the Susan G. Komen Breast Cancer Foundation and the Leukemia-Lymphoma Society. Dr. Smith is an author and coauthor of over 40 papers in peer-reviewed biostatistics, oncology, surgery, radiation, and immunology journals.

Dr. Smith provides our Board with the benefit of his experience as an FDA reviewer and his continuing professional interactions with the FDA, including preparing correspondence and developing clinical trial methodology alongside FDA statisticians.

Mr. van den Broek joined the Company as a director in December 2009. Since 2004, Mr. van den Broek has been Managing Partner of HSMR Advisors, LLC, an investment fund focused on the biotechnology industry. From 2000 through 2003 he was a Partner at Cooper Hill Partners, LLC, an investment fund focused on the healthcare sector. Prior to that Mr. van den Broek had a ten year career as a biotech analyst, starting at Oppenheimer & Co., then Merrill Lynch, and finally at Hambrecht & Quist. Mr. van den Broek is a Director and member of the Strategy Committee of Strategic Diagnostics, Inc. and is a Director and member of the Remuneration Committee of Pharmaxis, Ltd., which is an Australia listed company. He is a graduate of Harvard University and is a Chartered Financial Analyst.

With his experience as a Partner in investment funds with investments in a wide variety of biotechnology and other healthcare companies and his years as a respected biotechnology analyst, Mr. van den Broek brings deep industry and financial expertise to our Board.

There are no family relationships among executive officers or directors of the Company.

Board Meetings, Independence, Committees and Compensation

We have changed our fiscal year end from June 30 to December 31.

Our Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. During the six month transition period ended December 31, 2012, the Board held three meetings. All directors attended at least 75% of the aggregate of all meetings of our Board and of the committees on which they served during the six month transition period ended December 31, 2012.

Current committee membership is as follows:

Current Directors:	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Robert W. Duggan	Chairman			
Robert F. Booth, Ph.D.	Member		Member	Chairman
Kenneth A. Clark	Member			
Eric H. Halvorson	Member	Chairman		Member
Minesh P. Mehta, M.D.	Member	Member		
David D. Smith, Ph.D.	Member		Member	Member
Richard A. van den Broek	Member	Member	Chairman	Member

Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting, the Board encourages directors to attend. One of the current Board members attended our 2012 annual stockholder meeting.

The Board has determined that, other than Mr. Duggan, all of the members of the Board during the six month transition period ended December 31, 2012 were "independent" as that term is defined in the Nasdaq Marketplace Rules. Mr. Duggan is not considered independent because he is an executive officer of the Company. The Board has further determined that each of Eric H. Halvorson, Richard A. van den Broek and Minesh P. Mehta, M.D., the members of the Company's Audit Committee, satisfy the more restrictive independence requirements for Audit Committee members set forth in United States securities laws. The Board considered that Mr. Clark has been a member of the law firm Wilson Sonsini Goodrich & Rosati, PC ("WSGR"), since 1993, and currently serves as a member of its Board of Directors and that the Company has paid fees to WSGR during the transition period ended December 31, 2012 and the fiscal years ended June 30, 2012, 2011 and 2010. The Company determined that such fees paid to WSGR were less than 5% of the recipient's consolidated gross revenue for the transition period ended December 31, 2012 and the fiscal years ended June 30, 2012, 2011 and 2010 and as such, determined that Mr. Clark is independent. As required under applicable Nasdaq Marketplace Rules, the Company's independent directors meet regularly in executive session at which only they are present.

Audit Committee

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. A more complete description of the powers and responsibilities delegated to the Committee is set forth in the Audit Committee charter. The Board had determined that all of the members of the Audit Committee for the six month transition period ended December 31, 2012 were "independent" as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board has determined that Mr. Halvorson, the current Audit Committee Chairman, and Mr. van den Broek, the former Audit Committee Chairman, are both "audit committee financial experts" as defined by Item 407(d)(5) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act"). The Audit Committee held six meetings during the six month transition period ended December 31, 2012.

Compensation Committee

The Compensation Committee reviews and approves the Company's general compensation policies, sets compensation levels for the Company's executive officers and administers the 2004 Equity Incentive Award Plan (the "2004 Plan") and the Employee Stock Purchase Plan. The Compensation Committee has adopted a written charter. The Board had determined that all of the members of the Compensation Committee for the six month transition period ended December 31, 2012, were "independent" as that term is defined in the Nasdaq Marketplace Rules. The Compensation Committee held three meetings during the six month transition period ended December 31, 2012.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance ("NCG") Committee establishes qualification standards for Board membership, identifies qualified individuals for Board membership and considers and recommends director nominees for approval by the Board and the stockholders. The NCG Committee has adopted a written charter. The NCG Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The NCG Committee also takes a leadership role in shaping the corporate governance of the Company. The Board had determined that all of the members of the NCG Committee for the six month transition period ended December 31, 2012 were "independent" as that term is defined in the Nasdaq Marketplace Rules. The NCG Governance Committee held one meeting during the six month transition period ended December 31, 2012.

Board Leadership Structure

Our governing documents provide the Board with flexibility to determine the appropriate leadership structure for the Board and the Company, including but not limited to whether it is appropriate to separate the roles of Chairman of the Board and Chief Executive Officer. In making these determinations, the Board considers numerous factors, including the specific needs and strategic direction of the Company and the size and membership of the Board at the time.

At this time, the Board believes that Mr. Duggan, the Company's Chief Executive Officer, is best situated to serve as Chairman of the Board because he is the director most familiar with the Company's business and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board also believes that combining the positions of Chairman of the Board and Chief Executive Officer is the most effective leadership structure for the Company at this time, as the combined position enhances Mr. Duggan's ability to provide insight and direction on strategic initiatives to both management and the Board, facilitating the type of information flow between management and the Board that is necessary for effective governance. Although the Board does not have a Lead Independent Director position, the Board believes that each director's knowledge of the Company and industry as a result of his or her years of service on the Board and in the industry, and the fact that, other than Mr. Duggan, each of the current directors is independent, the independent directors are able to provide appropriate independent oversight of management and to hold management accountable for the execution of strategy.

Board Role in Risk Oversight

Senior management is responsible for assessing and managing the Company's various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities periodically as part of its meetings and also through the Board's committees, each of which examines various components of enterprise risk as part of its responsibilities. Members of each committee report to the full Board as necessary at Board meetings regarding risks discussed by such committee. In addition, an overall review of risk is inherent in the Board's consideration of the Company's long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters.

Director Nomination and Communication with Directors

Criteria for Nomination to the Board

In evaluating director nominees, the NCG Committee considers the following factors:

- the appropriate size of the Board;
- the level of technical, scientific, operational, strategic and/or economic knowledge of the Company's business and industry;
- experience at the senior executive or board level of a public company;
- integrity and commitment to the highest ethical standards;
- whether the candidate possesses complementary skills and background with respect to other Board members; and
- the ability to devote a sufficient amount of time to carry out the duties and responsibilities as a director.

In selecting the slate of nominees to be recommended by the NCG Committee to the Board, and in an effort to maintain a proper mix of directors that results in a highly effective governing body, the NCG Committee also considers such factors as the diverse skills and characteristics of all director nominees; the occupational, geographic and age diversity of all director nominees; the particular skills and ability of each nominee to understand financial statements and finance matters generally; the particular skills and experience of each nominee in managing and/or assessing risk; community involvement of each nominee; and, the independence status of each nominee under the Nasdaq Marketplace Rules and applicable law and regulation.

The objective of the NCG Committee is to structure a Board that brings to the Company a variety of skills and perspectives developed through high-quality business and professional experience. In doing so, the NCG Committee also considers candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees. The NCG Committee may, however, consider such other factors as it deems are in the best interests of the Company and its stockholders.

The NCG Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, or if the NCG Committee decides not to nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee as outlined above, providing that the Board determines to fill the vacancy. To date, the Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Stockholder Proposals for Nominees and Other Communications

The NCG Committee will consider proposed nominees whose names are submitted to it by stockholders. If a stockholder wishes to suggest a proposed name for consideration, he or she must follow our procedures regarding the submission of stockholder proposals. Our amended and restated bylaws permit stockholders to nominate directors for election at our annual meeting of stockholders as long as stockholders provide the Company with proper notice of such nomination. Any notice of director nomination must meet all of the requirements contained in our bylaws and include other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the nominee's consent to serve as a director. Stockholders may send recommendations for director nominees or other communications to the Board or any individual director c/o Corporate Secretary, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California, 94085. All communications received are reported to the Board or the individual directors, as appropriate. For any stockholder to make a director nomination at the Company's 2014 annual meeting, the stockholder must follow the procedures which are described above under "Deadline for Receipt of Stockholder Proposals."

Code of Ethics and Committee Charters

The Board has also adopted a formal code of conduct that applies to all of our employees, officers and directors. The latest copy of our Code of Business Conduct and Ethics, as well as the Charters of the Audit Committee, the Compensation Committee and the NCG Committee of the Board are available in the "Investors & Media Corporate Governance" section of our website at www.pharmacyclics.com. Any person may obtain a copy of the Code of Business Conduct and Ethics, without charge, by writing to Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085, Attn: Corporate Secretary.

PROPOSAL TWO - AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN

Stockholders are requested in this Proposal Four to approve the amendment to the Employee Stock Purchase Plan to increase the maximum number of shares available for issuance under the Employee Stock Purchase Plan by an additional 300,000 shares.

Prior to the amendment to the Employee Stock Purchase Plan, we reserved an aggregate of 1,500,000 shares of our Common Stock for issuance under the Employee Stock Purchase Plan and all such shares were approved by our stockholders. As of March 28, 2013, a total of 1,108,326 shares had been issued under the Employee Stock Purchase Plan and 391,674 shares were available for future issuance (not including the 300,000 share increase).

Vote Required and Board Recommendation

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on this proposal at the Annual Meeting is required for approval of the amendment to the Employee Stock Purchase Plan. Abstentions will be counted towards the tabulation of Votes Cast and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purposes in determining whether this matter has been approved.

The Board of Directors recommends that the stockholders vote IN FAVOR OF the amendment to the Employee Stock Purchase Plan.

A summary of the key features, other than the amendments described above, of the Employee Stock Purchase Plan, as amended to date. This summary is not a complete description of all the provisions of the Employee Stock Purchase Plan and is therefore qualified by reference to the Employee Stock Purchase Plan. Any stockholder of the Company who wishes to obtain a copy of the actual Employee Stock Purchase Plan document may do so upon written request to the Company c/o Corporate Secretary, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California, 94085.

Purpose

The Employee Stock Purchase Plan allows the Company to provide employees with the opportunity to acquire an equity interest in the Company. The Board believes that equity incentives are a significant factor in attracting and motivating eligible persons whose present and potential contributions are important to the Company.

The rights to purchase common stock granted under the Employee Stock Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423 (b) of the Internal Revenue Code.

Administration

The Employee Stock Purchase Plan is administered by the Compensation Committee of the Board. Such committee, as Plan Administrator, will have full authority to adopt such rules and procedures as it may deem necessary for proper plan administration and to interpret the provisions of the Employee Stock Purchase Plan. All costs and expenses incurred in plan administration will be paid by the Company without charge to participants.

Offering Periods and Purchase Periods

The Employee Stock Purchase Plan is comprised of a series of successive offering periods, each with a maximum duration (not to exceed twenty-four (24) months) designated by the Plan Administrator prior to the start date. The current offering period began on November 1, 2011 and will end on October 31, 2013, and the next offering period is scheduled to commence on November 1, 2013 (the "next offering period"). On and after the first day of the next offering period, if the fair market value of a share of our Common Stock (except the final scheduled purchase date of the offering period) is lower than the fair market value of a share of our Common Stock on the first day of the offering period in which the purchase date occurs, then the offering period in progress will end immediately following the close of trading on such purchase date and a new offering period will begin on the next subsequent business day of May or November, as applicable.

Shares will be purchased during the offering period at successive semi-annual intervals. Each such interval will constitute a purchase period. Purchase periods under the Employee Stock Purchase Plan will begin on the first business day in May and November each year and end on the last business day in the immediately succeeding October and April, respectively, each year. The current purchase period began on November 1, 2012 and will end on April 30, 2013.

Eligibility

Any individual who customarily works more than twenty (20) hours per week for more than five (5) months per calendar year in the employ of the Company or any participating affiliate will become eligible to participate in an offering period on the start date of any purchase period (within that offering period). The date such individual enters the offering period will be designated his or her entry date for purposes of that offering period.

Participating affiliates include any parent or subsidiary corporations of the Company, whether now existing or hereafter organized, that elect, with the approval of the Plan Administrator, to extend the benefits of the Employee Stock Purchase Plan to their eligible employees.

As of March 28, 2013 approximately 250 employees, including 21 executive officers, were eligible to participate in the Employee Stock Purchase Plan.

Purchase Provisions

Each participant will be granted a separate purchase right for each offering period in which he or she participates. The purchase right will be granted on his or her entry date into that offering period and will be automatically exercised on the last business day of each purchase period within that offering period on which he or she remains an eligible employee.

Each participant may authorize period payroll deductions in any multiple of 1% of his or her total cash earnings per pay period, up to a maximum of twenty percent (20%).

On the last business day of each purchase period, the accumulated payroll deductions of each participant will automatically be applied to the purchase of whole shares of Common Stock at the purchase price in effect for the participant for that purchase period.

Purchase Price

The purchase price per share at which Common Stock will be purchased by the participant on each purchase date within the offering period will be equal to eighty-five percent (85%) of the lower of (i) the fair market value per share of Common Stock on the participant's entry date into that offering period or (ii) the fair market value per share of Common Stock on the purchase date.

Valuation

The fair market value per share of Common Stock on any relevant date will be deemed equal to the closing selling price per share on such date on the NASDAQ Stock Market LLC. On March 28, 2013, the closing selling price per share of Common Stock on NASDAQ was $80.41 per share.

Special Limitations

The Employee Stock Purchase Plan imposes certain limitations upon a participant's rights to acquire Common Stock, including the following limitations:

(i) No purchase right may be granted to any individual who owns stock (including stock purchasable under any outstanding purchase rights) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company of any of its affiliates.

(ii) No purchase right granted to a participant may permit such individual to purchase Common Stock at a rate greater than $25,000 worth of such Common Stock (valued at the time such purchase right is granted) for each calendar year the purchase right remains outstanding at any time.

(iii) The maximum number of shares of our Common Stock purchasable per participant on any purchase date may not exceed 10,000 shares.

Reduction of Payroll Deductions

The participant may at any time during a participation period reduce his or her rate of payroll deduction to become effective as soon as possible after filing the requisite forms with the plan administrator. Prior to the first day of the next offering period, the participant may not effect more than one reduction per participation period. On and after the first day of the next offering period, the participant may reduce his or her rate of payroll deduction without limitation as to the maximum number of reductions allowed.

Termination of Purchase Rights

The purchase right will immediately terminate upon the participant's loss of eligible employee status or upon his or her affirmative withdrawal from the offering period. Upon a loss of eligible employee status, the payroll deductions collected for the purpose period in which the purchase right terminates will be immediately refunded. Upon an eligible employee's affirmative withdrawal from the offering period, the payroll deductions collected for the purchase period in which the purchase right terminates may, at the participant's election, be immediately refunded or applied to the purchase of Common Stock at the end of that purchase period.

Stockholder Rights

No participant will have any stockholder rights with respect to the shares of Common Stock covered by his or her purchase right until the shares are actually purchased by the participant. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Assignability

No purchase right will be assignable or transferable other than in connection with the participant's death, pursuant to a divorce or a domestic relations order or as otherwise required by law and will be exercisable only by the participant during his or her lifetime.

Effect of Acquisition of the Company

Should the Company be acquired by merger or asset sale during an offering period, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of such acquisition. The purchase price will be 85% of the lower of (i) the fair market value per share of Common Stock on the participant's entry date into that offering period or (ii) the fair market value per share of Common Stock immediately prior to such acquisition.

Amendment and Termination of the Employee Stock Purchase Plan

The Employee Stock Purchase Plan will terminate upon the earliest to occur of (i) the date on which all available shares are issued or (ii) the date on which all outstanding purchase rights are exercised in connection with an acquisition of the Company.

The Board of Directors may at any time alter, suspend or discontinue the Employee Stock Purchase Plan. However, the Board of Directors may not, without stockholder approval, (i) materially increase the number of shares issuable under the Employee Stock Purchase Plan or the number purchasable per participant on any one purchase date, except in connection with certain changes in the Company's capital structure, (ii) alter the purchase price formula so as to reduce the purchase price, (iii) materially increase the benefits accruing to participants or (iv) materially modify the requirements for eligibility to participate in the Employee Stock Purchase Plan.

New Plan Benefits

The amounts of future stock purchases under the Employee Stock Purchase Plan are not determinable because, under the terms of the Employee Stock Purchase Plan, purchases are based upon elections made by participants. Future purchase prices are not determinable because they are based upon fair market value of our common stock. The following table shows the participation in the Purchase Plan by our named executive officers:

Name	Number of shares purchased through March 28, 2013	Currently participating in the Purchase Plan?
Robert W. Duggan	-	No
Mahkam Zanganeh, D.D.S., MBA	5,180	Yes
Joshua T. Brumm	-	No
Rainer M. Erdtmann	27,485	Yes
Lori Kunkel, M.D.	921	Yes
Joseph J. Buggy, Ph.D.	6,701	Yes

Federal Tax Consequences

Rights granted under the Employee Stock Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan that qualifies under the provisions of Section 423 of the Internal Revenue Code.

A participant will be taxed on amounts withheld for the purchase of shares of common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of at least two years after the participant's entry date into the offering period in which such shares of stock were acquired and at least one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price or (ii) 15% of the fair market value of the stock as of the participant's entry date into that offering period will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as a capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to the Company by reason of the grant or exercise of rights under the Employee Stock Purchase Plan. The Company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

The foregoing is only a brief summary of the effect of U.S. federal income taxation upon the participant and the Company with respect to the issuance and exercise of options under the Employee Stock Purchase Plan. It does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any municipality, state or foreign country in which the participant may reside.

PROPOSAL THREE - ADVISORY RESOLUTION REGARDING EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act enables stockholders to vote to approve, on an advisory, non-binding basis, the compensation of the named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail under the heading "Executive and Director Compensation – Compensation Discussion and Analysis," the Company's executive compensation is designed to (i) pay our executive officers for performance and (ii) provide a compensation package that is competitive with the compensation paid to employees with similar responsibilities and experience at companies of comparable size, capitalization, and complexity in the biotechnology and pharmaceutical industries in the United States, in order to ensure the Company's continued ability to hire and retain superior employees in key positions, while balancing an amount and structure that is efficient and affordable for the Company. Please read the "Compensation Discussion and Analysis" for additional details about the Company's executive compensation programs for the named executive officers, including information about the six month transition period ended December 31, 2012.

We are asking stockholders to indicate their support for the compensation of the executive officers named in the "Summary Compensation Table" included in this Proxy Statement (referred to as the "Named Executive Officers"). This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the Named Executive Officers' compensation. Accordingly, we will ask stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the December 31, 2012 Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. The Board and the Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The approval of this resolution requires the affirmative vote of a majority of the votes cast at the Annual Meeting. While this vote is required by law, it will neither be binding on the Company or the Board, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company or the Board.

Recommendation

THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADVISORY RESOLUTION REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS.

PROPOSAL FOUR - RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited the Company's financial statements since 1993. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions, and will be given the opportunity to make a statement if he or she so desires.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm is not required by law or the Company's bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the appointment, the Audit Committee of the Board will reconsider its selection. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed or to be billed by PricewaterhouseCoopers LLP for the following services during the six month transition period ended December 31, 2012, fiscal 2012 and fiscal 2011:

	Transition Period	Fiscal 2012	Fiscal 2011
Audit fees	$ 544,300	$ 804,865[1]	$ 368,300
Audit-related fees	22,875	333,384	-
Tax fees	44,920	378,201	39,800
All other fees	-	2,600	-
Total	$ 612,095	$ 1,519,050	$ 408,100

[1] Amount has been updated to include an additional $90,000 which relates to the fiscal 2012 audit that was not finalized as of the mailing date of our proxy statement related to the 2012 annual meeting.

In the above table, "audit fees" are fees for professional services for the audit of the Company's financial statements included in its Annual Report on Form 10-K for the fiscal years ended June 30, 2012, and 2011 and the Transition Report on Form 10-K for the transition period ended December 31, 2012, and review of financial statements included in its quarterly reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings. For fiscal 2012, audit fees included fees related to assistance with SEC comment letter responses and consultations in connection with the Company's worldwide collaboration and license agreement with Janssen Biotech, Inc. which it entered into in December 2011 (see Note 4 to the Company's audited financial statements included in its Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2012). "Audit-related fees" represent fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of financial statements and that are not reported under the "audit fees" category. For fiscal 2012, audit-related fees included fees related to assistance with the Company's international taxes and transfer pricing accounting. "Tax fees" are fees for tax compliance, tax advice and tax planning. All fees described above were approved by the Audit Committee, pursuant to the pre-approved policy described below.

Pre-Approval Policy and Procedures

In accordance with the Audit Committee charter, the Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, including the estimated fees and other terms of any such engagement. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit Committee may elect to delegate pre-approval authority to one or more designated Committee members in accordance with its charter. The Audit Committee has delegated to Mr. Halvorson, as Chairman, the ability to pre-approve certain audit and non-audit services. The Audit Committee considers whether such audit or non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision of the services noted above is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of PricewaterhouseCoopers LLP.

The Board recommends that the stockholders vote IN FAVOR OF the ratification of the selection of PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 28, 2013 by: (i) each stockholder who, based on publicly available records, is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock; (ii) each current director and director nominee; (iii) each executive officer named in the "Summary Compensation Table" below (the "Named Executive Officers"); and (iv) all current directors and executive officers of the Company as a group. The address for each director and executive officer listed in the table below is c/o: Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.

	Beneficial Ownership (1)		
Name	**Outstanding Shares of Common Stock**	**Shares Issuable Pursuant to Options vested and Exercisable Within 60 Days of March 28, 2013**	**Percent of Total Shares Outstanding**
Baker Bros. Advisors, LLC (2) *667 Madison Avenue, 21st Floor* *New York, NY 10065*	11,444,360	-	15.7%
Capital World Investors (4) *333 South Hope Street* *Los Angeles, CA 90071*	7,239,595	-	10.0%
T. Rowe Price Associates, Inc. (3) *100 E. Pratt Street* *Baltimore, MD 21202*	5,397,200	-	7.4%
Robert W. Duggan (5)	13,868,497	-	19.1%
Robert F. Booth, Ph.D.	-	34,969	*
Minesh P. Mehta, M.D.	-	14,730	*
David D. Smith, Ph.D.	2,000	174,087	*
Richard A. van den Broek	108,445	70,493	*
Eric H. Halvorson	1,000	9,225	*
Kenneth A. Clark	-	134	*
Mahkam Zanganeh, D.D.S., MBA	305,356	419,249	*
Joshua T. Brumm	-	25,000	*
Rainer M. Erdtmann	9,485	269,813	*
Lori Kunkel, M.D.	1,921	116,667	*
Joseph J. Buggy, Ph.D.	6,701	346,787	*
All current executive officers and directors as a group (27 persons)	14,330,778	2,713,726	22.6%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options which are vested and exercisable within sixty (60) days of the March 28, 2013, the date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above

have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holders. The percentages of beneficial ownership are based on 72,778,875 shares of Common Stock outstanding as of March 28, 2013, adjusted as required by rules promulgated by the Commission. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Derived from a Form 13G/A filed February 1, 2013.

(3) Derived from a Form 13G/A filed on February 11, 2013.

(4) Derived from a Form 13G/A filed on February 13, 2013.

(5) Derived from a Form 5 Amendment filed February 25, 2013. Mr. Duggan disclaims beneficial ownership of 376,119 shares held in managed accounts, 158,470 shares held in irrevocable trusts for the benefit of Mr. Duggan's children (for which neither Mr. Duggan nor any immediate family members of Mr. Duggan are trustees of the individual trusts) and 42,020 shares directly owned by certain of Mr. Duggan's children, except to the extent of his pecuniary interest in those shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and Section 16 officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Such officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that, during the period from June 30, 2012 to December 31, 2012, all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements, with the exception of one late Form 4 reporting one late transaction for Gregory W. Hemmi.

EXECUTIVE OFFICERS

Executive officers of the Company, and their ages, are as follows:

Name	Age	Position
Robert W. Duggan	68	Chairman of the Board and Chief Executive Officer
Mahkam (Maky) Zanganeh, D.D.S., MBA	42	Chief Operating Officer
Maria Fardis, Ph.D., MBA	45	Chief of Oncology Operations and Alliances
Lori Kunkel, M.D.	55	Chief Medical Officer
David J. Loury, Ph.D.	57	Chief Scientific Officer
Heow Tan	54	Chief of Technical Operations
Joshua T. Brumm	35	Executive Vice President, Finance
Paula Boultbee	54	Executive Vice President, Sales and Marketing
Rainer (Ramses) M. Erdtmann	49	Senior Vice President, Investor Relations and Administration
Urte Gayko, Ph.D.	42	Senior Vice President, Regulatory
Joseph J. Buggy, Ph.D.	46	Vice President, Research
Fong Clow, D.Sc.	55	Vice President, Biostatistics, Programming and Data Management
Michael Crum	48	Vice President, U.S. Sales
Elizabeth Faust, Ph.D.	48	Vice President, Medical Affairs
Gregory W. Hemmi, Ph.D.	47	Vice President, Chemical Operations
Dana Lee, Pharm.D.	49	Vice President, Clinical Drug Safety
Richard Love	51	Vice President and General Counsel
Jesse McGreivy, M.D.	44	Vice President, Clinical Science
Scott Shearer, Ph.D.	48	Vice President, Global Quality
Manmeet Soni	35	Vice President, Corporate Controller
Christophe Suchet	43	Vice President, Information Technology

See section entitled "Business Experience of Directors" above, for a brief description of the business experience and educational background of Mr. Duggan.

Dr. Zanganeh has served as the Company's Chief Operating Officer since August 2012. Prior to being appointed Chief Operating Officer, Dr. Zanganeh served as the Company's Chief of Staff and Chief Business Officer(Dec 2011-July 2012). She was hired as Vice President, Business Development in August 2008. Prior joining Pharmacyclics, Dr. Zanganeh served as President Director General (2007-2008) for the French government initiative bio-cluster project in France, establishing alliances and developing small life science business regionally. From September 2003 to August 2008, Dr. Zanganeh served as Vice President of Business Development for Robert W. Duggan & Associates. Dr. Zanganeh also served as worldwide Vice President of Training & Education (2002-2003) and President Director General for Europe, Middle East and Africa (1998 - 2002) for Computer Motion Inc., the world initiator of medical robotics. Dr. Zanganeh received a DDS degree from Louis Pasteur University in Strasbourg, France and MBA from Schiller International University in France. She is fluent in French, German, Persian & English.

Dr. Fardis joined Pharmacyclics as Vice President, Alliance and Global Project Management in December 2011, was appointed Executive Vice President, Alliances and Operations in September 2012 and was appointed Chief of Oncology Operations and Alliances in March 2013. Dr. Fardis joined Pharmacyclics in April 2011 as Senior Director of Global Project Management. Prior to joining the Company, from August 2001 to April 2012, Dr. Fardis held increasingly senior positions in Medicinal Chemistry and the project and portfolio management department at Gilead Sciences, Inc., most recently serving as Associate Director, Project and Portfolio Management. Dr. Fardis received her Ph.D. in Organic Chemistry from University of California Berkeley and her B.S. from the University of Illinois, Urbana- Champaign. Dr. Fardis holds an MBA from Golden Gate University.

Dr. Kunkel has served as the Company's Chief Medical Officer since December 2011. From February 2009 to December 2011, as a principal of D2D, LLC, a consulting company that she founded, Dr. Kunkel was the acting Chief Medical Officer for ACT Biotech, Inc. and Syndax Pharmaceuticals, Inc. From January 2007 to January 2009, she served as Chief Medical Officer, Vice President of Clinical Development at Proteolix, Inc. and as Vice President, Clinical Development at Xencor, Inc. from August 2005 to January 2007. Prior to joining the international biotechnology industry in 1995, Dr. Kunkel spent ten years in academic/clinical medicine and served as a faculty member in the Division of Hematology/ Oncology Bone Marrow transplant unit at University of California, Los Angeles. She has held executive positions in a variety of companies that have provided her extensive experience in developing and commercializing oncologic/immunologic therapies. Her areas of responsibilities have included clinical, regulatory, medical affairs and licensing.
Dr. Kunkel holds a Bachelor of Arts in Biology from University of California, San Diego; a medical degree from University of Southern California. She is board certified in Internal Medicine and Oncology.

Dr. Loury has served as Vice President, Preclinical Sciences since May 2006 and as Chief Scientific Officer since February 2010. From April 2003 to May 2006, Dr. Loury served as Senior Director, Toxicology with Celera Genomics, a biotechnology company. From June 2001 to April 2003, he was employed by Essential Therapeutics, Inc., a pharmaceutical company, as Director, Pharmacology and Toxicology. From 1996 to 2001, Dr. Loury was employed by IntraBiotics Pharmaceuticals, Inc., most recently as Senior Director, Preclinical Development. From 1986 to 1996 he worked in a variety of toxicology positions with Syntex/Roche Bioscience. Dr. Loury received a Ph.D. in Pharmacology and Toxicology and a B.S. in Bio-Environmental Toxicology from the University of California, Davis and is a diplomate of the American Board of Toxicology.

Mr. Tan joined Pharmacyclics in May 2012 as the Senior Vice President, Global Manufacturing and Technical Operations, was appointed Executive Vice President, Global Manufacturing, Technical Operations and Education in July 2012 and was appointed Chief of Technical Operations in March 2013. From November 2010 to May 2012, Mr. Tan served as Senior Vice President, Technical Operations of PreCision Dermatology (a spun off company of Collegium Pharmaceutical). From January 2009 to May 2012, Mr. Tan also served as Senior Vice President, Technical Operations of Collegium and from October 2006 he served as Vice President, Technical Operations of Collegium. From April 1998 to September 2006, Mr. Tan held increasingly senior positions at Prasecis Pharmaceuticals, Inc., most recently serving as Vice President, Industrial Operations (Manufacturing) &

Development. Mr. Tan holds a M.S. in Engineering from the Ohio State University and a MBA from Santa Clara University.

Mr. Brumm joined Pharmacyclics as Executive Vice President, Finance in August 2012. From December 2009 through August 2012, Mr. Brumm held increasingly senior positions at ZELTIQ Aesthetics, Inc., most recently serving as Chief Financial Officer and Senior Vice President. From March 2009 to December 2009, Mr. Brumm served as Director of Finance at Proteolix, Inc., at which time it was acquired by Onyx Pharmaceuticals, and as a Healthcare Investment Banking Associate with Citigroup Global Markets, Inc. from June 2007 to March 2009. Prior to June 2007, he served as Chief Executive Officer and Founder of Nu-Ag Distribution, LLC from December 2002 to the company's sale in June 2007 and as a Healthcare Investment Banking Analyst at Morgan Stanley from May 2001 to August 2002. Mr. Brumm graduated summa cum laude and holds a B.B.A. from the University of Notre Dame.

Ms. Boultbee joined Pharmacyclics in April 2012 as Executive Vice President, Sales and Marketing. From September 2007 to April 2012, Ms. Boultbee was the President, Managing Director of MktRx, Inc., a marketing consulting firm focusing on strategic oncology marketing. From October 2003 to September 2007, Ms. Boultbee served as Executive Director, Global Marketing of Amgen, Inc. and from September 2000 to September 2003 she served as Brand Director, Global Oncology at Novartis AG. Ms. Boultbee is a Board Member of Isofol Medical AB and has a Nursing degree from Sweden. She is fluent in Swedish, Finnish, Italian and English.

Mr. Erdtmann served as Vice President, Finance and Administration and Corporate Secretary from February 2009 to September 2012, was appointed Vice President, Investor Relations, Education and Training in September 2012 and was appointed Senior Vice President, Investor Relations and Administration in March 2013. Since 2002, he served as a managing director of Oxygen Investments, LLC, a manager of equity and real estate funds that he co-founded in December 2002. Since 1992, Mr. Erdtmann has served as managing director of United Properties Immobilien & Anlagen GmbH, a German based real estate development company, where he was originally responsible for building up the organization and overseeing its finance division. From 1998 to 2001, as well as in 2007 and 2008, Mr. Erdtmann worked with Robert W. Duggan & Associates, a private money management company, of which Robert W. Duggan, the Company's Chairman and Chief Executive Officer, is principal. Mr. Erdtmann began his career in investment banking with Commerzbank in Frankfurt, Germany, and later joined Commerz International Capital Management as a portfolio manager for international clients. He graduated with distinction from the Westfaelische Wilhelms Universitaet in Muenster, majoring in finance and banking.

Dr. Gayko joined Pharmacyclics as Vice President, Regulatory Affairs in August 2012 and was appointed Senior Vice President, Regulatory in March 2013. From March 2008 to August 2012, Dr. Gayko served as Vice President of Regulatory and Clinical Affairs of Nodality Inc. From October 1999 to February 2008 she served as Director Global Regulatory Leader and Program Manager at Amgen Inc. Dr. Gayko received her B.S. and M.S. from Freie University Berlin, Germany and completed her Ph.D. research at Harvard University.

Dr. Buggy has served as Vice President, Research since September 2007. From May 2006 to August 2007, Dr. Buggy served as Senior Director, Research at Pharmacyclics. From November 2001 to April 2006, he served as Director, Department of Biology at Celera Genomics, a biotechnology company. From June 1996 to October 2001, he was a staff scientist at AXYS Pharmaceuticals, Inc., a biotechnology company. Prior to that Dr. Buggy worked as a scientist at Bayer Corporation in West Haven, CT. Dr. Buggy received a Ph.D. in Molecular, Cellular, and Developmental Biology from Indiana University and a B.S. degree in Microbiology from the University of Pittsburgh.

Dr. Clow joined Pharmacyclics first as a consultant in April 2011, then as Executive Director, Biometrics in August 2011 and was appointed Vice President, Biostatistics, Programming, and Data Management in September 2012. From February 2008 to September 2011, Dr. Clow was a consultant for various biotech and pharmaceutical companies. From June 2007 to January 2008 she served as managing Director at Morningside Technology Advisory, LLC, a private equity and venture capital firm. From March 2005 to May 2007, Dr. Clow served as Senior Vice President of Development at Novacea, Inc. Dr. Clow received a B.S. from Wuhan University in Wuhan, China. She received a M. Sc. and a D. Sc. from Harvard University of Public Health.

Mr. Crum joined Pharmacyclics as Vice President, U.S. Sales in January 2013 bringing more than 16 years of biotechnology and pharmaceutical sales and sales management experience to the company. Since 2001, Mr. Crum was at Genentech, a member of the Roche Group, most recently as National Sales Director for Xolair (omalizumab). During his tenure at Genentech, he held cross-functional roles in sales management, sales training, sales operations and marketing while working across multiple products such as Rituxan (rituximab), Avastin (bevacizumab) and Herceptin (trastuzumab). Previously, he was a Product Manager for Arimidex (anastrozole) and Nolvadex (tamoxifen citrate) at AstraZeneca and before that he was a pharmaceutical sales representative, most recently at AstraZeneca and Cardinal Health. Mr. Crum received a B.S. from Arizona State University.

Dr. Faust joined Pharmacyclics as Vice President, Medical Affairs in March 2013. Prior to Pharmacyclics, Dr. Faust served as Vice President, Clinical Science Research for Celgene from 2010 to 2013 where she led the oncology scientific field force. Prior to Celgene, from 2008 to 2010, she led Medical Affairs for Gloucester Pharmaceuticals, a privately-held company that gained FDA approval for Istodax. Gloucester Pharmaceuticals was acquired by Celgene in 2010. During her 12 years with Amgen (1995 to 2007), she was the Executive Director, Regional Medical Liaisons and built and led the Global Medical Writing Department. Dr. Faust received her Ph.D. in 1995 from UCLA under Dr. Owen Witte where she worked on genetic expression of progenitor B-cells and regulation of B-cell differentiation by stromal cells and holds the distinction of being the primary author on "Development of btk Transgenic Mice. Contemporary Topics in Micro and Immuno. 1995;194:363-369."

Dr. Hemmi has served as Vice President, Chemical Operations since May 2006. Dr. Hemmi served as Senior Director, Chemical Development from January 2001 to April 2006 and as Director, Chemical Development from December 1997 to December 2000. Other positions held at Pharmacyclics include Group Leader, Chemical Development from May 1995 to November 1997 and Scientist from June 1992 to April 1995. After graduating with a B.S. in

Chemistry, Dr. Hemmi received a Ph.D. in 1992 from the University of Texas at Austin under the direction of Professor Jonathan L. Sessler.

Dr. Lee joined Pharmacyclics as Vice President, Clinical Drug Safety in February 2013 and is leading the Pharmacyclics Drug Safety and Pharmacovigilance team. Dr. Lee brings 23 years of experience in the pharmaceutical and healthcare industry with experience in both clinical safety and medical affairs. From 2011 to 2012, Dr. Lee was Vice President of Medical Affairs at Adventrx. From 2004 to 2011, Dr. Lee was Senior Director of Pharmacovigilance at Amylin Pharmaceuticals. Dr. Lee has participated in several successful launches with new molecular entities beginning with rituximab at Biogen-IDEC to exenatide at Amylin. Dr. Lee is a PharmD graduate from University of California, San Francisco.

Mr. Love joined Pharmacyclics as Vice President, Legal in June 2012, was appointed Secretary in September 2012 and was appointed Vice President, General Counsel in March 2013. From October 2008 to May 2012, he held several positions working for the IPSEN Group, most recently in the position of Vice-President, Head of Patents, U.S.A. From March 2007 to October 2008, he served as Vice-President, Intellectual Property & Licensing at Tercica, Inc. From October 2004 to March 2007, he served as Senior Director, Intellectual Property & Licensing at Tercica. From August 2001 to October 2004, he served as Senior Director, Intellectual Property at InterMune, Inc. Prior to InterMune, from May 1993 to August 2001, he served as Patent Counsel at Genentech, Inc. Mr. Love holds a J.D. from Golden Gate University School of Law and a B.A. in Mathematics from Hamilton College.

Dr. McGreivy joined the Company in April 2012 as Senior Medical Director and was appointed Vice President, Clinical Science in July of 2012. From August 2006 to April 2012, Dr. McGreivy served as Clinical Research Medical Director at Amgen, Inc. From July 2005 to July 2006, he was Associate Clinical Director at Hoffman-LaRoche Inc. Dr. McGreivy received a B.A. from University of California, Berkeley and medical degree from The Ohio State University. He completed an internal medicine internship and residency at the Georgetown University Hospital and, subsequently, a hematology/oncology fellowship at the Lombardi Cancer Center at Georgetown University Hospital. He is a board certified oncologist and has expertise in both solid tumors as well as malignant hematology.

Dr. Shearer joined Pharmacyclics as Vice President, Global Quality in June 2012. From May 2009 to May 2012, Dr. Shearer served as Senior Director of Quality at Teikoku Pharma USA. From December 2007 to April 2009, he served as Senior Director of Quality and Analytical Chemistry at Cerimon Pharmaceuticals. From August 1999 to October 2007, Dr. Shearer held positions of increasing responsibility with various Johnson & Johnson pharmaceutical companies, most recently serving as Director of Analytical Chemistry. Dr. Shearer received a B.A. degree in Chemistry from Kenyon College and a Ph.D. in Analytical Chemistry from the University of Vermont.

Mr. Soni joined Pharmacyclics in September 2012 as Corporate Controller and Executive Director of Finance and was appointed Vice President, Corporate Controller in February 2013. Mr. Soni is responsible for all Accounting, Treasury, Tax and SEC reporting functions in the Company. Previously, Mr. Soni worked at ZELTIQ Aesthetics Inc. from January 2012 to September 2012 where he served as a controller, Senior Director of Finance responsible for accounting, SEC and treasury functions. Prior to ZELTIQ, Mr. Soni worked with PricewaterhouseCoopers (PwC) from June 2007 to January 2012. Most recently he worked as Senior Manager in the Life Science and Venture Capital Group of the PwC San Jose office providing audit and advisory services to various public and privately held companies in the pharmaceutical, biotechnology, software and semiconductor space. He graduated from Hansraj College at Delhi University in India. He is also a Certified Public Accountant, licensed in the state of California and Chartered Accountant from India.

Mr. Suchet joined Pharmacyclics as Vice President, Information Technology in March 2013. Prior to joining Pharmacyclics, Mr. Suchet held various IT Senior leadership positions at Genentech from 2004 to 2013 including ERP, Enterprise, R&D and Commercial applications. He led organizations to define and implement IT strategies closely aligned with business drivers, demonstrated large project management expertise, and successfully managed global and cross-functional teams. Prior to Genentech, he spent 2 years as IT senior manager at 3Com in charge of Enterprise, ERP and Sales applications. He also has 10 years of management consulting background working for KPMG Consulting and PricewaterhouseCoopers, involved primarily with ERP implementations for various industries. Mr. Suchet graduated from AgroParisTech, Paris with an MS is Economics and Biology.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Our compensation programs are designed to attract and retain employees and to reward them for their contributions and efforts to help us achieve our short and long-term goals. The compensation programs are designed to be equitable while at the same time being competitive within the industry and geographical region for which we compete for talent and to link the rewards program to the performance of the stockholders return over the long-term.

The Compensation Committee of the Board is responsible for both developing and determining our executive compensation policies and plans and to oversee the overall compensation and benefit plans for the entire Company population. In addition, the Compensation Committee determines the compensation to be paid to the key executives. The Compensation Committee may delegate any of its duties and responsibilities, including the administration of equity incentives or employee benefit plans, to one or more of its members, to one or more other directors, or to one or more other persons, unless otherwise prohibited by applicable laws or listing standards.

Compensation Philosophy and Objectives

The Compensation Committee considers the ultimate objective of an executive compensation program to be the creation of stockholder value. To achieve that objective, our executive compensation program is tied to our financial performance by aligning the interests of our employees with the interests of our stockholders and having our employees share the risks and rewards of our business. Our executive compensation program is based on:

Competitiveness: For 2012, the Compensation Committee reviewed the competitive positioning of base pay and equity of similar jobs in our comparator group of companies, utilizing the Radford Global Life Sciences Survey, within the peer group from the biotechnology and pharmaceutical industry based on similarity to us in terms of industry focus, stage of development, pharmaceutical assets, and the geographical location of the talent pool with which we compete. In addition, for our executive officers, the market data for the peer group was drawn from publicly available documents such as proxy statements. Included in the review was the analysis of each executive officer's base pay and equity in comparison to the 50th percentile of market based pay, which is the desired base pay positioning for our executive officers. The Compensation Committee designs compensation packages for our executive officers that include both cash and stock-based compensation tied to an individual's experience and performance and the Company's achievement of certain short-term and long-term goals.

Performance: Individual executive's performance of corporate and departmental goals is a direct factor in the design and administration of the base salary and equity plan. Each executive officer is evaluated against annual goal attainment, which is reviewed by the Compensation Committee. Vesting of performance-based options for executive officers depends on their attainment of key corporate and departmental goals.

Ownership: One of the cornerstones of our compensation philosophy is ensuring that all employees have ownership in the Company. For executive officers, the compensation will be guided by an at or below market salary component and an at or above market equity component. Executive officers have the potential to gain meaningful equity rewards with their contribution to the corporate success and achievement of defined goals.

We used the combined results of these two sources and the collective experience of the members of our Compensation Committee and executive management to establish our overall compensation practices.

The Compensation Committee has not historically retained a compensation consultant in connection with its compensation decisions and did not utilize a consultant in establishing executive compensation during the six month transition period ended December 31, 2012.

Risk Assessment of the Company's Compensation Policies

Our Compensation Committee has reviewed our compensation policies as generally applicable to our executive officers and employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. In making this determination, our Compensation Committee considered the following: (i) the Company's compensation programs are discretionary, balanced and focused on the long term; (ii) goals and objectives of the Company's compensation programs reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure; (iii) we grant equity based awards with time-based vesting and performance-based vesting, both of which encourage participants to look to long-term appreciation in equity values; and (iv) the Company's approach to compensation practices and policies applicable to employees throughout the Company is consistent with that followed for its executive officers.

Say-on-Pay

In accordance with the Dodd-Frank Act, the Company held a non-binding stockholder vote in November 2012 on its fiscal year 2012 executive compensation practices. The Compensation Committee, while not bound to act on a negative vote, carefully considers the opinions of its stockholders in making compensation decisions. The 2012 vote to approve fiscal year 2012 executive compensation passed with 55,869,968 votes for, 188,595 votes against, 25,865 abstaining, and 9,205,539 broker non-votes. In alignment with our philosophy on stockholder say-on-pay, and with the results of the say-on-pay frequency vote held in December 2011, we will continue to hold non–binding shareholder say-on-pay votes annually.

Compensation Components

Our Compensation Committee relies on experience with other companies in our industry and, with respect to our executive officers, third party industry compensation surveys and internally generated comparisons of a number of elements to total compensation against peer group companies, to determine the portion of our employees' compensation to be based on base salary and performance-based equity awards. The Compensation Committee determined that a larger portion of our executive officers' compensation should be based on Company, department and individual performance. Consistent with our compensation philosophy, we have structured each element of our compensation program as described below.

Base Salary

We determine our executive officer salaries based on job responsibilities and individual experience, and we annually benchmark the amount we pay against comparable competitive market compensation for similar positions within our peer group and industry. Specifically, we utilize information obtained from the comparison of peer group compensation data and the annual Radford Global Life Sciences Survey. Our Compensation Committee reviews the salaries of our executive officers annually, and our Compensation Committee grants increases in salaries based on individual performance during the prior calendar year as well as from our Compensation Committee's and management's experience and general employment market conditions for our industry.

We design our base pay to provide the essential reward for an employee's work and recognize an employee's specific performance achievements and contributions.

Equity Compensation

We utilize equity-based compensation, primarily time-based stock options and performance-based stock options, to ensure that we have the ability to retain personnel over a longer period of time and to provide employees with a form of reward that aligns the employee interests with those of our stockholders. The vesting provisions of our employee stock options provide the necessary long-term incentive to our personnel as they work on multi-year drug development and commercialization programs. Employees whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation.

We award equity compensation to our executive officers and all regular full-time employees under the 2004 Plan based on performance and on guidelines related to each employee's position in the Company, respectively. We determine our stock option guidelines based on information derived from our Compensation Committee's and management's experience and, with respect to our executive officers, an internally generated comparison of companies and third party survey of companies in our industry. Specifically, we utilize the results of our comparison of peer group compensation data and the annual Radford Global Life Sciences Survey to modify and adjust our stock option guidelines. We typically base awards to newly hired employees on these guidelines and we base our award decisions for continuing employees on these guidelines as well as an employee's performance for the prior fiscal year and competitive market factors in our industry.

Our time-based stock option awards typically vest over a four-year period subject to the employee's continued service. Our performance-based stock options granted to executive officers typically vest over a four-year period subject to the satisfaction of performance criteria established annually for such executive as determined by the Compensation Committee after reviewing the performance reports. We believe this vesting arrangement encourages our employees to continue service for a longer period of time and remain focused on our multi-year long-term drug development and commercialization programs.

Timing of Equity Awards

Historically, our Compensation Committee has made award decisions at least annually and often at various times during each year.

For awards with performance-based vesting, at the end of the performance period, the Compensation Committee evaluates each executive's performance against the performance criteria established for such period.

Allocation of Equity Compensation

During the fiscal year ended June 30, 2012 and the transition period ended December 31, 2012, we granted stock options to purchase 4,127,075 shares of our Common Stock, of which stock options to purchase a total of 1,732,500 shares were awarded to current executive officers and one former executive officer, representing 42% of all awards granted during the period. Our Compensation Committee does not apply a formula for allocating stock options to executive officers. Instead, our Compensation Committee considers the role and responsibilities of the executive officers, competitive factors, the non-equity compensation received by the executive officers and the total number of options to be granted in the fiscal year.

Type of Equity Awards

Under our 2004 Plan, we may issue incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to our employees, directors and consultants. Historically, our equity compensation awards have primarily consisted of incentive and non-qualified stock options.

Cash Bonuses

From time to time, we may pay cash bonuses to employees upon the successful completion of certain projects and we may also pay sign-on bonuses to aid in recruiting certain key employees.

Benefits

Core benefits, such as our basic health benefits and life insurance programs, are designed to provide support to employees and their families and to be competitive with other companies in our industry.

Retirement Savings Plan

We maintain a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. During the fiscal year ended June 30, 2012 and the transition period ended December 31, 2012, we matched 50% of all participant contributions up to a maximum of $1,500 per employee. We do not maintain a defined benefit pension plan or a nonqualified deferred compensation plan.

Change in Control Arrangements

Our 2004 Plan provides that 50% of all unvested options shall become fully vested upon a change in control of the Company. The plan further provides that if the employee's employment is terminated within twelve (12) months of a change in control, the remaining balance of unvested options shall become fully vested.

Severance Agreements

We have entered into a severance agreement with David Loury, Chief Scientific Officer which provides for payment of one year's base salary upon the involuntary termination of employment, provided such termination is not for cause, as defined in the agreement.

We do not have a severance or other employment agreement with any other executive officer.

CEO Compensation

To date, Robert W. Duggan, our Chief Executive Officer, has declined to receive any compensation, whether cash, stock or options. As such, the Compensation Committee has not analyzed compensation packages paid to similarly situated Chief Executive Officers or completed an analysis of all employees compared to the Chief Executive Officer. Mr. Duggan is our largest stockholder.

Compensation Process

The Compensation Committee reviews and approves the salaries and incentive compensation of our executive officers and the entire Company's population, including all new hire grants to employees, subject to limited grants of stock options by our Chief Executive Officer pursuant to authority granted to him by the Compensation Committee. Our Chief Executive Officer from time to time attends the meetings of the Compensation Committee. In rendering its decisions, the Compensation Committee considers the recommendations of the Chief Executive Officer. The Compensation Committee reviews the performance of the executive officers annually.

Our Compensation Committee also works with our Chief Executive Officer and Executive Vice President of Finance in evaluating the financial and retention implications of our various compensation programs.

Effect of Accounting and Tax Treatment on Compensation Decisions

We consider the anticipated accounting and tax implications to us and our executive officers of our compensation programs. Prior to 2006, the primary form of equity compensation that we awarded consisted of incentive and non-qualified stock options due to favorable accounting and tax treatment and the expectation among employees in our industry that they would be compensated through stock options. Beginning in 2006, the accounting treatment for stock options changed as a result of Financial Accounting Standards No. FAS 123R, or FAS 123(R), Share-Based Payment, as codified in FASB ASC topic 718, Compensation—Stock Compensation ("ASC 718"), potentially making the accounting treatment of stock options less attractive. As a result, we assessed the desirability of various alternatives to stock options but determined to continue to grant stock options as the primary form of equity compensation.

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation to be paid to our executive officers for the 2012 fiscal year did not exceed the $1 million limit per officer, nor is it expected that the non-performance-based compensation to be paid to our executive officers for fiscal 2013 will exceed that limit. The 2004 Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of options granted under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation, which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of our executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to our executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any executive officer approach the $1 million level.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

Richard A. van den Broek (chairman)
Robert F. Booth, Ph.D.
David D. Smith, Ph.D.

Summary Compensation Table

The following table sets forth all compensation awarded to, paid or earned by the following type of executive officers for each of the Company's last three completed fiscal years ended June 30, 2012, 2011 and 2010, as well as our six month transition period ended December 31, 2012: (i) individuals who served as, or acted in the capacity of, the Company's principal executive officer or principal financial officer for the calendar year January 1, 2012 through December 31, 2012; (ii) the Company's three most highly compensated executive officers, other than the principal executive officer or principal financial officer, who were serving as executive officers at the end of the calendar year from January 1, 2012 through December 31, 2012; and (iii) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company at the end of the calendar year ended December 31, 2012 (of which there were none). We refer to these individuals collectively as our named executive officers.

Name and Principal Position	Fiscal Year	Salary(1) ($)	Bonus ($)	Option Awards(2) ($)	All Other Compensation ($)	Total ($)
Robert W. Duggan,						
Chairman of the Board and Chief Executive Officer (3)	12/2012	-	-	-	-	-
	06/2012	-	-	-	-	-
	2011	-	-	-	-	-
	2010	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA,						
Chief Operating Officer	12/2012	247,308	1,500	5,531,912 (4)	17,732 (5)	5,798,452
	06/2012	359,773	6,456	84,466 (4)	59,181 (5)	509,876
	2011	267,422	-	721,310 (4)	36,500 (5)	1,025,232
Joshua T. Brumm						
Executive Vice President, Finance(6)	12/2012	111,923	50,335	968,781 (4)	228 (10)	1,131,267
Rainer M. Erdtmann						
Senior Vice President, Investor Relations and Administration(7)	12/2012	124,704	1,500	3,703,046 (4)	434 (8)	3,829,684
	06/2012	241,862	5,889	- (4)	1,500 (8)	249,251
	2011	229,430	-	530,303 (4)	1,500 (8)	761,233
Lori Kunkel, M.D.	12/2012	224,808	1,500	3,999,693 (4)	20,766 (10)	4,246,767
Chief Medical Officer(9)	06/2012	248,769	3,000	256,115	12,450 (10)	520,334
Joseph J. Buggy, Ph.D.						
Vice President, Research	12/2012	124,744	1,500	3,010,204 (4)	403 (8)	3,136,851

(1) Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company's 401(k) plan.

(2) The Company's share-based compensation program includes incentive and non-statutory stock options. The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 7 to its audited financial statements included in its Transition Report on Form 10-K filed with the Securities and Exchange Commission for the transition period ended December 31, 2012. During the fiscal year ended June 30, 2012 and the transition period ended December 31, 2012, certain executive officers of the Company were granted performance based options by the Company's Compensation Committee under the 2004 Plan, however, since performance criteria have not yet been set for certain tranches of these options, the fair value of such tranches is zero.

(3) Mr. Duggan has declined any compensation from the Company. Mr. Duggan became the Company's Interim Chief Executive Officer on September 10, 2008 and became the Company's Chief Executive Officer on February 12, 2009.

(4) The amount shown includes the portion of awards with performance-based vesting conditions for which the established performance conditions were established during the period. The grant date fair value was calculated using the probable outcome of the established performance conditions which approximated the highest level of achievement.

(5) Consists of payments by the Company for Dr. Zanganeh's local housing and related costs.

(6) Mr. Brumm was appointed Principal Financial Officer and Principal Accounting Officer on October 25, 2012.

(7) Mr. Erdtmann served as the Company's Principal Financial Officer until October 25, 2012.

(8) Consists of the Company's matching contribution under its 401(k) plan.

(9) Dr. Kunkel joined the Company on December 1, 2011.

(10) Consists of Dr. Kunkel's local transportation costs and the Company's matching contribution under its 401(k) plan.

Grants of Plan-Based Awards

The following table provides information on the grants of awards made to each named executive officer during the six month transition period ended December 31, 2012, under the 2004 Plan.

Name	Grant Date	Date of Compensation Committee action to grant awards with performance conditions[1]	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of stock or units	All other option awards: number of securities underlying options	Exercise or base price of option awards ($)	Grant date fair value of stock and option awards[6] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold	Target	Maximum				
Robert W. Duggan			-	-	-	-	-	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA	12/27/2012	3/3/2009	-	-	-	-	37,500 [2]	37,500 [2]	-	-	0.75	2,145,233
	12/27/2012	4/11/2010	-	-	-	-	37,500 [3]	37,500 [3]	-	-	7.19	1,906,859
	12/27/2012	12/1/2011	-	-	-	-	22,917 [4]	22,917 [4]	-	-	14.92	999,934
	12/27/2012	10/26/2012	-	-	-	-	12,500 [5]	12,500 [5]	-	-	61.60	479,886
Joshua T. Brumm	12/27/2012	8/9/2012	-	-	-	-	12,500 [5]	12,500 [5]	-	-	57.16	488,895
	12/27/2012	10/26/2012	-	-	-	-	12,500 [5]	12,500 [5]	-	-	61.60	479,886
Rainer M. Erdtmann	12/27/2012	2/5/2009	-	-	-	-	50,000 [2]	50,000 [2]	-	-	0.91	2,852,377
	12/27/2012	4/11/2010	-	-	-	-	12,500 [3]	12,500 [3]	-	-	7.19	635,620
	12/27/2012	12/2/2011	-	-	-	-	5,000 [4]	5,000 [5]	-	-	15.63	215,050
Lori Kunkel, M.D.	12/27/2012	12/1/2011	-	-	-	-	91,667 [4]	91,667 [4]	-	-	14.92	3,999,693
Joseph J. Buggy, Ph.D.	12/27/2012	3/3/2009	-	-	-	-	37,750 [2]	37,750 [2]	-	-	0.75	2,159,534
	12/27/2012	4/11/2010	-	-	-	-	12,500 [3]	12,500 [3]	-	-	7.19	635,620
	12/27/2012	12/2/2011	-	-	-	-	5,000 [4]	5,000 [5]	-	-	15.63	215,050

(1) The exercise price for options with performance conditions is the closing market price of the Company's Common Stock on the date the Compensation Committee took formal action to grant the options. The accounting grant date is deemed the date annual performance conditions were established and communicated, at which time the options were considered granted under ASC 718.

(2) The amounts shown reflect estimated payouts of performance-based stock options for the fourth year of the four-year performance period beginning in fiscal 2009.

(3) The amounts shown reflect estimated payouts of performance-based stock options for the third year of the four-year performance period beginning in fiscal 2010.

(4) The amounts shown reflect estimated payouts of performance-based stock options for the second year of the four-year performance period beginning in fiscal 2012.

(5) The amounts shown reflect estimated payouts of performance-based stock options for the first year of the four-year performance period beginning during the transition period ended December 31, 2012.

(6) The Company's share-based compensation program includes incentive and non-statutory stock options. The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 7 to its audited financial statements included in its Transition Report on Form 10-K filed with the Securities and Exchange Commission for the transition period ended December 31, 2012.

Outstanding Equity Awards at December 31, 2012

The following table provides information on the holdings of stock options by the named executives at December 31, 2012. Each option grant is shown separately for each named executive.

	Option Awards				
Name	Number of securities underlying unexercised options - exercisable	Number of securities underlying unexercised options - unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price $	Option expiration date
Robert W. Duggan	-	-	-	-	-
Mahkam Zanganeh, D.D.S., MBA	92,500 (1)	37,500	-	0.75	3/3/2019
	84,770 (2)	-	-	2.30	9/10/2018
	12,500 (3)	12,500	-	5.81	12/13/2020
	6,250 (4)	3,750	-	6.75	6/2/2020
	75,000 (5)	37,500	37,500	7.19	4/11/2020
	5,417 (6)	4,583	-	7.48	10/14/2020
	16,250 (7)	13,750	-	7.69	10/13/2020
	8,333 (8)	22,917	68,750	14.92	12/1/2021
	-	12,500 (9)	87,500	61.60	10/26/2022
Joshua T. Brumm	-	12,500 (11)	37,500	57.16	8/9/2022
	-	12,500 (9)	87,500	61.60	10/26/2022
Rainer M. Erdtmann	156,000 (10)	50,000	-	0.91	2/5/2019
	25,000 (5)	12,500	12,500	7.19	4/11/2020
	1,625 (6)	1,375	-	7.48	10/14/2020
	16,250 (7)	13,750	-	7.69	10/13/2020
	-	5,000 (11)	15,000	15.63	12/2/2021
Lori Kunkel, M.D.	25,000	91,667 (12)	183,333	14.92	12/1/2021
Joseph J. Buggy, Ph.D.	54,000	-	-	4.16	5/23/2016
	63,250 (1)	37,750	-	0.75	3/3/2019
	93,313	-	-	0.86	3/18/2018
	30,682	-	-	2.44	9/17/2017
	24,375	-	-	2.76	3/13/2017
	25,000 (5)	12,500	12,500	7.19	4/11/2020
	10,833 (7)	9,167	-	7.69	10/13/2020
	-	5,000 (11)	15,000	15.63	12/2/2021

(1) Option vests in four equal annual installments beginning March 3, 2010, subject to the satisfaction of certain performance criteria with respect to each annual period.

(2) Option vests in forty-eight (48) equal installments beginning on the date of grant (September 10, 2008).

(3) Option vests in forty-eight (48) equal installments beginning on the date of grant (December 13, 2010).

(4) Option vests in forty-eight (48) equal installments beginning on the date of grant (June 2, 2010).

(5) Option vests in four equal annual installments beginning April 11, 2011, subject to the satisfaction of certain performance criteria with respect to each annual period.

(6) Option vests in forty-eight (48) equal installments beginning on the date of grant (October 14, 2010).

(7) Option vests in forty-eight (48) equal installments beginning on the date of grant (October 13, 2010).

(8) Option vests 4/48 on April 11, 2012 and 11/48 on each of April 11, 2013, April 11, 2014, April 11, 2015 and April 11, 2016, subject to satisfaction of certain performance criteria with respect to each vesting period.

(9) Option vests 6/48 on April 11, 2013, and the remainder vests proportionately on each of April 11, 2014, April 11, 2015 and April 11, 2016, subject to satisfaction of certain performance criteria.

(10) Option vests as follows: 50,000 shares subject to the option will vest on February 5, 2010 and the remaining shares will vest subject to the attainment of certain corporate events. Such vesting is subject to Mr. Erdtmann's continued employment or service relationship with the Company on each of the vesting dates.

(11) Option vests 25% on each of April 11, 2013, April 11, 2014, April 11, 2015 and April 11, 2016, subject to satisfaction of certain performance criteria with respect to each vesting period.

(12) Option vests 4/48 on April 11, 2012, the remainder vests proportionately on each of April 11, 2013, April 11, 2014 and April 11, 2015. The options vesting on each of April 11, 2013, April 11, 2014 and April 11, 2015 are subject to satisfaction of certain performance criteria with respect to each such period.

Option Exercises

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during the six month transition period ended December 31, 2012 by each of our named executive officers.

	Option Awards	
Name	**Number of shares acquired on exercise**	**Value realized on exercise[1] $**
Robert W. Duggan	-	-
Mahkam Zanganeh, D.D.S., MBA	-	-
Joshua T. Brumm	-	-
Rainer M. Erdtmann	94,000	5,796,251
Lori Kunkel, M.D.	-	-
Joseph J. Buggy, Ph.D.	50,000	3,069,340

(1) Value realized on exercise is based on the fair market value of our common stock on the date of exercise minus the exercise price and does not necessarily reflect proceeds actually received by the named executive officer.

DIRECTOR COMPENSATION

Cash Compensation

Until December 15, 2011, each non-employee director received $7,500 per quarter for each regularly scheduled Board meeting attended and $500 for each Board committee meeting attended. Each committee chairman received $1,000 for each Board committee meeting attended. Additionally, the Company has a Clinical Review Committee that consists of Drs. Smith and Mehta. The Chairman of the Clinical Review Committee and each member of the Clinical Review Committee are entitled to receive annual payments of $10,000 and $1,000, respectively, payable in quarterly installments. Board members may elect to receive their compensation in the form of fully vested non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

In October 2011, the Board approved a director's compensation plan commencing with the Annual Meeting on December 15, 2011 under which each non-employee director will receive a $16,000 annual retainer for participation on the Board, payable in quarterly installments. Each non-employee director will receive $3,000 for each scheduled Board meeting attended in person, as well as $500 for each Board meeting attended via telephone and for each Board committee meeting attended in person or via telephone. The Chairman of the Audit Committee and each member of the Audit Committee will receive annual payments of $4,000 and $2,000, respectively, payable in quarterly installments. The Chairman of each of the Compensation Committee and NCG Committee will receive annual payments of $2,000, payable in quarterly installments, and each other member of the Compensation Committee and NCG Committee will receive annual payments of $1,000, payable in quarterly installments. Board members may elect to receive their compensation in the form of fully vested non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

Equity Compensation

Each non-employee director currently receives an automatic option grant to purchase 15,000 shares on the day they become a member of the Board with an exercise price of one hundred percent (100%) of the fair market value on the date of grant ("Initial Option"). Each non-employee director of the Company receives an annual automatic grant on the day of the Company's Annual Meeting of a non-qualified stock option to purchase 7,500 shares with an exercise price of one hundred (100%) of the fair market value on the date of grant ("Annual Replenishment Option"), provided that the director has served as a director for at least the six (6) months prior to the Annual Meeting. As a result of the May 9, 2013 Annual Meeting being only 6 months following the last Annual Meeting due to the Company's change in fiscal year, the Board has determined that half of the Annual Replenishment Option, or an option to purchase 3,750 shares, will be granted to each director on the day of the Company's Annual Meeting.

All director option grants are nonstatutory stock options subject to the terms and conditions of the 2004 Plan. Each Initial Option vests in equal annual installments over (5) years from the date of grant, and each Annual Replenishment Option vests in equal monthly installments over twelve (12) months from the date of grant. Furthermore, Initial Options and Annual Replenishment Options vest only during the option holder's service as a Board member; provided however, that the Compensation Committee has the power to accelerate the time during which an option granted to a director may vest.

Initial Options and Annual Replenishment Options terminate upon the earlier of (i) ten (10) years after the date of grant or (ii) thirty-six (36) months after the date of termination of the option holder's service as a Board member.

The following table sets forth the compensation earned or awarded to the Company's non-employee directors during the six month transition period ended December 31, 2012.

Current Directors:	**Fee Earned or Paid in Cash [1] ($)**	**Option Awards[2] ($)**	**Total ($)**
Robert W. Duggan	-	-	-
Robert F. Booth, Ph.D.	-	284,540	284,540
Kenneth A. Clark	-	500,606	500,606
Eric H. Halvorson	-	289,605	289,605
Minesh P. Mehta, M.D.	4,250	272,586	276,836
David D. Smith, Ph.D. [3]	-	283,561	283,561
Richard A. van den Broek	-	292,532	292,532
Former Director:			
Roy C. Hardiman	-	29,893	29,893

(1) See the section entitled "Director Compensation - Cash Compensation", above, for a description of the cash compensation program for the Company's non-employee directors during the six month transition period ended December 31, 2012. Amounts earned in one year and paid in the following year are, for purposes on this table only, accounted for in the year earned. Includes fees with respect to which directors elected to receive option shares in lieu of such fees. The following directors received option shares in the amounts set forth below in lieu of the fees set forth below:

Current Directors	**Fees Forgone ($)**	**Option Shares Received in Lieu of Cash**
Robert W. Duggan	-	-
Robert F. Booth, Ph.D.	18,500	867
Kenneth A. Clark	2,761	134
Minesh P. Mehta, M.D.	16,755	589
David D. Smith, Ph.D.	18,000	844
Richard A. van den Broek	22,500	1,056
Eric H. Halvorson	21,000	988
Former Director:		
Roy C. Hardiman	14,957	697

(2) The amounts set forth under this column represent the aggregate grant date fair value of stock options granted in each fiscal year for financial reporting purposes under Statement of Financial Accounting Standards ASC Topic 718, "Stock Compensation," disregarding the estimate of forfeitures. The Company's methodology, including its underlying estimates and assumptions used in calculating these values, is set forth in Note 7 to its audited financial statements included in its Transition Report on Form 10-K filed with the Securities and Exchange Commission for the transition period ended December 31, 2012. See the section entitled "Director Compensation - Equity Compensation", above, for a description of the Company's cash compensation policy for non-employee directors and the specific terms of the stock options granted to the Company's non-employee directors during the six month transition period ended December 31, 2012. The grant date fair value of option awards earned in the transition period ended December 31, 2012 and the total options outstanding are as follows:

Current Directors	Grant Date	Grant Date Fair Value	Options Outstanding at 6/30/12	Options Outstanding at 12/31/12
Robert F. Booth, Ph.D.	10/1/12	19,441		
	11/9/12	247,534		
	1/2/13	17,566		
		$ 284,541	47,912	56,294
Kenneth A. Clark	11/9/12	$ 495,068		
	1/2/13	5,538		
		$ 500,606	-	15,000
Eric Halvorson, J.D.	10/1/12	20,497		
	11/9/12	247,534		
	1/2/13	21,574		
		$ 289,605	15,972	24,453
Minesh P. Mehta, M.D.	10/1/12	11,744		
	11/9/12	247,534		
	1/2/13	13,309		
		$ 272,587	12,183	20,158
David D. Smith, Ph.D.	10/1/12	18,957		
	11/9/12	247,534		
	1/2/13	17,070		
		$ 283,561	171,066	179,424
Richard A. van den Broek	10/1/12	22,432		
	11/9/12	247,534		
	1/2/13	22,566		
		$ 292,532	81,172	89,697
Former Director:				
Roy C. Hardiman	10/1/12	17,989		
	1/2/13	11,903		
		$ 29,892	48,123	23,735

There were no options that were repriced or otherwise materially modified during fiscal year 2012 or the transition period ended December 31, 2012.

(3) Prior to his appointment to the Audit Committee or the Compensation Committee, Dr. Smith also was granted options in August 2010 to purchase 1,100 shares of the Company's common stock, valued as of the grant date at less than $8,000, in connection with consulting services provided in fiscal 2010.

Securities Authorized For Issuance Under Equity Compensation Plans

The table below shows, as of December 31, 2012, information for all equity compensation plans previously approved by stockholders and for all compensation plans not previously approved by stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) [1]
Equity compensation plans approved by security holders [2]	7,293,104	$15.24	3,609,540
Equity compensation plans not approved by security holders	-	-	-
Total	7,293,104	$15.24	3,609,540

(1) Includes approximately 391,674 shares issuable under the Company's Employee Stock Purchase Plan. No shares are available for future issuance under the 1995 Stock Option Plan.

(2) Includes our:

- 2004 Plan
- 1995 Stock Option Plan
- Employee Stock Purchase Plan

BOARD AUDIT COMMITTEE REPORT*

The Audit Committee of the Board is comprised of three (3) independent directors (as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules listing standards) and operates under a written charter adopted by the Board.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Transition Report on Form 10-K for the transition period ended December 31, 2012 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement of Accounting Standard 61, as amended (AICPA, Professional Standards Vol. 1 AU Section 380), as adopted by the Public Company Oversight Board in Rule 3200T. In addition, the Audit Committee has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Transition Report on Form 10-K for the transition period ended December 31, 2012 for filing with the SEC. The Audit Committee has also recommended, subject to stockholder ratification, the retention of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

Eric H. Halvorson (chairman)
Richard A. van den Broek
Minesh P. Mehta, M.D.

---

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently consists of Richard A. van den Broek, Robert F. Booth, Ph.D. and David D. Smith, Ph.D. None of the members of our Compensation Committee is currently or has been, at any time since our formation, one of our officers or employees. During the six month transition period ended December 31, 2012, no executive officer served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the members of our Compensation Committee currently has or has had any relationship or transaction with a related person requiring disclosure pursuant to Item 404 of Regulation S-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Retention of Wilson Sonsini Goodrich & Rosati. Kenneth A. Clark, a nominee for election to the Board, is a member of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California ("WSGR"). During the six month transition period ended December 31, 2012, the Company retained WSGR as legal counsel for various matters, including matters related to the Company's worldwide collaboration and license agreement with Janssen Biotech, Inc. which the Company entered into in December 2011, and the prosecution of the Company's patent estate. The Company continues to retain WSGR with respect to these and other matters. The Company incurred aggregate legal expenses of $2.3 million for services provided by WSGR from July 1, 2012, the beginning of the transition period, through March 31, 2013.

The Audit Committee is charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. The policy provides that the Audit Committee reviews certain transactions subject to the policy and decides whether or not to approve or ratify those transactions. In doing so, the Audit Committee determines whether the transaction is in the best interests of the Company.

ANNUAL REPORT

A copy of the Company's Transition Report on Form 10-K for the transition period ended December 31, 2012 has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Transition Report on Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting material.

FORM 10-K

The Company filed an Annual Report on Form 10-K for the year ended June 30, 2012 and a Transition Report for the transition period ended December 31, 2012 with the Securities and Exchange Commission. A copy of the Transition Report on Form 10-K has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Transition Report on Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting material. Stockholders may obtain copies of the

Annual Report on Form 10-K and Transition Report on Form 10-K, without charge, by writing to Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085, Attn: Corporate Secretary.

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed Proxy.

THE BOARD OF DIRECTORS
April 9, 2013

Selected Accomplishments

June 2011 – December 2012

- Increased number of patients in clinical trials from 265 to more than 1,100 to date – enabling more refined clinical trials and greater data generation to fulfill regulatory requirements for a global filing.
- Increased number of employees from 77 to 224, number of scientific professionals from 57 to 174, and number of MDs or PhDs from 17 to 25 – enabling more rapid clinical development, regulatory filing, and market commercialization.
- Completed partnership with Janssen Biotech, Inc, one of the Janssen Pharmaceutical Companies of Johnson & Johnson, with $975 million initial investment (upfront and milestone payments) with a 50/50 profit split while taking a lead role in U.S. commercial strategy development – enabling faster clinical development and shortened time-to-market.
- Received Bay Bio Pantheon DNA Award for Outstanding Partnering for the above relationship – enabling wider industry recognition of business practices.
- Received two Best of ASH (American Society of Hematology) Awards for studies of ibrutinib in chronic lymphocytic leukemia presented in 2012 – receiving a wider scientific recognition of clinical advances.
- Invited to make 9 oral presentations and 9 poster presentations at ASH 2012 – enabling scientific exchange on clinical advances in the B-cell malignancies space.
- Increased clinical pipeline in the partnership to 5 Phase III trials and 9 Phase II trials to date – enabling more rapid product development, broadened portfolio, and faster commercialization. Most recently received Breakthrough Therapy Designation by the U.S. Food and Drug Administration for the investigational oral agent ibrutinib monotherapy for the treatment of patients with relapsed or refractory mantle cell lymphoma and for ibrutinib monotherapy for the treatment of patients with Waldenstrom's Macroglobulinemia, both of which are B-cell malignancies.


pharmacyclics

999 East Arques Ave.
Sunnyvale, CA 94085

Phone: (408) 774-0330
Fax: (408) 774-0340
Email: info@pcyc.com
www.pharmacyclics.com

Independent Registered Public Accounting Firm
Pricewaterhouse Coopers LLP

488 Almaden Blvd,
San Jose, CA 95110

Transfer Agent
Computershare Investor Services

P.O. Box 43078
Providence, RI 02940

Corporate Profile

Management Team

Robert W. Duggan
Chief Executive Officer and Chairman of the Board

Mahkam (Maky) Zanganeh, D.D.S., MBA
Chief Operating Officer

Maria Fardis, Ph.D., MBA
Chief of Oncology Operations and Alliances

Lori Kunkel, M.D.
Chief Medical Officer

David J. Loury, Ph.D.
Chief Scientific Officer

Heow Tan
Chief of Technical Operations

Joshua T. Brumm
Executive Vice President, Finance

Paula Boultbee
Executive Vice President, Sales and Marketing

Rainer (Ramses) M. Erdtmann
Senior Vice President, Investor Relations and Administration

Urte Gayko, Ph.D.
Senior Vice President, Regulatory

Joseph J. Buggy, Ph.D.
Vice President, Research

Fong Clow, D.Sc.
Vice President, Biostatistics, Programming and Data Management

Michael Crum
Vice President, U.S. Sales

Elizabeth Faust, Ph.D.
Vice President, Medical Affairs

Gregory W. Hemmi, Ph.D.
Vice President, Chemical Operations

Dana Lee, Pharm. D.
Vice President, Clinical Drug Safety

Richard Love
Vice President, General Counsel and Secretary

Jesse McGreivy, M.D.
Vice President, Clinical Science

Scott Shearer, Ph.D.
Vice President, Global Quality

Manmeet Soni
Vice President, Corporate Controller

Christophe Suchet
Vice President, Information Technology

Board of Directors

Robert W. Duggan

Kenneth Clark, J.D.

Eric Halvorson, J.D.

Minesh Mehta, M.D.

David Smith, Ph.D

Richard van den Broek

Robert Booth, Ph.D

Forward-looking statement

This letter contains forward-looking statements. These statements relate to future events or the future financial performance of Pharmacyclics. In some cases, it is possible to identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate,""goal," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "should" or "will" or the negative of such terms or other comparable terminology. In particular, forward-looking statements include:

- statements about Pharmacyclics' future capital requirements and the sufficiency of Pharmacyclics' cash, cash equivalents, marketable securities and other financing proceeds to meet these requirements;
- information concerning possible or assumed future results of operations, trends in financial results and business plans;
- statements about Pharmacyclics' product development schedule;
- statements about Pharmacyclics' expectations for and timing of regulatory approvals for any of Pharmacyclics' product candidates;
- statements about the level of Pharmacyclics' expected costs and operating expenses;
- statements about the potential results of ongoing or future clinical trials;
- other statements about Pharmacyclics' plans, objectives, expectations and intentions; and
- other statements that are not historical fact.

From time to time, Pharmacyclics also may provide oral or written forward-looking statements in other materials Pharmacyclics releases to the public. Forward-looking statements are only predictions that provide Pharmacyclics' current expectations or forecasts of future events. Any or all of Pharmacyclics' forward-looking statements in this letter and in any other public statements are subject to unknown risks, uncertainties and other factors may cause Pharmacyclics' actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although Pharmacyclics believes that the expectations reflected in the forward-looking statements are reasonable, Pharmacyclics cannot guarantee future results, performance or achievements. Investors are advised not place undue reliance on these forward-looking statements.

Pharmacyclics undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures Pharmacyclics makes on related subjects in Pharmacyclics' Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In particular, note that Pharmacyclics provides a cautionary discussion of risks, uncertainties, assumptions and other factors relevant to Pharmacyclics' business under the caption Risk Factors and elsewhere in Pharmacyclics' Annual Report on Form 10-K for the fiscal year ended June 30, 2012 and Transition Report in Form 10-K for the transition period ended December 31,2012. These are risks that could cause Pharmacyclics' actual results to differ materially from expected or historical results.

Pharmacyclics Pipeline

Our development focus is in the discovery of patient-friendly cancer therapies.

ibrutinib	Pharmacyclics, Inc.	Janssen Biotech, Inc.
Phase II	PCYC 1102 (CLL mono in RR/FL) PCYC 1104 (MCL mono in RR) PCYC 1109 (CLL OFA comb. in RR) PCYC 1108 (CLL BR comb. in RR) PCYC 1117 (CLL mono 17P in RR) PCYC 1111 (MM mono/comb in RR) PCYC 1106 (DLBCL mono in RR)	FLR 2002 (Follicular mono in RR) MCL 2001 (MCL in RR)
Phase III	PCYC 1112 (CLL mono vs OFA in RR) PCYC 1115 (CLL mono vs Clorambucil in FL)	CLL 3001 (CLL in comb. with BR in RR) MCL 3001 (MCL mono vs temsirol in RR) MCL 3002 (MCL in comb. with BR in FL)

RR= relapsed/refractory FL= Frontline comb.= combination mono= monotherapy

Other Programs	Pharmacyclics, Inc.	Partner
Phase I/II	HDAC Inhibitor/abexinostat Lymphoma Sarcoma	Servier
Phase I/II	Factor VIIa Inhibitor / PCI-27483 Pancreatic cancer	Novo Nordisk A/S
Pre-Clinical	BTK Inhibitor Autoimmune	Unpartnered

ibrutinib (PCI-32765) is an investigational drug limited to investigational use and has not been approved by any regulatory agencies. Pharmacyclics and Janssen are investigating ibrutinib as a monotherapy and/or in combination therapy with other treatments in several B-cell malignancies, including treatment-naïve chronic lymphocytic leukemia (CLL), small lymphocytic lymphoma (SLL), relapsed/refractory CLL/SLL, mantle cell lymphoma (MCL), diffuse large B-cell lymphoma (DLBCL), follicular lymphoma (FL) and multiple myeloma (MM). The partnership has initiated 5 Phase III trials that are designed to provide the clinical basis for global marketing authorization.

Partner Information

ibrutinib worldwide collaboration with Janssen Biotech, Inc.

In December 2011, we entered into a worldwide collaboration and license agreement with Janssen Biotech, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson ("Janssen"), to develop and commercialize ibrutinib, a novel, oral, first-in-class BTK inhibitor being developed for the treatment of hematological malignancies, including non-Hodgkin's lymphoma, chronic lymphocytic leukemia and multiple myeloma.

Pharmacyclics and Janssen will collaborate on the development of ibrutinib for oncology and other indications. Each company will lead development for specific indications as stipulated in a global development plan. The agreement includes plans to launch multiple Phase III trials of ibrutinib over the next several years.

Following regulatory approval, both Pharmacyclics and Janssen will book revenue and co-commercialize ibrutinib. In the U.S., Pharmacyclics will book sales and take a lead role in the U.S. commercial strategy development and both Pharmacyclics and Janssen will share in commercialization activities. Outside the United States, Janssen will book sales and perform commercialization activities. Profits and losses from the commercialization activities will be equally split on a worldwide basis. Development and commercialization activities under the collaboration will be managed through a shared governance structure.

Strong Financial Position

As previously announced, we changed our fiscal year end from June 30 to December 31, effective December 31, 2012. As a result, the six month period ended December 31, 2012 represents a transition period, with the next fiscal year covering the period from January 1, 2013 through December 31, 2013.

Our balance sheet continues to be strong. We finished the transition period ended December 31, 2012 with $317 million in cash, cash equivalents, and marketable securities and no long term debt. We received a total of $150 million in milestone payments during the transition period ended December 31, 2012 due to our achievement of three development milestones under our worldwide collaboration agreement with Janssen. In addition, in March 2013, we received net proceeds of $201 million from a public stock offering.

We believe we are well positioned to advance our clinical development program, including Phase III trials generating new data that we believe may lead to patient friendlier cancer treatment options in the future.

Pharmacyclics Stock Performance


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Closing Price as of March 25, 2013: $79.44